     As filed with the Securities and Exchange Commission on April 7, 2000
                                                     Registration No. 333-xxxxx
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     under
                          The Securities Act of 1933

                                ---------------
                              WORLDRES.COM, INC.
            (Exact Name of Registrant as Specified in Its Charter)

                                ---------------

            Delaware                              4724                            94-3357972
 (State or Other Jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
 Incorporation or Organization)        Classification Code Number)          Identification Number)

                   1510 Fashion Island Boulevard, Suite 100
                              San Mateo, CA 94404
                                (650) 372-1700
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                                ---------------

                               Gregory A. Jones
                     President and Chief Executive Officer
                   1510 Fashion Island Boulevard, Suite 100
                              San Mateo, CA 94404
                                (650) 372-1700
 (Name, Address Including Zip Code, and Telephone Number Including Area Code,
                             of Agent for Service)

                                ---------------

                                  Copies to:

               Alan Talkington, Esq.                     Gregory C. Smith, Esq.
               Scott D. Elliott, Esq.                    Celeste E. Greene, Esq.
         Orrick, Herrington & Sutcliffe LLP     Skadden, Arps, Slate, Meagher & Flom LLP
                 400 Sansome Street                       525 University Avenue
              San Francisco, CA 94111                      Palo Alto, CA 94301

                                ---------------

       Approximate date of commencement of proposed sale to the public:
     As soon as practicable after the effective date of this Registration
                                  Statement.

                                ---------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------
------------------------------------------------------------------------------
    Title Of Each Class Of
          Securities           Proposed Maximum Aggregate        Amount of
       To Be Registered            Offering Price(1)          Registration Fee
------------------------------------------------------------------------------
Common Stock, par value
 $0.001......................         $69,000,000                 $18,216
------------------------------------------------------------------------------
------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

                                ---------------

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED APRIL 7, 2000

                                     [LOGO]

                                  WORLDRES.COM


                                          Shares

                                  Common Stock

  WorldRes.com, Inc. is offering     shares of its common stock. This is our
initial public offering and no public market currently exists for our shares. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol "WRES." We anticipate that the initial public
offering price will be between $    and $    per share.

                                  -----------

                 Investing in our common stock involves risks.
                    see "Risk Factors" beginning on page 6.

                                  -----------

                                                                  Per
                                                                 Share   Total
                                                                ------- -------
Public Offering Price.......................................... $       $
Underwriting Discounts and Commissions......................... $       $
Proceeds to WorldRes.com....................................... $       $

    The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  WorldRes.com has granted the underwriters a 30-day option to purchase up to
an additional     shares of our common stock to cover over-allotments.

                              Joint Lead Managers

Robertson Stephens                                             J.P. Morgan & Co.
                                  -----------

                          Prudential Volpe Technology
                        a unit of Prudential Securities



                 The date of this prospectus is         , 2000

                             [INSIDE FRONT COVER]

                                [Color Artwork]

      WorldRes.com provides a leading business-to-business e-commerce solution for online marketing and reservations to the highly fragmented global hotel industry.

      [Description of Graphics and Text on left front and right front gatefold: WorldRes logo in center with lines on left side to different types of distribution partners and on right side to member hotels.]

Distribution Partners: destination marketing organizations, activity-based partners, internet-based partners, call centers, travel agents, hotel web sites, WorldRes web sites.

Member Hotels: B&Bs, independent inns, resorts, hotel groups, representation companies, hotel chains, independent hotels.

   Travel Web Site Partners            WorldRes.com Highlights
   . Access to broad range of Lodging
     inventory                         .1,075 travel web sites
   . Offer rich content for leisure
     travelers                         .11,500 hotel properties
   . Process real time reservation     .142 countries
   . Share transaction revenue         .over 325,000 reservations processed

   Participating Hotels
   . Open to any property
   . Differentiate through rich content
   . Receive online reservations
   . No sign-up fees, low cost channel

            [Description of graphics on right front gatefold page]

         [Series of photos of various hotels available on our system]

                               ----------------

      WorldRes is a registered trademark and PlacesToStay is a trademark of WorldRes.com. WorldRes.com, PlacesToStay.com and BedandBreakfast.com are each trade names of WorldRes.com. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

      Until        , 2000, all dealers that buy, sell or trade our common
stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   6
Note on Forward-Looking Statements.......................................  19
Use of Proceeds..........................................................  20
Dividend Policy..........................................................  20
Capitalization...........................................................  21
Dilution.................................................................  22
Selected Consolidated Financial and Operating Data.......................  23
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  25
Business.................................................................  33
Management...............................................................  43
Related Party Transactions...............................................  52
Principal Stockholders...................................................  55
Description of Capital Stock.............................................  57
Shares Eligible for Future Sale..........................................  59
Underwriting.............................................................  61
Legal Matters............................................................  64
Experts..................................................................  64
Additional Information Available to You..................................  64
Index to Consolidated Financial Statements............................... F-1


                               ----------------

      Except as otherwise indicated, information in this prospectus assumes the following:

     . the reincorporation of WorldRes.com in Delaware before the consummation of this offering;

     . the conversion of all outstanding shares of our preferred stock into shares of common stock upon the consummation of this offering; and

     .  no exercise of the underwriters' over-allotment option.

      Although we refer to travel web site and other distribution partners that we have contracts with, we do not act as an agent or legal representative for any of these entities. We do not have the power or authority to legally bind any of these travel web site and other distribution partners and we do not have the types of liabilities in relation to our partner entities that a general partner of a partnership would have.

      The terms "WorldRes.com," "WorldRes," "our," "we" and "us" as used in this prospectus, refer to WorldRes.com, Inc. and its wholly owned subsidiaries, except where it is made clear that such term means only the parent company, and not to the underwriters. The term "BedandBreakfast.com" refers to Goldreyer Incorporated doing business as BedandBreakfast.com.

                               PROSPECTUS SUMMARY

      This is only a summary and may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the "'Risk Factors" section and our financial statements and the related notes included in this prospectus.

                                  WorldRes.com

      WorldRes.com provides a leading business-to-business e-commerce solution for online marketing and reservations to the highly fragmented global hotel industry. Our Internet-based reservation system connects hotels to travel web sites creating an e-commerce network. This network enables these web sites to provide travelers with the ability to collect information and make real-time, confirmed hotel reservations online. Since inception, we have processed approximately 325,000 reservations at a broad range of hotels globally. During the three months ended March 31, 2000, we processed $31.1 million in gross value of hotel bookings, compared to $16.4 million in the three months ended December 31, 1999 and $9.3 million in the three months ended March 31, 1999. As of February 29, 2000, our network consisted of approximately 11,500 hotel properties in 142 countries and 1,075 travel web sites and call centers as well as over 1,800 web sites that are part of our affiliate program managed by Be Free. As of that date, we also had contracts in place to add approximately 12,900 additional properties to our network.

      Our network includes large hotel chains such as Choice Hotels and Accor, as well as many independent hotels and resorts including Vail Resorts and St. Moritz. Our travel web site partners include broad travel sites such as Yahoo! Lodging and Travelocity.com, as well as activity-based web sites such as Resort Sport Network, SkiNet.com and MountainZone.com. Through our network, these travel web site partners are able to offer their users the ability to check availability on a real-time basis and book a room through their web sites at any of the hotels that are part of our network. In addition, we maintain two branded web sites, PlacesToStay.com and BedandBreakfast.com, which offer a reservation solution to travel web sites desiring an established brand to include on their web site.

      The worldwide hotel industry is particularly well suited for business-to-business e-commerce because it is large and fragmented, spends billions of dollars on marketing and distribution, and still operates at significantly less than full occupancy. The Internet has emerged as a more convenient, efficient and cost-effective medium than either the phone or fax for hotels to distribute inventory and for travelers to book accommodations. The Internet's capabilities, however, remain underutilized in generating and processing online reservations, particularly for the leisure market.

      We believe that our network and reservation solution provide significant benefits to hotels and travel web site partners. We enable hotels to reach more customers and increase occupancy through our growing network of travel web sites and other distribution partners. Additionally, our Internet-based reservation system allows hotels to differentiate themselves by offering descriptive content and photographs on our network. Hotels can easily and continuously update their descriptive information, available inventory and pricing across multiple web sites simply by accessing and updating our system. Our solution aggregates a supply of hotel rooms and enables travel web sites to provide their customers with the ability to search for rooms and make confirmed reservations online. These online reservations generate additional transaction revenue for travel web sites.

      Our objective is to be the leading business-to-business e-commerce reservation solution for the global hotel industry. To reach our goal, we intend to:

     . increase reservations by increasing the number of hotels and travel web site partners that comprise our network;

     . increase reservations by actively managing hotel and travel web site relationships;

     .  pursue acquisitions;

     .  expand our service offerings; and

     .  maintain our technological leadership.

      We will encounter various risks and uncertainties in connection with the implementation of our strategy. We have a limited operating history and have incurred substantial losses. As of December 31, 1999, we had an accumulated deficit of approximately $34.9 million. We expect to incur substantial losses for the foreseeable future.

      WorldRes.com, formerly WorldRes, Inc., was incorporated as Places To Stay, Inc. in California in October 1995. Prior to the completion of this offering, we intend to reincorporate under the laws of the State of Delaware. Our principal executive offices are located at 1510 Fashion Island Boulevard, Suite 100, San Mateo, California 94404. Our telephone number at that location is (650) 372-1700. Our World Wide Web site is www.worldres.com. The information contained on our web site is not a part of this prospectus.

                                  The Offering

 Common stock offered................................            shares


 Common stock to be outstanding after this offering..            shares


 Use of proceeds..................................... For general corporate purposes, including
                                                      working capital to fund
                                                      anticipated operating
                                                      losses and expenses
                                                      associated with sales and
                                                      marketing efforts. See
                                                      "Use of Proceeds."



 Proposed Nasdaq National Market symbol.............. WRES

      The common stock to be outstanding after this offering is based on the number of shares outstanding as of February 29, 2000. The number of shares outstanding excludes:

     . 1,898,653 shares of common stock issuable as of February 29, 2000 upon the exercise of outstanding stock options issued under our stock plans at a weighted average exercise price of $3.98 per share;

     . 765,961 shares of common stock available for future issuance under our stock plans as of February 29, 2000; and

     . 637,840 shares of common stock issuable upon the exercise of warrants outstanding as of February 29, 2000 at a weighted average exercise price of $3.31 per share.

               Summary Consolidated Financial and Operating Data

                     (in thousands, except per share data)

      The tables below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

                            October 10,
                               1995                                   Three Months
                            (inception)     Fiscal Years Ended            Ended
                              through         September 30,           December 31,
                           September 30, --------------------------  ----------------
                               1996       1997     1998      1999     1998     1999
                           ------------- -------  -------  --------  -------  -------
                                                                       (unaudited)
Consolidated Statement of
Operations Data:
Net revenue:
  Reservation............     $     3    $    71  $   294  $  1,322  $   151  $   479
  Other..................          --         --      162       406      105      179
                              -------    -------  -------  --------  -------  -------
    Total net revenue....           3         71      456     1,728      256      658
Gross profit.............           3         67      398     1,496      226      566
Total operating
 expenses................       1,762      4,350    6,629    15,098    2,321    9,848
Loss from operations.....      (1,759)    (4,283)  (6,231)  (13,602)  (2,095)  (9,282)
Net loss.................     $(1,796)   $(4,350) $(6,147) $(13,489) $(2,075) $(9,170)
Basic and diluted net
 loss per share..........     $(12.71)   $(10.77) $(10.80) $ (18.03) $ (3.12) $ (4.31)
Shares used in computing
 basic and diluted net
 loss per share..........         141        404      569       748      666    2,128
Pro forma basic and
 diluted net loss per
 share (unaudited).......                                  $  (1.96)          $ (0.80)
Shares used in computing
 pro forma basic and
 diluted net loss per
 share (unaudited).......                                     6,865            11,427

Supplemental Data:
Gross value of hotel
 bookings................     $   119    $ 1,748  $ 8,577  $ 41,368  $ 4,856  $16,401

                                                          December 31, 1999
                                                     ---------------------------
                                                               Pro    Pro Forma
                                                     Actual   Forma  As Adjusted
                                                     ------- ------- -----------
                                                             (unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents........................... $24,242 $29,242    $
Working capital.....................................  21,939  26,939
Total assets........................................  36,372  41,372
Long-term obligations less current portion..........     642     642
Additional paid-in capital..........................  71,459  76,457
Total shareholders' equity..........................  31,016  36,016

      Gross value of hotel bookings equals the number of nights per stay times the hotel room rate for all the reservations processed through our system. Gross value of hotel bookings is not equivalent to and is not intended to represent our revenue or backlog. Gross value of hotel bookings has not been prepared or disclosed in accordance with generally accepted accounting principles and should not be considered in isolation or as a substitute for other information prepared or disclosed in accordance with generally accepted accounting principles. We use gross value of hotel bookings as an indicator of general business activity, success of promotional efforts and capacity to handle customer demand. In addition, we believe that gross value of hotel bookings may provide a useful comparison between historical periods, and year to year changes of this information may provide a useful measure of market acceptance of our network.

      The "Pro Forma" column reflects our summary consolidated balance sheet data after giving effect to the conversion of all shares of outstanding preferred stock into shares of common stock upon the consummation of this offering and the sale to Accor of 430,293 shares of Series E preferred stock in April 2000.

      The "Pro Forma As Adjusted" column reflects our pro forma balance sheet data as adjusted to reflect the receipt of the estimated net proceeds of
$           from the sale of           shares of common stock in this offering
at an assumed initial public offering price of $    per share, after deducting
the underwriting discount and estimated offering expenses.

                                  RISK FACTORS

      Any investment in shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

                         Risks Related To Our Business

Our limited operating history makes it difficult to evaluate our future prospects.

      We were formed in October 1995 and have a limited operating history, which makes an evaluation of our future prospects very difficult. We initially focused on offering our services through our branded web site PlacesToStay.com and, in January 1998, we refined our business model to focus on creating the WorldRes.com online reservation network. We will encounter risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets. Some of these risks and uncertainties are:

     . we may be unable to significantly increase and maintain adoption of our Internet-based reservation system by hotels and travel web sites;

     . we depend substantially on an Internet-based reservation solution that has been present in the market for a limited time and may not be successful;

     . we may be unable to adapt to rapidly changing technologies and developing markets;

     . we may be unable to effectively manage our rapidly expanding operations and increasing use of our services;

     . we may be unable to attract, retain and motivate qualified personnel; and

     . we may be unable to compete in a highly competitive market dominated by larger, more established companies with substantial financial resources and significant customer relationships.

If we are unable to successfully address these risks and uncertainties, our business would be seriously harmed.

Our business model is unproven and we may be unsuccessful.

      Our strategy is based on an unproven business model, and we cannot be certain that our reservation system will achieve broad market acceptance. Our business model is based on the acceptance of our service by hotels and travel web sites. We will be successful only if hotels and travel web sites join our network. Many of the factors influencing hotels' and web sites' willingness to use our network are outside our control, including Internet access and cost issues. Hotels may continue to market their properties through existing methods and may not adopt an Internet-based reservation solution because of security and privacy concerns, or general reticence about technology or the Internet. We cannot predict the degree to which hotels and travel web sites will join our network. Hotels and travel web sites may not utilize our network to the degree necessary for us to achieve profitability.

We have an accumulated deficit, are not currently profitable and expect to incur future losses.

      We have incurred substantial losses since our inception and we anticipate continuing to incur substantial losses for the foreseeable future. As of December 31, 1999, we had an accumulated deficit of approximately $34.9 million. Although revenue generated from our network has grown in recent quarters, we may not be able to sustain these growth rates. In fact, we may not have any revenue growth, and our revenues could decline. The extent of our losses will also be contingent, in part, on the amount of growth in operating expenses. We expect to incur significant sales and marketing, technology and development and general and administrative costs. In addition, in the future we expect to incur non-cash costs relating to the amortization of deferred compensation which will contribute to our net losses. As a result, if our revenue fails to grow at anticipated rates, or our operating expenses increase without a commensurate increase in our revenues, or we fail to adjust operating expenses accordingly, our business would be harmed.

Our quarterly operating results are volatile and difficult to predict. If we fail to meet the expectations of securities analysts or investors, the market price of our common stock may suffer.

      Our quarterly results of operations have varied significantly in the past and are expected to fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. You should be aware that these factors make financial forecasting difficult. As a result of our limited operating history and the emerging nature of the market for online commerce, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indicators of future performance. Our operating results may fall below the expectations of securities analysts or investors in some future quarter or quarters. The price of our common stock may suffer if our financial performance falls below our forecasts or the expectations of securities analysts or investors.

      Factors that may adversely affect our quarterly operating results include:

     . success in maintaining and enhancing existing relationships with hotels and travel web site and other distribution partners using our network;

     . ability to attract new hotels and travel web site and other distribution partners to our network;

     . ability to develop, introduce and market new services and enhancements to our existing services on a timely basis;

     .  seasonality and other cyclical factors;

     . success in maintaining current levels of gross margins on commission revenue;

     . announcement or introduction of new web sites, services and products by our competitors;

     .  changes in our pricing policies or those of our competitors;

     . ability to upgrade and develop our systems and infrastructure to accommodate growth;

     .  ability to attract new personnel in a timely manner;

     . technological changes in our markets and occurrences of technical difficulties or service interruptions;

     . amount and timing of operating costs and capital expenditures relating to the expansion of our business, operations and infrastructure; and

     . general economic conditions and economic factors specific to the Internet and online commerce industries, as well as the worldwide travel and lodging industries.

      As a result of entering into contracts with chain hotels, we have added large numbers of properties to our network during certain quarters. These additions have resulted in large percentage increases in the number of properties available through our network when compared to prior periods. We do not anticipate consistently adding chain hotels to our network in each quarter. Accordingly, the percentage growth in the number of properties on our network in subsequent periods may be lower because of the impact of adding these chain hotels in prior periods. We expect this trend to continue which may cause our quarterly results of operations to fluctuate.

      Our reservation revenue historically has been derived from transactions processed through our network for travel web site and other distribution partners including tourism offices, convention and visitor bureaus, call centers and travel agents. Some travel web site and other distribution partners may perceive that our branded sites will take consumers away from their sites, causing them not to join at all. As a result, the timing of any terminations of our relationships with travel web site and other distribution partners or a determination by others not to join our network could harm our operating results and also cause our quarterly operating results to fluctuate.

Our financial results may be subject to seasonal and cyclical factors.

      Our limited operating history and rapid growth make it difficult for us to assess the impact of seasonal factors on our quarterly results. Nevertheless, we expect our business to be subject to seasonal fluctuations, reflecting a combination of seasonality trends for lodging and travel services offered through our network and seasonality affecting Internet use generally. For example, demand for leisure travel may decrease after summer vacations and holiday periods, while Internet usage may decline during the summer months. Our results also may be affected by seasonal fluctuations in the hotel room inventory made available to our network by participating properties. For instance, hotels typically enjoy high demand for rooms during holiday and vacation periods. As a result, during these periods hotels may not offer as much inventory through our network. Our business may also be subject to cyclical variations for the services offered; for example, leisure travel tends to decrease during economic downturns. Moreover, as a result of seasonal and cyclical factors we may process fewer reservations despite adding new hotels and travel web site and other distribution partners to our network. Seasonal and cyclical variations are beyond our control and may seriously harm our business.

The success of our business depends on maintaining the existing number of hotels and attracting new hotels to our network.

      Our success depends in large part upon our ability to offer and deliver a large number of hotels to travel web site and other distribution partners. We rely on a wide variety of hotels to supply us with inventory to offer through our network. To increase the breadth of our services we must establish relationships with additional hotels. Some potential suppliers may view us as detrimental to their business since hotels compete with one another for customers. We may also encounter resistance from hotels who are reluctant to replace their current electronic commerce solution and adopt our solution even if our network is deemed to offer superior services. These hotels may have made substantial up-front payments, and because the business-to-business e-commerce market is new, they may be confused or uncertain about the relative merits of a particular solution. This may prevent hotels from joining our network, which would harm our business.

      Our agreements with hotels are typically short-term and can be canceled with little notice. We cannot assure you that these agreements will be renewed beyond the initial term. In addition, hotels are not contractually required to allocate rooms for distribution through our network. Accordingly, we depend on our relationships with hotels for a continued supply of hotel inventory. If we fail to secure inventory from hotels that comprise our network or if a significant number of hotels do not renew their agreements with us, the breadth of properties offered through our network would decrease. This could result in decreased revenues, which would have a negative effect on our results of operations.

The success of our business depends on our ability to maintain the existing number of travel web site and other distribution partners and to attract new travel web site and other distribution partners to our network.

      Our success also depends in large part on our ability to offer a large number of travel web site and other distribution partners through which hotels can distribute their inventory. We rely on a wide variety of travel web site and other distribution partners to distribute the online lodging inventory through our network. Travel web site and other distribution partners may not join our network because the business-to-business e-commerce market is new or they may be confused or uncertain about the relative merits of a particular solution. We will not be able to retain existing nor attract new travel web site and other distribution partners if we do not have a sufficient number and a wide variety of hotels. In addition, travel web site and other distribution partners may view as inadequate the portion of lodging commissions that we share with them. Our agreements with travel web site and other distribution partners are typically short-term and can be canceled with little notice. We cannot assure you that these agreements will be renewed beyond the initial term. If we fail to secure additional travel web site and other distribution partners or if a significant number of travel web site and other distribution partners do not renew their agreements with us, the breadth of distribution through our network would decrease. This could result in decreased revenues, which would harm our business.

You should not rely upon gross value of hotel bookings as an indication of subsequent revenue or future prospects.

      Gross value of hotel bookings equals the number of nights per stay times the hotel room rate for all the reservations processed through our system. Gross value of hotel bookings is not equivalent to and is not intended to represent our revenue or backlog. Gross value of hotel bookings has not been prepared or disclosed in accordance with generally accepted accounting principles and should not be considered in isolation or as a substitute for other information prepared and disclosed in accordance with generally accepted accounting principles. You should not rely upon gross value of hotel bookings as an indication of subsequent revenue or future prospects. We use gross value of hotel bookings as an indicator of general business activity, success of promotional efforts and capacity to handle customer demand. Reservations are subject to cancellation at any time. Therefore, the amount of revenue calculated using gross value of hotel bookings would be expected to exceed actual reservation revenue realized by us from such bookings. In addition, gross value of hotel bookings may or may not result in recognizable revenue for us. Gross value of hotel bookings is also subject to significant fluctuations due to changes or events that affect the hotel industry and leisure travel generally. See "Economic changes in the hotel industry or a decline or disruption in leisure travel may harm our business."

If we do not successfully manage any rapid growth we experience, the increased strain on our resources could hinder our ability to provide quality services, retain existing customers and become profitable.

      We have rapidly and significantly expanded our operations and anticipate further significant expansion. This expansion has placed, and we expect it will continue to place, a significant strain on our management, operational and financial resources. Our inability to manage any future growth effectively could hurt our business. We have recently added a number of key managerial and technical employees, and we expect to add additional key personnel in the future. Our current database, information systems, procedures, personnel and controls may not continue to support our operations and may hinder our ability to increase reservations through our system. To manage the expected growth of our operations and personnel, we plan to:

     . improve and upgrade transaction-processing, operational, partner service and financial systems, procedures and controls;

     . maintain and improve our relationships with various hotel properties, Internet portals and other travel web site companies and other third parties necessary to our business;

     .  expand our finance, administrative and operations staff; and

     .  continue to attract, train and manage our employee base.

      Even after we implement these initiatives, our database, information systems, procedures, personnel and controls may be inadequate to support our planned growth, and our management may not be able to identify, manage and exploit existing and potential market opportunities successfully.

A large percentage of reservations on our system was made at one supplier and the loss of this supplier could harm our business.

      As of February 29, 2000, properties owned or operated by Choice Hotels International, Inc. represented 37% of the total hotels available through our system. In the month of February 2000, approximately 18% of the total reservations made through our system were made at these properties. Revenue generated from these reservations represented approximately 7% of our total net revenue in this month. Accordingly, the loss of Choice Hotels as a lodging supplier could harm our business.

We may not be able to hire and retain sufficient sales, marketing and technical personnel that we need to succeed because these personnel are limited in number and in high demand.

      We need to substantially expand our sales operations and marketing efforts, both domestically and internationally, to increase market awareness and revenue generated from our network and branded web sites. We will also need to increase our technical staff to support the growth of our business. If we fail to hire and retain sufficient numbers of sales, marketing and technical personnel, our business could be harmed. Competition for qualified sales, marketing and technical personnel is intense as these personnel are in limited supply, and we might not be able to hire and retain sufficient numbers of such personnel to grow our business.

We face competition that could limit our ability to expand our network of hotels and travel web site partners.

      The market for business-to-business e-commerce and Internet-based hotel booking is new and rapidly evolving, and competition is intense and is expected to increase significantly in the future. This increased level of competition could reduce operating margins and profitability, and result in loss of market share, any one of which could seriously harm our business. Competitors vary in size and in the scope and breadth of the products and service offered. We face competition from a number of areas:

     .  online lodging e-commerce web sites;

     .  traditional travel agencies, tour operators and wholesalers;

     .  global distribution systems and other related intermediaries;

     .  hotel chains;

     .  individual leisure properties; and

     .  broad travel, activity and destination based web sites.

      Many of our competitors have significantly greater financial, technical, marketing and other resources than us. These competitors include Expedia, Inc. and Travelocity.com. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater resources. To remain competitive, we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors' innovations by enhancing our own system and service offerings, as well as our sales and marketing programs. We believe that our ability to compete depends in part on factors outside our control, including the development by others of products and services that compete with our products and services, the prices at which others offer their products and services, the extent of competitors' responsiveness to customer needs and market conditions affecting our ability to recruit and retain qualified personnel. Any pricing pressures, reduced margins or loss of market share resulting from increased competition, or our failure to compete effectively, could harm our business and results of operations. See "Business--Competition in our Industry."

We intend to expand international operations and these efforts may not be successful in generating additional revenues.

      Although we have yet to generate any significant international revenues, we are planning to significantly expand our international operations. We expect to incur significant expenses in connection with these efforts. Revenue from our international operations may prove inadequate to cover the expenses of establishing and maintaining our international offices and marketing to international clients.

      There are risks inherent in doing business on an international level, including:

     .  difficulties in staffing and managing foreign operations;

     .  trade barriers and potentially adverse tax consequences;

     .  political instability;

     . the risks related to global economic turbulence and changing economic conditions;

     .  fluctuations in currency exchange rates;

     . exposure to different legal standards (particularly with respect to intellectual property); and

     .  seasonal fluctuations in purchasing patterns.

      If any of these risks occur, our international operations may suffer causing our business to be harmed. We have only limited experience in managing international offices and in marketing services to international clients. In addition, usage of the Internet in international markets is typically significantly lower than in the United States.

If our e-commerce services do not contain the features and functionality hotels and travel web site and other distribution partners want, these hotels and partners may not participate in our network.

      Our success depends upon our ability to accurately determine the features and functionality required by hotels and travel web site and other distribution partners that enable their customers to make reservations online and to design and implement business-to-business e-commerce services that meet these requirements in a timely and efficient manner. If we fail to accurately determine these feature and functionality requirements, enhance our existing services and develop new services, our current and potential future participants in our network will not continue to participate in our network. To date, our solution has been based on our internal efforts and on feedback from a limited number of existing and potential participants, including hotels and travel web site and other distribution partners. We cannot assure you that we have determined or will successfully determine all of these requirements or that the features and functionality of our future services will adequately satisfy current or future participants' demands.

We may not be able to develop new services in the future, which could prevent us from benefiting fully from our growth strategy.

      We plan to introduce new and expanded services. We may not be able to offer such services in a cost-effective or timely manner, and our efforts may not be successful. Our inability to generate revenues from such expanded services sufficient to offset their development and other costs could harm our business by delaying or preventing us from becoming profitable. Further, any new service that is not favorably received by the participants in our network could damage our business reputation or brand names. Expansion of our services could also require significant additional expenses and may strain our management, financial and operational resources. If we cannot develop such new services in the future, we may not be able to benefit fully from our growth strategy.

If we do not successfully develop and introduce new versions of our reservations system in a timely manner, our business may be harmed.

      We are currently in the process of developing and integrating new technology into our Internet-based reservation system as part of our planned release of several enhanced versions of our system. These new releases may include enhancements to the user interfaces, database management, search technology, application servers and security controls. Enhancing and introducing new technology into our reservations system involves numerous technical challenges and substantial personnel resources and may take many months to complete. We cannot be certain that we will be successful at enhancing or integrating this technology into our Internet-based reservations system on a timely basis, or in accordance with our milestones or our timing objectives. In addition, we cannot be certain that, once integrated, this technology or our Internet-based reservations solution will function as expected. If we are unable to enhance and integrate this new technology into our reservations system on a timely basis, we may lose hotels and travel web site and other distribution partners or experience difficulty attracting new participants to our network, which could harm our business. Major enhancements and new solutions and services often require long development and testing periods. In addition, our Internet-based reservations system is complex and, despite vigorous testing and quality control procedures, may contain undetected errors or "bugs" when first introduced or updated. Inability to deliver timely a quality solution and services could harm our business.

Economic changes in the hotel industry or a decline or disruption in leisure travel may harm our business.

      Since we derive most of our revenues either directly or indirectly from the hotel industry, our revenues may be harmed by events that result in a decrease in occupancy rates at hotels. In particular, because most of our revenue consists of fees generated by leisure hotel bookings, our earnings are especially sensitive to events that affect leisure travel. Leisure travel is highly sensitive to personal discretionary spending levels and thus tends to decline during general economic downturns and events such as recession, inflation, fuel price escalation, travel-related accidents, bad weather, airline or other travel related strikes, lockouts or other labor disturbances, foreign political instability, armed hostilities or terrorism. If the occurrence of such events causes a significant decline in the volume of leisure travel or an overall downturn in the leisure travel industry, our business could be harmed.

Our business could be harmed if we make acquisitions that are not successful.

      We have in the past and may in the future broaden the scope and content of our business through the acquisition of existing complementary businesses. We may not be successful in overcoming problems encountered in connection with such acquisitions, and our inability to do so could harm our business by resulting in unforeseen costs and interfering in our business relationships and operations. Although we are not currently contemplating any material acquisitions, we may consider the acquisition of companies providing similar services in complimentary markets or in other sectors of the travel or hotel industries in the future. Future acquisitions may expose us to increased risks. These include risks associated with:

     .  the assimilation of new operations, sites and personnel;

     . the diversion of resources from our existing businesses, sites and technologies;

     . the inability to generate revenues from acquired companies sufficient to offset associated acquisition costs;

     . the maintenance of uniform standards, controls, procedures and policies; and

     . the impairment of relationships with employees and existing participants that comprise our network as a result of integration of new businesses.

      If we consummate one or more significant acquisitions in which the consideration consists of stock or other securities, your equity could be significantly diluted. If we consummate one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash, including proceeds of this offering. Acquisition financing may not be available on favorable terms, or at all. Acquisitions may also result in additional expenses associated with amortization of goodwill and other intangible assets of acquired businesses, which may negatively impact our results of operations.

Any misappropriation of our intellectual property could deprive us of our important competitive advantage and could seriously harm our business. Infringement by us on the intellectual property rights of others could expose us to substantial liabilities which would materially and adversely harm our business.

      Any misappropriation of our intellectual property could seriously harm our business. We currently have no patents and we protect our proprietary technology and information primarily through trade secret, copyright and trademark laws, license agreements and employee and third-party non-disclosure agreements. Existing trade secret and copyright laws offer only limited protection. Moreover, the provisions of our license agreements, including provisions protecting against unauthorized use, copying, transfer and disclosure, may be unenforceable under the laws of some jurisdictions. We cannot assure you that the steps taken by us to protect our proprietary information will be adequate to prevent misappropriation of our intellectual property. Any legal proceedings to protect and enforce our intellectual property rights could be burdensome and expensive and may not be resolved in our favor. We do not have in-house legal staff that monitors our activities in foreign jurisdictions. In addition, the laws of some foreign countries do not protect our proprietary information to the same extent as the laws of the United States. The laws of many countries in which we sell our products protect trademarks solely on the basis of registration. We possess and have applied for foreign trademark registrations in only a few jurisdictions. Accordingly, in certain foreign jurisdictions we may be unable to use trademarks that are important to us, which could adversely affect our sales and marketing efforts in those jurisdictions.

      There has been a substantial amount of litigation in the Internet industry regarding intellectual property rights. It is possible that in the future third parties may claim that we or our current or potential future services infringe their intellectual property. We expect that providers of electronic commerce solutions will increasingly be subject to infringement claims as the number of services and competitors in our industry segment grows and the functionality of services in different industry segments overlaps. Any claims, with or without merit, could be time consuming, result in costly litigation, or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business. We may in the future have to license or otherwise obtain access to intellectual property of third parties and we may not be able to obtain any required third party intellectual property in the future.

Our reservation system and operations may be vulnerable to computer viruses and other disruptions that could cause our services to be interrupted and we may lose data.

      Although we believe we have taken precautions to protect our reservation system and data facilities, computer viruses, physical or electronic break-ins, natural or manmade disasters or other calamities, such as an earthquake or fire, could cause significant damage to our systems or facilities. Specifically, computer viruses, break-ins and other disruptions could lead to interruptions, delays, loss of data or the inability to accept and confirm reservations. Anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our reservation system, or the operations of participants that comprise our network. This could occur through the introduction of known or undetected errors, bugs, or viruses or by other means. In addition to purposeful security breaches, the inadvertent transmission of computer viruses could expose us to litigation or a significant loss of revenue. In addition, because both our data centers are located in the same geographic region, we do not have as much protection from disasters or calamities as might otherwise be the case. We also rely on several communications companies in the United States and internationally to provide network connections between our data center and our partners' web sites. If any of the communications companies are unable to provide the network connections and our contingency plans fail, our business may suffer.

We may not be able to meet our future capital requirements, which would hinder our ability to expand, develop and enhance our services or respond to competitive pressures.

      We may not be able to fund our expansion, develop or enhance our services or respond to competitive pressures if we lack adequate funds. We cannot be certain that additional financing will be available in the future to the extent required or that, if available, it will be on acceptable terms. If we need to obtain additional financing and are unable to do so, our business would be harmed because of our inability to expand, develop or enhance our services or respond to competitive pressures. Based on our current operating plan, we anticipate that the net proceeds of this offering, together with our available funds, will be sufficient to satisfy our anticipated needs for working capital, capital expenditures and business expansion for at least the next twelve months. After that time, we may need additional capital. Alternatively, we may need to raise additional funds sooner in order to fund more rapid expansion, to develop new or enhanced services, or to respond to competitive pressures. If we raise additional funds by issuing equity or securities convertible into equity, the percentage ownership of our stockholders will be diluted. Further, any new securities could have rights, preferences and privileges senior to those of the common stock. We currently do not have any commitments for additional financing.

Incorrect use of our network could impede the growth of our network, damage our business reputation and potentially expose us to legal liability.

      The incorrect use of our network by either travel web site or other distribution partners, hotels or end-users could damage our reputation or expose us to legal liability. The posting by hotels of accurate rates, availability or other information is important to the growth of our business. Hotels may submit to our network inaccurate information on their properties or not accurately record reservations made through our network. These inaccuracies could impede the growth of our network, damage our business reputation and potentially expose us to legal liability.

Regulatory and legal uncertainties could harm our business.

      Although there are currently few laws and regulations directly applicable to the Internet and online commerce, it is likely that new laws and regulations will be adopted in the United States and elsewhere covering issues such as copyrights, privacy, pricing, content, advertising, taxation, distribution, antitrust and characteristics and quality of Internet services. The adoption of restrictive laws or regulations could slow Internet growth or expose us to significant liabilities associated with our network. The application of existing laws and regulations governing Internet issues such as property ownership, defamation, obscenity and personal privacy is also subject to substantial uncertainty. We are subject to federal regulations prohibiting unfair and deceptive practices. However, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws. Current or new government laws and regulations, or the application of existing laws and regulations, may expose us to significant liabilities, significantly slow Internet growth and otherwise harm our business.

      In many states, there is currently great uncertainty whether or how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and commercial online services. These issues may take years to resolve. For example, tax authorities in a number of states, as well as a Congressional advisory commission, are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes. Federal legislation imposing certain limitations on the ability of states to impose taxes on Internet-based sales was enacted in 1998. The Internet Tax Freedom Act, as this legislation is known, imposes on electronic commerce a three-year moratorium on state and local taxes imposed after October 1, 1998, but only where such taxes are discriminatory on Internet access. It is possible that the legislation could not be renewed when it terminates in October 2001. Failure to renew the legislation could allow state and local government to impose taxes on Internet-based sales, and such taxes could hurt our business.

      Although certain aspects of the travel industry are heavily regulated by the United States and other governments, the services we currently offer are not now subject to any material industry specific government regulation. Any existing government regulations could affect any future services we propose to offer, which could harm our business. Further, any future regulations implemented by federal, state or foreign governmental authorities affecting one or more of our current or future services could harm our business.

             Risks Related to the Internet and E-Commerce Industry

The success of our business will depend on continued growth of online commerce and Internet infrastructure.

      Our future revenues and profits depend, to a certain degree, upon the widespread acceptance and use of the Internet and online services as a medium for commerce by hotels and travel web site and other distribution partners. If acceptance and growth of Internet use does not continue, our business may be harmed. Rapid growth in the use of the Internet and online services is a recent phenomenon. This growth may not continue. A sufficiently broad number of potential consumers may not accept, or continue to use, the Internet as a medium of commerce. Demand for and market acceptance of recently introduced services over the Internet are subject to a high level of uncertainty. For us to achieve significant growth, consumers who have historically used traditional means of commerce will instead need to make hotel reservations online, and hotels will need to accept or expand use of the Internet as a distribution channel. Our revenues and profits depend on consumers visiting web sites and actually making reservations. Consumers could potentially use these sites for information only and then choose to book reservations directly with the hotels or through another intermediary.

      The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. Our success will depend upon the development and maintenance of the Internet's infrastructure to cope with this increased traffic. This will require a reliable network backbone with the necessary speed, data capacity and security, and the timely development of complementary services, such as high-speed modems, for providing reliable Internet access and services. Major online service providers and the Internet itself have experienced outages and other delays as a result of software and hardware failures and could face such outages and delays in the future. Outages and delays are likely to affect the level of Internet usage and the processing of transactions through our network. It is unlikely that we could make up for the level of orders lost in those circumstances by later online bookings. In addition, the Internet could lose its viability by reason of delays in the development or adoption of new standards to handle increased levels of activity or of increased government regulation. The adoption of new standards or government regulation may require us to incur substantial compliance costs.

The accelerated growth and increasing volume of Internet traffic may cause performance problems which may slow adoption of our Internet-based reservation solution.

      The growth of Internet traffic to very high volumes of use over a relatively short period of time has caused frequent periods of decreased Internet performance, delays and, in some cases, system outages. This decreased performance is caused by limitations inherent in the technology infrastructure supporting the Internet and the internal networks of Internet users. If Internet usage continues to grow rapidly, the infrastructure of the Internet and its users may be unable to support the demands of growing e-commerce usage, and the Internet's performance and reliability may decline. If the existing or potential participants that comprise our network experience frequent outages or delays on the Internet, the adoption or use of our Internet-based, e-commerce hotel reservation solution may grow more slowly than we expect or even decline. Our ability to increase the speed and reliability of our Internet-based hotel reservation solution is limited by and depends upon the reliability of both the Internet and the internal networks of the existing and potential participants that comprise our network. As a result, if improvements in the infrastructure supporting both the Internet and such internal networks are not made in a timely fashion, we may have difficulty obtaining new participants, or maintaining our existing participants, either of which could reduce our potential revenues and have a negative impact on our business, results of operations and financial condition.

Online security breaches could hurt our business.

      Concerns over the security of transactions conducted on the Internet and the potential compromise of privacy may inhibit the growth of commercial online services as a means of conducting commercial transactions. In our business, secured transmission of confidential information over public networks is also essential to maintain the confidence of the participants that comprise our network. If any compromise of our security were to occur, it could hurt our business. We have expended significant resources to protect against security breaches and to alleviate problems caused by such breaches, and we may need to make further expenditures for this purpose in the future. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to transmit securely confidential information, such as credit card numbers. In addition, we maintain an extensive confidential database of profiles and transaction information. Our current security measures may not be adequate and advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may result in a compromise or breach of the methods we use to protect partner transaction and personal data. A party who can circumvent our security might be able to misappropriate proprietary information or cause interruptions in our operations. Security breaches could also expose us to a risk of loss or litigation and possible liability for failing to secure confidential information.

We may not be able to keep up with the online industry's rapid technological and other changes.

      The online industry in which we compete is characterized by:

     .  rapid technological change;

     .  changes in user and customer requirements and preferences;

     .  frequent new service introductions embodying new technologies;

     .  the emergence of new industry standards and practices; and

     . the emerging importance of the Internet and the proliferation of companies offering Internet-based services.

      These developments could quickly render our existing online network and proprietary technology and systems obsolete. Our inability to modify or adapt our infrastructure in a timely manner or the expenses incurred in making such adaptations could hurt our business. As a result, we will be required to continually improve the performance, features and reliability of our services, particularly in response to competitive offerings. Our success will depend, in part, on our ability to enhance our existing services and develop new services in a cost-effective and timely manner. The expansion and maintenance of our network and the development and maintenance of our proprietary technology entails significant technical and business risks and requires substantial expenditures and lead time. We may not be able to adapt successfully to the requirements of participants that comprise our network or emerging industry standards. We have already made a significant investment in our technology infrastructure. As a result, our technology costs would remain relatively constant even if our booking volumes were to decline. In addition, the widespread adoption of Internet, networking or telecommunications technologies or other technologies could require us to incur substantial expenditures to modify or adapt our services or infrastructure in the future.

Interruptions in service from third parties could hurt our business.

      We rely on certain third-party computer systems and third-party service providers, including the computerized central reservation systems of the hotel industry to make online hotel room reservations. We also rely on third parties to host our network infrastructure, web and database servers. Any interruption in these third-party services or a deterioration in their performance could hurt our business. If our arrangement with any of these third parties is terminated, we may not find an alternative source of systems support on a timely basis or on commercially reasonable terms.

                         Risks Related to the Offering

Internet-related stock prices are especially volatile and this volatility may depress our stock price.

      The stock market and, specifically, the stock prices of Internet-related companies have been very volatile. This volatility is often not related to the operating performance of the companies. This broad market volatility and industry volatility may reduce the price of our common stock, without regard to our operating performance. Due to this volatility, the market price of our common stock could significantly decrease. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. The institution of such litigation against us could result in substantial costs and a diversion of our management's attention and resources, which could seriously harm our business.

There has been no prior public market for our common stock.

      Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after the offering. If such a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you. We will negotiate and determine the initial public offering price with the representatives of the underwriters based on several factors. This price may vary from the market price of our common stock after the offering. See "Underwriting."

The market price of our common stock could suffer because a significant portion of our common stock is closely controlled.

      Upon consummation of this offering, our officers and directors and their
affiliates will beneficially own approximately     % of our outstanding common
stock (     % if the underwriters exercise the over-allotment option in full).
As a result, if they act together, they will have the ability to influence the outcome of all matters requiring stockholder approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets, and to control our management and affairs. Such ownership concentration could discourage others from initiating potential merger, takeover or other change of control transactions. For more information on beneficial ownership of our stock, please refer to "Principal Stockholders."

There may be sales of a substantial amount of our common stock after this offering, which could depress our stock price.

      We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will depress the market price for our common stock or our ability to raise capital by offering equity securities. Sales of substantial amounts of common stock, or the perception that these sales could occur, may depress prevailing market prices for the common stock.
After this offering, approximately         shares of common stock will be
outstanding. All of the shares sold in this offering will be freely tradable. The remaining 14,239,932 shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will be available for sale in the public market as follows:


     Number of Shares Date of Availability
     ---------------- --------------------
                      At the date of this prospectus

                      180 days after the date of this prospectus, if the sales meet certain restrictions under the federal securities laws

                      At various times thereafter, if the sales meet certain restrictions under the federal securities laws

      Robertson Stephens may release all or a portion of the shares subject to lock-up agreements at any time without notice. See "Underwriting" and "Shares Eligible for Future Sale."

Our management has broad discretion over the use of the proceeds and our business could be hurt if management uses the proceeds of this offering inappropriately.

      The net proceeds of this offering are estimated to be approximately
$        million at an assumed initial public offering price of $          per
share and after deducting the underwriting discount and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, the
net proceeds are estimated to be approximately $        million. We intend
generally to use the net proceeds from this offering for general corporate purposes, including working capital to fund anticipated operating losses and expenses associated with sales and marketing efforts. We have not yet determined the actual expected expenditures and thus cannot estimate the amounts to be used for each specified purpose. Accordingly, our management will retain broad discretion as to the allocation of the proceeds of this offering. Failure to use the net proceeds in a manner beneficial to us would harm our business. For more information on our use of proceeds from this offering, please refer to "Use of Proceeds."

The net tangible book value of our common stock issued in this offering will be less than the offering price.

      The initial public offering price for this offering is substantially higher than the net tangible book value per share of the outstanding common stock immediately after the offering. If you purchase common stock in the offering, you will incur immediate and substantial dilution in the amount of
$      per share. Dilution is a reduction in the net tangible book value per share from the price you pay per share for our common stock. We also have a large number of stock options and warrants to purchase common stock outstanding with exercise prices significantly below the estimated initial public offering price of the common stock. To the extent these options or warrants are exercised, there will be further dilution. We intend to continue to grant substantial stock options to our employees. See "Dilution."

We have adopted anti-takeover provisions that could delay or deter a change of control.

      Provisions of our certificate of incorporation and by-laws and provisions of applicable Delaware law may discourage, delay or prevent a merger or other change of control that a stockholder may consider favorable. Upon completion of this offering our board of directors will have the authority to issue up to 2,000,000 shares of preferred stock, par value $0.001 per share, and to determine the price and the terms, including preferences and voting rights, of those shares without stockholder approval. Although we have no current plans to issue additional shares of our preferred stock, any such issuance could:

     . have the effect of delaying, deferring or preventing a change in control of our company;

     . discourage bids for our common stock at a premium over the market price; or

     . adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

      We are subject to certain Delaware laws that could have the effect of delaying, deterring or preventing a change in control of our company. One of these laws prohibits us from engaging in a business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder, unless certain conditions are met. In addition, certain provisions of our certificate of incorporation and by-laws, and the significant amount of common stock held by our executive officers, directors and affiliates, could together have the effect of discouraging potential takeover attempts or making it more difficult for stockholders to change management. These governance provisions also could hurt the market price of our common stock. For more information on our capital stock, please refer to "Description of Capital Stock."

                       NOTE ON FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events, including:

     .  implementing our growth strategies;

     .  attracting and retaining hotels and travel web site partners;

     . increasing reservations through account management of existing network participants;

     .  expanding our network and services through strategic acquisitions;

     . expanding substantial resources to enhance and improve our technology;

     .  our intention to introduce new services;

     . forecasts of Internet usage and the size and growth of relevant markets;

     . anticipated trends in our businesses, including trends in the market for e-commerce and leisure lodging industry; and

     .  competition in our market.

      In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions. These statements are based on our current beliefs, expectations and assumptions and are subject to a number of risks and uncertainties. Actual results, levels of activity, performance, achievements and events may vary significantly from those implied by the forward-looking statements. A description of risks that could cause our results to vary appears under the caption "Risk Factors" and elsewhere in this prospectus. These forward-looking statements are made as of the date of this prospectus. We assume no obligation to update them or to explain the reasons why actual results may differ.

                                USE OF PROCEEDS

      The primary purposes of this offering are to obtain additional capital, create a public market for the common stock and facilitate future access to
public markets. The net proceeds to us from the sale of the           shares of
common stock offered hereby are estimated to be approximately $         million
(approximately $       million, if the underwriters' over-allotment option is
exercised in full), assuming an initial public offering price of $      per
share and after deducting estimated offering expenses and the underwriting discount payable by us. We intend to use the net proceeds for general corporate purposes, including working capital to fund anticipated operating losses, and expenses associated with our various marketing efforts. We also could use a portion of the net proceeds to acquire or invest in businesses, technologies, products or services, although no specific acquisitions are planned and no portion of the net proceeds has been allocated for any acquisition. As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds to be received upon the consummation of this offering. Accordingly, our management will have broad discretion in the application of the net proceeds. Pending such uses, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

      We have not declared or paid any cash dividends on our capital stock since our inception and do not expect to pay any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business.

                                CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1999 on an actual, pro forma and pro forma as adjusted basis.

     The "Pro Forma" column reflects our capitalization as of December 31, 1999, after giving effect to the conversion of all shares of outstanding preferred stock into shares of common stock upon the consummation of this offering and the sale of shares of Series E preferred stock in April 2000.


     The "Pro Forma as Adjusted" column reflects our pro forma capitalization as adjusted to reflect the receipt of the estimated net proceeds of
$           from the sale of           shares of common stock in this offering
at an assumed initial public offering price of $    per share, after deducting
the underwriting discount and estimated offering expenses.

     This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

                                                      December 31, 1999
                                                --------------------------------
                                                                      Pro Forma
                                                 Actual   Pro Forma  as Adjusted
                                                --------  ---------  -----------
                                                  (in thousands, except per
                                                         share data)
Capital lease obligations--less current
 portion....................................... $    588  $    588      $
                                                --------  --------      ----
Stockholders' equity:
Preferred stock: $0.001 par value; none
 authorized actual and pro forma and none
 issued and outstanding, actual and pro forma;
 2,000,000 shares authorized, none issued and
 outstanding, pro forma as adjusted ...........      --        --
 Convertible preferred stock: $0.001 par
  value--16,011,922 shares authorized, issuable
  in series, and 9,676,098 shares issued and
  outstanding, actual; no shares authorized,
  none issued and outstanding, pro forma and
  pro forma as adjusted........................       10       --
 Common stock: $0.001 par value--25,000,000
  shares authorized, 3,162,596 shares issued
  and outstanding actual; 25,000,000 shares
  authorized, 14,882,008 shares issued and
  outstanding, pro forma; 50,000,000 shares
  authorized,          shares issued and
  outstanding, pro forma as adjusted...........        3        15
 Additional paid-in capital....................   71,459    76,457
 Note receivable from officers.................   (1,862)   (1,862)
 Deferred compensation.........................   (3,677)   (3,677)
 Accumulated deficit...........................  (34,917)  (34,917)
                                                --------  --------      ----
  Total shareholders' equity...................   31,016    36,016
                                                --------  --------      ----
    Total capitalization....................... $ 31,604  $ 36,604
                                                ========  ========      ====

     The number of shares outstanding in the actual, pro forma and pro forma as adjusted columns excludes:

     . 2,050,306 shares of common stock issuable as of December 31, 1999 upon the exercise of outstanding stock options issued under our stock plans at a weighted average exercise price of $3.91 per share;

     . 587,204 shares of common stock available for future issuance under our stock plans as of December 31, 1999; and

     . 600,658 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 1999 at a weighted average exercise price of $3.21 per share.

                                    DILUTION

      The pro forma net tangible book value of WorldRes.com as of December 31,
1999 was $25.8 million or $    per share. Pro forma net tangible book value per
share is determined by dividing the net tangible book value of WorldRes.com (total tangible assets less total liabilities) by the pro forma number of outstanding shares of common stock. Pro forma assumes the conversion of all outstanding shares of preferred stock into common stock and the sale of shares Series E preferred stock in April 2000. After giving effect to the shares of common stock offered in this offering at an assumed initial public
offering price of $      per share and after deducting the underwriting
discount and estimated offering expenses, the pro forma net tangible book value
of WorldRes.com as of December 31, 1999 would have been approximately $       ,
or $     per share. This represents an immediate increase in pro forma net
tangible book value of $     per share to existing stockholders and an
immediate and substantial dilution of $     per share to new investors
purchasing shares at the initial public offering price. The following table illustrates the per share dilution:

   Assumed initial public offering price per share............         $
     Pro forma net tangible book value per share as of
      December 31, 1999....................................... $
     Increase in pro forma net tangible book value per share
      attributable to new investors...........................
                                                               -------
   Pro forma net tangible book value per share after the
    offering..................................................
                                                                       -------
   Dilution per share to new investors........................         $
                                                                       =======

      The following table summarizes as of December 31, 1999 on the pro forma basis described above, the number of shares of capital stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by investors purchasing shares of common stock in
this offering at an assumed initial public offering price of $      (before
deducting the underwriting discount and estimated offering expenses):

                                             Shares         Total
                                           Purchased    Consideration   Average
                                         -------------- --------------   Price
                                         Number Percent Amount Percent Per Share
                                         ------ ------- ------ ------- ---------
   Existing stockholders................             %   $          %    $
   New investors........................             %              %
                                          ---     ---    ----    ---
     Total..............................          100%   $       100%
                                          ===     ===    ====    ===

      The foregoing discussion and tables exclude:

     . 2,050,306 shares of common stock issuable as of December 31, 1999 upon the exercise of outstanding stock options issued under our stock plans at a weighted average exercise price of $3.91 per share;

     . 587,204 shares of common stock available for future issuance under our stock plans as of December 31, 1999; and

     . 600,658 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 1999 at a weighted average exercise price of $3.21 per share.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

      The following selected consolidated financial and operating data should be read together with the consolidated financial statements, the notes thereto and the other information contained in this prospectus. The selected consolidated balance sheet data as of September 30, 1998 and 1999, and the selected consolidated statement of operations data for each of the three years ended September 30, 1999, have been derived from the audited consolidated financial statements of WorldRes.com presented elsewhere in this prospectus. The selected consolidated balance sheet data as of September 30, 1996 and 1997 and the selected consolidated statement of operations data for the period from October 10, 1995 (inception) through September 30, 1996 have been derived from consolidated audited financial statements of WorldRes.com that are not included in this prospectus. The selected consolidated balance sheet data as of December 31, 1999, and the selected consolidated statement of operations data for the three months ended December 31, 1998 and 1999 have been derived from unaudited consolidated financial statements presented elsewhere in this prospectus. We have prepared this unaudited information on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for these periods.

      Historical results are not necessarily indicative of future results and operating results for the three months ended December 31, 1999 are not necessarily indicative of the results that may be expected for the entire year ending September 30, 2000.

                            October 10,
                               1995                                   Three Months
                            (inception)     Fiscal Years Ended            Ended
                              through         September 30,           December 31,
                           September 30, --------------------------  ----------------
                               1996       1997     1998     1999      1998     1999
                           ------------- -------  -------  --------  -------  -------
                                                                       (unaudited)
                                   (in thousands, except per share data)
Consolidated Statement of
Operations Data:
Net Revenue:
 Reservation.............     $     3    $    71  $   294  $  1,322  $   151  $   479
 Other...................          --         --      162       406      105      179
                              -------    -------  -------  --------  -------  -------
  Total net revenue......           3         71      456     1,728      256      658
                              -------    -------  -------  --------  -------  -------
Cost of revenue:
  Reservation............          --          4       30       191       15       65
 Other...................          --         --       28        41       15       27
                              -------    -------  -------  --------  -------  -------
  Total cost of revenue..          --          4       58       232       30       92
                              -------    -------  -------  --------  -------  -------
Gross profit.............           3         67      398     1,496      226      566
Operating expenses:
 Technology and
  development............         591      1,123    1,531     3,178      667    2,005
 Sales and marketing.....         665      2,461    3,948     8,588    1,322    5,511
 General and
  administrative.........         506        766    1,150     2,204      317      876
 Deferred stock
  compensation and
  warrant expense........          --         --       --       742       15      762
 Amortization of goodwill
  and other intangibles..          --         --       --       386       --      694
                              -------    -------  -------  --------  -------  -------
  Total operating
   expenses..............       1,762      4,350    6,629    15,098    2,321    9,848
                              -------    -------  -------  --------  -------  -------
Loss from operations.....      (1,759)    (4,283)  (6,231)  (13,602) (2,095)   (9,282)
Interest and other income
 (expense), net..........          (1)        28      236       268       50      152
Interest expense.........         (36)       (95)    (152)     (155)     (30)     (40)
                              -------    -------  -------  --------  -------  -------
Net loss.................     $(1,796)   $(4,350) $(6,147) $(13,489) $(2,075) $(9,170)
                              =======    =======  =======  ========  =======  =======

                           October 10,
                              1995
                           (inception)    Fiscal Years Ended       Three Months Ended
                             through         September 30,            December 31,
                          September 30, -------------------------  ------------------
                              1996       1997     1998     1999     1998    1999
                          ------------- -------  -------  -------  ------  -------
                                                                    (unaudited)
                                 (in thousands, except per share data)
Consolidated Statement
of Operations Data:
Basic and diluted net
 loss per share(1)......     $(12.71)   $(10.77) $(10.80) $(18.03) $(3.12) $ (4.31)
                             =======    =======  =======  =======  ======  =======
Shares used in
 calculating basic and
 diluted net loss per
 share(1)...............         141        404      569      748     666    2,128
                             =======    =======  =======  =======  ======  =======
Pro forma basic and
 diluted net loss per
 share (unaudited)(1)...                                  $ (1.96)         $ (0.80)
Shares used in computing
 pro forma basic and
 diluted net loss per
 share (unaudited)(1)...                                    6,865           11,427

Consolidated
Supplemental Data:
Gross value of hotel
 bookings(2)............     $   119    $ 1,748  $ 8,577  $41,368  $4,856  $16,401

                                 September 30,
                         ------------------------------- December 31,
                          1996    1997    1998    1999      1999
                         ------  ------  ------- ------- -----------
                                                         (unaudited)
                                        (in thousands)
Consolidated Balance
Sheet Data:
Cash and cash
 equivalents............ $   88   $ 304  $ 4,873 $ 4,510   $24,242
Working capital
 (deficit).............. (1,207)   (826)   4,417   2,607    21,939
Total assets............    407     780    6,217  14,266    36,372
Long term obligations,
 less current portion...    162     268      505     690       642
Additional paid-in
 capital................    697   5,476   17,196  42,121    71,459
Total shareholders'
 equity (net capital
 deficiency)............ (1,098)   (670)   4,909  10,411    31,016

--------
(1) See Note 1 of the notes to consolidated financial statements for an explanation of the determination of the shares used to compute net loss per share.

(2) Gross value of hotel bookings equals the number of nights per stay times the hotel room rate for all the reservations processed through our system. Gross value of hotel bookings is not equivalent to and is not intended to represent our revenue or backlog. Gross value of hotel bookings has not been prepared or disclosed in accordance with generally accepted accounting principles and should not be considered in isolation or as a substitute for other information prepared or disclosed in accordance with generally accepted accounting principles. We use gross value of hotel bookings as a key indicator of general business activity, success of promotional efforts, and capacity to handle customer demand. In addition, we believe that gross value of hotel bookings provides a useful comparison between historical periods, and year to year changes in such information provide a useful measure of market acceptance of our network.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION ANDRESULTS OF
                                   OPERATIONS

      The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those discussed under "Risk Factors," "Business" and elsewhere in this prospectus. The following discussion should be read in conjunction with our financial statements and unaudited pro forma condensed combined financial information and related notes thereto included elsewhere in this prospectus.

Overview

      We provide a leading business-to-business e-commerce solution for online marketing and reservations to the highly fragmented global hotel industry. Our Internet-based reservation system connects hotels to travel web site and other distribution partners creating an e-commerce network that enables these entities to provide travelers with the ability to collect information and make real-time, confirmed reservations online.

      We were formed in October 1995 and initially focused on raising capital, building our corporate infrastructure, developing relationships with hotels and offering reservation services through our branded web site, PlacesToStay.com. In January 1998, we refined our business model to focus on expanding our distribution of hotel inventory by adding a broad array of travel web site partners, creating the WorldRes.com online reservation network. Accordingly, comparisons for the period from October 10, 1995 (inception) to September 30, 1996 and the years ended September 30, 1997, 1998 and 1999, may not be as meaningful as our recent quarterly results of operations.

      As of February 29, 2000, our network had grown to approximately 11,500 properties and 1,075 web sites and call centers. Through that date, we had successfully processed approximately 325,000 reservations, of which 317,000 had been processed since January 1998. Approximately 73,000 of these reservations came through our own PlacesToStay.com web site, while approximately 252,000 came through our travel web site partners and other distribution partners. During the three months ended December 31, 1999, approximately 84% of the reservations came through our travel web site partners and 16% came through our PlacesToStay.com web site.

      We have incurred net losses and experienced negative cash flow from operations since inception. As of December 31, 1999, we had an accumulated deficit of approximately $34.9 million. Our ability to achieve profitability and positive cash flow from operations will be dependent upon our ability to grow revenue substantially and achieve other operating efficiencies. We currently expect our losses to increase in the future and we may be unable to achieve or sustain profitability.

      From inception, we have continually increased our level of spending to build our infrastructure and develop our network. We intend to continue to increase our sales, marketing, technology, development and administrative activities. We anticipate these expenses will significantly precede any revenue generated by this increased spending.

      Gross value of hotel bookings equals the number of nights per stay times the hotel room rate for all the reservations processed through our system. Gross value of hotel bookings does not represent our reservation revenue or backlog. Our reservation revenue is the commission we charge hotels for reservations made at their properties. Reservation revenue is recognized at the scheduled check-out date, net of a provision for cancellations. We use gross value of hotel bookings as a key indicator of general business activity, success of promotional efforts and capacity to handle customer demand. In addition, we believe that gross value of hotel bookings may provide a useful comparison between historical periods insofar as such information provides a useful measure of market acceptance of our network. Reservations are subject to cancellation at any time.

Therefore, the amount of revenue calculated using gross value of hotel bookings would be expected to exceed actual reservation revenue realized by us from such bookings. Accordingly, gross value of hotel bookings is not equivalent to reservation revenue and should not be viewed as a substitute for revenue. Gross value of hotel bookings has not been prepared or disclosed in accordance with generally accepted accounting principles and should not be considered in isolation or as a substitute for other information prepared or disclosed in accordance with generally accepted accounting principles.

      Our gross value of hotel bookings has increased significantly in all quarters presented as compared to the prior year period due to the expansion of our network of travel web site partners, the increase in supply of hotel rooms on our network, the growth in repeat purchases by existing consumers and increased customer acceptance of e-commerce generally. Reservation revenue has grown consistent with the growth in gross value of hotel bookings in every quarter. You should not, however, rely upon gross value of hotel bookings as an indication of subsequent revenue or future prospects.

      Reservation revenue consists of commissions we charge hotels for reservations made at their properties using our system. Reservation revenue is recognized at the scheduled check-out date, net of a provision for cancellations. Prior to June 30, 1999, other revenue primarily consisted of implementation fees for designing and developing seamless Internet-based links into our reservation network for hotels and travel web site partners. These fees are recognized ratably over the period during which a hotel or distribution partner agrees to use our reservation network. For the quarter ended December 31, 1999, other revenue primarily consisted of membership dues paid by hotels for listing on our BedandBreakfast.com web site. Membership revenue is recognized ratably over the membership term, which is generally one year. Other revenue also includes advertising revenue on the BedandBreakfast.com web site, which is recognized as earned on the basis of impressions delivered to advertisers. In the future we expect other revenue to include other types of fees derived from new service offerings.

      Our cost of reservation revenue consists of the percentage of commissions that we share with certain of our travel web site partners. Cost of reservation revenue also includes payroll, software and hardware costs associated with processing reservations. Our cost of other revenue consists of costs directly related to agreements with hotels and travel web sites to provide them with additional services. Subsequent to our acquisition of BedandBreakfast.com, cost of other revenue also includes payroll, software and hardware costs associated with operating BedandBreakfast.com's web site.

      Technology and development expenses consist principally of payroll and related expenses for designing and implementing our reservation system, developing applications for our network and improving our technology infrastructure and database. Sales and marketing expenses consist primarily of personnel costs, advertising, placement fees, public relations and participation in trade shows and other industry events as well as an allocation of facility and related overhead costs. General and administrative expenses primarily represent personnel costs, allocated facility and related overhead costs as well as our legal and accounting expenses.

      A key element of our strategy is to market our solution directly to the sales and distribution managers of hotels that are the primary suppliers to our Internet-based lodging distribution network. We devote significant sales, marketing and management resources to this sales process, without any assurance that the hotels will use our network for distribution of their inventory.

      In August 1999, we acquired all of the outstanding stock of BedandBreakfast.com in exchange for 1,462,106 shares of our common stock with an estimated fair value of $7.8 million. We also assumed net liabilities of $400,000 and incurred other acquisition-related expenses of $100,000. Of these amounts, $5.7 million was accounted for as a purchase and allocated to intangible assets, which will be amortized over their estimated useful lives of 24 to 30 months. The remaining $2.6 million was allocated to deferred stock compensation, which will be amortized over four years using a graded vesting method. This amortization will result in non-cash expenses, which will increase our reported operating expenses over these future periods. Our results of operations include the results of BedandBreakfast.com since the date of acquisition.

      In connection with the grant of certain stock options primarily to employees during the fiscal year ended September 30, 1999 and the three months ended December 31, 1999, we recorded deferred stock compensation of $2.7 million representing the difference between the deemed fair value of the underlying common stock for accounting purposes and the exercise price of these options at the date of grant. These option grants will be amortized over their corresponding vesting periods, which is generally four years, using a graded vesting method. At December 31, 1999, we had approximately $3.7 million remaining to be amortized with regard to these options and deferred stock compensation relating to the BedandBreakfast.com acquisition.

      Our fiscal year ends on September 30. References to fiscal 1996 refer to the period from October 10, 1995 (inception) to September 30, 1996. References to fiscal 1997, fiscal 1998 and fiscal 1999 refer to the fiscal years ended September 30, 1997, 1998 and 1999, respectively.

Results of Operations

Three Months Ended December 31, 1999 and December 31, 1998

Net revenue

      Net reservations revenue increased $328,000, or 217%, to $479,000 for the quarter ended December 31, 1999 from $151,000 for the quarter ended December 31, 1998. The increase in net reservations revenue resulted primarily from an increase in the number of hotel reservations made using our network. As a result of signing significant contracts, we expanded the number of hotels available on our network and increased the number of travel web site partners.

      Other revenue increased $74,000, or 70%, to $179,000 for the quarter ended December 31, 1999 from $105,000 for the quarter ended December 31, 1998. The increase in other revenue resulted from the acquisition of BedandBreakfast.com which contributed significant sources of non-reservation based revenue.

Cost of revenue

      Total cost of revenue increased $62,000, or 207%, to $92,000 for the quarter ended December 31, 1999 from $30,000 for the quarter ended December 31, 1998. The increase in cost of revenue resulted primarily from an increase in the number of reservations made through our travel web site partners. We expect these costs to increase for the foreseeable future as we increase the absolute number and percent of the total number of reservations made on our network through our travel web site partners.

Operating expenses

      Technology and development. Technology and development expenses increased $1.3 million, or 200%, to $2.0 million for the quarter ended December 31, 1999 from $667,000 for the quarter ended December 31, 1998. This increase was primarily due to an increase in personnel and related costs dedicated to the design and development of our solution, as well as higher allocated depreciation and amortization costs. We expect these costs to continue to increase for the foreseeable future as we continue to increase the number of our development personnel and increase our investment in technological infrastructure.

      Sales and marketing. Sales and marketing expenses increased $4.2 million, or 316%, to $5.5 million for the three months ended December 31, 1999 from $1.3 million for the three months ended December 31, 1998. This increase was primarily due to increased investments in sales and marketing infrastructure, both domestically and internationally, which included personnel and related expenses, recruiting fees, travel expenses, as well as increased marketing activities, including trade shows, public relations, and special promotions. We expect to significantly increase these expenditures in the future as we aggressively seek to market our services.

      General and administrative. General and administrative expenses increased $559,000, or 176%, to $876,000 for the three months ended December 31, 1999 from $317,000 for the three months ended December 31, 1998. This increase was due to an increase in salaries and related expenses, and an increase in overhead expenses related to moving our business to an expanded location. We expect general and administrative expenses to increase as we expand our staff and incur additional cost.

      Deferred stock compensation and warrant expense. In connection with the granting of certain stock options to our management and employees, we recorded deferred stock-based compensation totaling approximately $309,000 for grants made during the three months ended December 31, 1999. This amount represents the difference between the exercise price and the deemed fair value of our common stock for financial reporting purposes on the date these stock options were granted and is being amortized to expense ratably over the four year vesting period of the options granted. Amortization of deferred compensation for stock options and for shares related to the acquisition of BedandBreakfast.com was $743,000 during the three months ended December 31, 1999.

      Amortization of goodwill and other intangibles. In connection with the acquisition of BedandBreakfast.com, we recorded goodwill and other intangible assets of approximately $5.7 million. Such amounts will be amortized ratably over their estimated useful lives of 24 to 30 months. During the three months ended December 31, 1999, we recorded $694,000 of amortization related to these intangibles.

Interest and other income (expense), net

      Interest and other income (expense), net, is comprised primarily of interest income earned by the company on its cash and short-term investments. Interest income increased $102,000, or 206%, to $152,000 for the three months ended December 31, 1999 from $50,000 for the three months ended December 31, 1998. The increase was primarily due to investment of the proceeds of $29.3 million from the Company's sale of Series E preferred stock in November and December of 1999. Interest expense increased $10,000 to $40,000 for the three months ended December 31, 1999 from $30,000 for the three months ended December 31, 1998. This increase was due to the increase in capital lease obligations entered into by the Company for the purpose of financing equipment and software purchases. We expect interest income and expenses to fluctuate in future periods as we undertake various investing and debt financing activities.

Fiscal Years Ended September 30, 1999, 1998 and 1997

Net Revenue

      Total net revenue increased $1.3 million, or 279%, to $1.7 million in fiscal 1999 from $456,000 in fiscal 1998, and increased $385,000, or 542%, from $71,000 in fiscal 1997, and increased $68,000, or 2,267%, from $3,000 in fiscal 1996. In fiscal 1999, net reservation revenue and other revenue accounted for 77% and 23% respectively of total net revenue. In fiscal 1998, net reservation revenue and other revenue accounted for 64% respectively and 36% respectively of total net revenue. In fiscal 1997 and 1996, net reservation revenue accounted for 100% of total net revenue.

      Net reservation revenue increased $1.0 million, or 350%, to $1.3 million in fiscal 1999 from $294,000 in fiscal 1998, and increased $223,000, or 314%, from $71,000 in fiscal 1997, and increased $68,000, or 2,267%, from $3,000 in fiscal 1996. The increase in net reservation revenue resulted from an increase in the number of reservations made on our network.

      Other revenue increased $244,000, or 150%, to $406,000 in fiscal 1999 from $162,000 in fiscal 1998 and from none in fiscal 1997 and 1996. This increase was due primarily to increased design and development activities and the acquisition of BedandBreakfast.com which contributed $80,000 of other revenue.

Cost of revenue

      Total cost of revenue increased $174,000, or 300%, to $232,000 in fiscal 1999 from $58,000 in fiscal 1998 and from a negligible amount in fiscal 1997 and 1996. In fiscal 1999 cost of reservation revenue and cost of other revenue accounted for 82% and 18%, respectively, of total cost of revenue. In fiscal 1998, cost of reservation revenue and cost of other revenue accounted for 52% and 48%, respectively, of total cost of revenue. The increase in cost of reservation revenue in 1998 resulted from the commencement of our partnerships with travel web sites and resulting sharing of our commission revenue with those web sites. The increase in cost of reservation revenue in 1999 resulted from an increase in the reservations made through partner web sites. Cost of other revenue increased to $41,000 in 1999 from $28,000 in 1998 due to additional services provided to hotels.

Operating expenses

      Technology and development. Technology and development expenses increased $1.6 million, or 108%, to $3.2 million in fiscal 1999, and increased $408,000, or 36%, to $1.5 million in fiscal 1998 from $1.1 million in fiscal 1997, and increased $532,000, or 90%, from $591,000 in fiscal 1996. These increases were primarily due to increases in personnel and related costs associated with the development and enhancement of our reservation booking engine and redundant capacities, depreciation of capital equipment, and facilities costs.

      Sales and marketing. Sales and marketing expenses increased $4.7 million, or 118%, to $8.6 million in fiscal 1999 from $3.9 million in fiscal 1998, and increased $1.5 million, or 60%, from $2.5 million in fiscal 1997, and increased $1.8 million, or 270%, from $665,000 in fiscal 1996. These increases were primarily due to increases in personnel and related costs, including sales commissions and bonuses, and increased investment in sales and marketing infrastructure.

      General and administrative. General and administrative expenses increased $1.1 million, or 92%, to $2.2 million in fiscal 1999 from $1.1 million in fiscal 1998, and increased $384,000, or 50%, from $766,000 in fiscal 1997, and increased $260,000, or 51%, from $506,000 in fiscal 1996. This increase was primarily due to increased personnel and related costs associated with the expansion of our operations.

      Deferred stock compensation and warrant expense. In fiscal 1999 we recorded total deferred stock compensation of $2.4 million in connection with stock options granted during the period. This amount represents the difference between the exercise price of stock option grants and the deemed fair value of our common stock at the time of such grants. In connection with the acquisition of BedandBreakfast.com we recorded total deferred stock compensation of $2.6 million. This amount reflects the total shares owned by BedandBreakfast.com employees subject to repurchase under employment agreements multiplied by the acquisition price per share of $5.35. Amortization of deferred stock compensation was $742,000 in fiscal year 1999, and none in prior periods.

      Amortization of goodwill and other intangibles. In connection with the acquisition of BedandBreakfast.com we also recorded $5.7 million of intangible assets, which will be amortized over their estimated useful lives of 24 to 30 months. In fiscal year 1999 we recorded amortization of $386,000 related to those assets.

Interest and other income (expense), net

      Interest and other income (expense), net, increased $29,000, or 35%, to $113,000 in fiscal 1999 from $84,000 in fiscal 1998, and increased $151,000, from net expenses of $67,000 in fiscal 1997, and increased $30,000 from net expense of $37,000 in fiscal 1996. The increases were primarily due to interest earned on investment of the proceeds from sales of various series of preferred stock.

Income Taxes

      We incurred operating losses and accordingly did not record a provision for income taxes for any of the periods presented. At September 30, 1999, we had U.S. federal net operating loss carryforwards of approximately $24.5 million. These net operating loss carryforwards will expire at various dates beginning in 2011 through 2019, if not utilized. Certain future changes in our share ownership, as defined in the Tax Reform Act of 1986 and similar state provisions, may restrict the utilization of carryforwards. A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties regarding the realization of the assets due to our lack of earnings history.

Quarterly Results of Operations

      The following table sets forth certain unaudited consolidated statement of operations data for the six quarters ended December 31, 1999, for the periods indicated. The information for each of these quarters has been prepared on substantially the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of our management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. Historical results are not necessarily indicative of the results to be expected in the future, and the results of interim periods are not necessarily indicative of results for the entire year.

                                            Three Months Ended
                           ---------------------------------------------------------
                                                                              Dec.
                           Sep. 30,  Dec. 31,  Mar. 31,  June 30,  Sep. 30,    31,
                             1998      1998      1999      1999      1999     1999
                           --------  --------  --------  --------  --------  -------
                                              (in thousands)
Consolidated Statement of
Operations Data:
Net revenue:
 Reservation.............. $   167   $   151   $   245   $   329   $   597   $   479
 Other....................      78       105        94        95       112       179
                           -------   -------   -------   -------   -------   -------
  Total net revenue.......     245       256       339       424       709       658
                           -------   -------   -------   -------   -------   -------
Cost of revenue:
 Reservation..............      12        15        28        46       102        65
 Other....................       6        15        16         7         3        27
                           -------   -------   -------   -------   -------   -------
  Total cost of revenue...      18        30        44        53       105        92
                           -------   -------   -------   -------   -------   -------
Gross profit..............     227       226       295       371       604       566

Operating expenses:
 Technology and
  development.............     580       667       719       767     1,025     2,005
 Sales and marketing......   1,120     1,322     1,389     2,049     3,828     5,511
 General and
  administrative..........     344       317       314       512     1,061       876
 Deferred stock
  compensation and warrant
  expense.................      --        15        27       186       514       762
 Amortization of
  intangible assets.......      --        --        --        --       386       694
                           -------   -------   -------   -------   -------   -------
  Total operating
   expenses...............   2,044     2,321     2,449     3,514     6,814     9,848
                           -------   -------   -------   -------   -------   -------
Loss from operations......  (1,817)   (2,095)   (2,154)   (3,143)   (6,210)   (9,282)
Interest and other income
 (expense), net...........      42        20        (3)       88         8       112
                           -------   -------   -------   -------   -------   -------
Net loss.................. $(1,775)  $(2,075)  $(2,157)  $(3,055)  $(6,202)  $(9,170)
                           =======   =======   =======   =======   =======   =======

Supplemental Data:
Gross value of hotel
 bookings................. $ 3,744   $ 4,856   $ 9,332   $12,466   $14,714   $16,401

      Our quarterly results of operations have varied significantly in the past. Our limited operating history and rapid growth make it difficult for us to assess the impact of seasonal factors on our financial results. Nevertheless, we expect our business to be subject to seasonal fluctuations, reflecting a combination of seasonality trends for hotel and travel services offered through our network and seasonality affecting Internet use generally. For example, demand for leisure travel may decrease after summer vacations and holiday periods, while Internet usage may decline during the summer months. Our results also may be affected by seasonal fluctuations in the hotel inventory made available to our network by participating hotels. For instance, hotels typically enjoy high demand for rooms during holiday and vacation periods. As a result, during these periods hotels may not offer as much inventory through our network. Our business may also be subject to cyclical variations for the services offered; for example, leisure travel tends to decrease during economic downturns. Moreover, as a result of seasonal and cyclical factors, we may process fewer reservations despite adding new hotels and travel web sites to our network. Seasonal and cyclical variations are beyond our control and may seriously harm our business. In fact, in the three months ended December 31, 1998 and 1999, our reservation revenue decreased as compared to the prior fiscal quarters due to these factors. We expect seasonality to continue to impact our reservation revenue. We also experienced significant fluctuations between quarters in our other revenue. These fluctuations were primarily the result of the timing of achieving defined milestones in contracts with the participants on our network.

     Due to the foregoing factors, our quarterly revenue and operating results are difficult to forecast. We believe that period-to-period comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance. In addition, it is possible that in one or more future quarters our operating results will fall below the expectations of securities analysts and investors. In such event, the trading price of our common stock would almost certainly be harmed.

Liquidity and Capital Resources

     Through December 31, 1999, we have satisfied our liquidity needs primarily from the net proceeds of approximately $63.2 million from private sales of common and preferred stock, and to a lesser extent from the exercise of warrants and stock options. We have also financed our operations through capital lease obligations, of which $1.1 million in long- and short-term principal balances were outstanding as of December 31, 1999. In addition, we have used a bank facility and the issuance of convertible debt, neither of which is outstanding as of December 31, 1999. As of December 31, 1999, our principal sources of liquidity included $24.2 million of cash and cash equivalents.

     Cash used in operating activities totaled $11.7 million for fiscal 1999 and $6.2 million for fiscal 1998, primarily due to our net losses, which were partially offset by non-cash charges of depreciation and amortization.

     Cash used in investing activities totaled $1.5 million for fiscal 1999 and $225,000 for fiscal 1998. We have made investments in computer equipment, computer software, office furniture and leasehold improvements. As of September 30, 1999, we had non-cancelable commitments under our operating and capital leases in the amount of $12.6 million.

     Net cash provided by financing activities totaled $12.8 million for fiscal 1999 and $11.0 million for fiscal 1998. Net cash provided by financing activities has primarily resulted from the sale of preferred stock. We expect to fund future operating expenses from revenue received from commissions on hotel bookings, private financings and the proceeds of this offering.

     In April 2000 we raised approximately $5.0 million through the sale of our Series E preferred stock.

     Our capital requirements depend on numerous factors, including market acceptance of our services, the resources we devote to development of our services and the resources we devote to sales and marketing. We have experienced a substantial increase in our capital expenditures and operating expenses since our inception, consistent with the growth in our operations and staffing. We anticipate that this increase will continue for the foreseeable future. Additionally, we expect to make further investments in technologies and plan to expand our sales and marketing programs. We currently anticipate that the net proceeds of this offering, together with our existing cash and sources of liquidity, will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least the next 12 months. Thereafter, we will need to raise additional capital, and we may elect to do so earlier.

      We intend to continue to consider our future financing alternatives, which may include the incurrence of additional indebtedness, additional public or private equity offerings or an equity investment by a strategic partner. However, other than the bank facility, we have no present commitments or arrangements assuring us of any future equity or debt financing, and additional equity or debt financing may not be available to us on favorable terms, if at all.

Recently Issued Accounting Pronouncements

      In March 1998, the American Institute of Certified Public Accountants, or AICPA, issued Statement of Position, or SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires entities to capitalize certain costs related to internal-use software once certain criteria have been met. Costs required to be capitalized under SOP 98-1 have been insignificant to date and were expensed as incurred. Prior to the adoption of SOP 98-1, costs incurred by us to develop, enhance, manage, monitor and operate its web site were expensed as incurred.

      In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 133, or SFAS 133, Accounting for Derivative Financial Instruments and for Hedging Activities. SFAS 133 provides comprehensive and consistent standards for the recognition and measurement of derivatives and hedging activities. In June 1999, FASB issued Statement of Financial Accounting Standards No. 137, Accounting for Derivative Financial Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, or SFAS 137. As a result, we are required to adopt SFAS 133 in fiscal year 2001. We do not anticipate SFAS 133 to have an impact on our results of operations or financial condition when adopted because we currently do not hold any derivative financial instruments and do not expect to engage in hedging activities in the near future.

      In March 2000, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-2, Accounting for Website Development Costs, ( the "Issue") which addresses how an entity should account for costs incurred to develop a website. The EITF developed a model that would account for specific website development costs based on the nature of each cost. The Issue is effective prospectively for all costs incurred for quarters beginning after June 30, 2000, although early adoption is encouraged. Companies also have the option of adopting by cumulative catch-up adjustment. We do not anticipate adoption of the Issue will have a significant impact on our results of operations or financial condition.

      In December 1999, the staff of the Securities and Exchange Commission released Staff Accounting Bulletin (SAB) 101, "Revenue Recognition" to provide guidance on the recognition, presentation and disclosure of revenues in financial statements. We believe that our revenue recognition practices are in conformity with SAB No. 101.

Market Risk

      We are exposed to interest rate risk on investments of our excess cash. The primary objective of our investment activities is to preserve capital. To achieve this objective and minimize the exposure due to adverse shifts in interest rates, we invest in money market funds operated by reputed financial institutions in the United States and commercial papers of short maturities. Due to the nature of our investments, management has concluded that it does not have a material market risk exposure.

Exchange Rate Sensitivity

      Although we expect to expand our international operations in the future, to date we have operated primarily in the United States, and substantially all revenues and assets and liabilities have been denominated in U.S. dollars. Accordingly, we have had no material exposure to foreign currency fluctuations. In the future, however, an increasing number of contracts may be denominated in foreign currencies. Therefore, we may increasingly be subject to currency fluctuations, which could harm our business.

                                    BUSINESS

Overview

      WorldRes.com provides a leading business-to-business e-commerce solution for online marketing and reservations to the highly fragmented global hotel industry. Our Internet-based reservation system connects hotels to travel web sites creating an e-commerce network. This network enables these web sites to provide travelers with the ability to collect information and make real-time, confirmed hotel reservations online. Since inception, we have processed approximately 325,000 reservations at a broad range of hotels globally. During the three months ended March 31, 2000, we processed $31.1 million in gross value of hotel bookings, compared to $16.4 million in the three months ended December 31, 1999 and $9.3 million in the three months ended March 31, 1999. As of February 29, 2000, our network consisted of approximately 11,500 hotel properties in 142 countries and 1,075 travel web sites and call centers as well as over 1,800 web sites that are part of our affiliate program managed by Be Free. As of that date, we also had contracts in place to add approximately 12,900 additional properties to our network.

Industry Background

Growth of Business-to-Business Commerce on the Internet

      The Internet is emerging as one of the most significant global communications media in history, enabling millions of people to share information and conduct business electronically. International Data Corporation estimates that the number of users on the Internet will grow from 142 million at the end of 1998 to over 500 million by the end of 2003. This growth in users, combined with the unique functionality of the Internet, creates tremendous opportunities for businesses to conduct e-commerce. Specifically, the Internet enables businesses to reach other businesses without regard to geographic or temporal limitations, to deliver detailed and interactive content to one or more users on a real-time basis at little incremental cost and to create trading networks among groups of fragmented customers, suppliers and distributors.

      With an increasing number of businesses migrating to the Internet to leverage its flexibility, reach and cost-effectiveness, business-to-business e-commerce is poised for rapid growth. Business-to-business e-commerce is expected to be a significantly larger opportunity than business-to-consumer e-commerce. According to Forrester Research, the business-to-business e-commerce market in the U.S. alone was $43 billion in 1998, while the business-to-consumer e-commerce market was $8 billion. Forrester Research further reports that business-to-business e-commerce is expected to grow to $2.7 trillion in 2004.

The Worldwide Hotel Industry

      The worldwide hotel industry is large and fragmented with international hotel chains and independently owned hotels ranging in size from resorts to smaller inns and bed and breakfasts. According to Smith Travel Research, $135 billion in hotel room revenue was generated in 1999 from 67,000 properties worldwide with approximately 6.8 million rooms. The total market, however, is significantly larger, with approximately 13 million rooms worldwide in 1997, according to a study by the World Tourism Organization.

      The hotel industry spends billions of dollars on marketing and distribution annually and operates at significantly less than full capacity. According to Horwarth International and Smith Travel Research, average occupancy rates for chain hotels was 68% in 1998, while average occupancy rates for independent hotels was even lower at 64%. Unsold hotel rooms represent tens of billions of dollars in lost revenue opportunities. This low capacity utilization, compounded by inefficient distribution practices, highlights the need for a solution designed to more effectively connect the sources of supply and demand for hotel inventory.

Legacy Hotel Distribution Channels

      Hotels typically receive a majority of their reservations over the telephone or fax. In order to sell to as large an audience as possible, however, most hotels also allocate blocks of their inventory to a variety of distribution channels, including:

    .  branded chains;                   .  event managers;
    .  representation companies for      .  tour operators;
       non-chain hotels;                 .  government-backed
    .  proprietary electronic               destination marketing
       global distribution systems          organizations (DMOs); and
       (GDSs) and switch systems         .  wholesalers.
       (switches);

      To participate in these distribution channels, hotels often pay fixed-fees as well as significant commissions to various intermediaries. We believe that the transaction costs charged by these intermediaries can equal more than 20% of hotel room revenue generated by the booking. In addition, because certain distribution channels, such as GDSs, do not work with properties on an individual basis, many independent properties cannot access these distribution channels unless they incur further costs to sign up with a chain or representation company.

      An additional limitation of GDSs is that they were initially built primarily for travel agents to book airline and car reservations for business travelers. They were later adapted so that travel agents could access hotel inventory through an electronic interface called a "switch" to book accommodations for business travelers at chain hotels. As a result, these systems are not designed to help properties deliver descriptive information, editorial content or rich images that are critical to the purchasing decisions of many travelers, especially for leisure-oriented trips, which, according to a worldwide hotel industry study conducted by Horwarth International, represents approximately one-half of the total annual hotel market.

Internet-Enhanced Hotel Distribution Channels

      The Internet has emerged as a more convenient, efficient and cost-effective medium for hotels to distribute inventory and for travelers to book accommodations than either the phone, fax or many of the other legacy distribution channels. Moreover, online leisure hotel bookings are expected to grow as a result of the rapid adoption of the Internet and the Internet's ability to provide detailed lodging information, including comparisons of available hotel accommodations, amenities and rates. Forrester Research estimates that online leisure hotel bookings are expected to grow from $1.1 billion in 1998 to $10 billion in 2003.

Limitations of Current Internet-Enhanced Distribution Channels

      Use of the Internet represents a significant opportunity for both hotels and travel web sites to provide access to real-time lodging information and reservations. The vast majority of current implementations, however, are merely web sites attached to existing legacy distribution channels. As a result, they remain expensive for hotels to use and fail to solve the needs of properties wishing to cost effectively expand distribution, especially to the leisure-oriented travel market.

      Hotels have used the following Internet-based options to enhance their distribution:

     . Create their own web sites. Many individual hotels have created their own web sites to provide lodging information and, in some cases, real-time reservations. A hotel must have the technological expertise to create and maintain both a web site and online reservation capabilities, and must incur significant marketing costs to attract online travelers to its web site.

     . Sell through third-party web sites. In order to gain broader distribution, a hotel can join a hotel chain and be distributed on the chain's web site as well as other third-party travel web sites, such as Travelocity.com and Expedia, Inc., which generally access hotel inventory through GDSs or switches. An independent hotel must pay the fixed costs to affiliate with a chain or representation company, and pay additional costs for each transaction. Moreover, distributing inventory through GDSs or switches limits the ability of hotels to present detailed photographic or multimedia content, which hinders their ability to effectively sell their inventory to leisure travelers. Alternatively, an individual hotel can expand its Internet distribution by creating and maintaining multiple technical links and business relationships with multiple third-party web sites, but at significant expense.

      Similarly, many new online distribution sources (e.g., online travel agents, travel web sites and other online intermediaries) have added online reservations as a service on their sites. These travel web sites have used the following Internet-based options to obtain a supply of lodging inventory:

     . Link directly to multiple hotels. Travel web sites can link directly to multiple hotels. This requires a travel web site to develop a reservation booking engine, establish business relationships and communication links between its web site or call center and potentially up to tens of thousands of properties. These activities are both costly and time-consuming.

     . Link to GDSs or switches. Travel web sites can also link to GDSs or switches for hotel inventory. We believe this provides access to less than 20% of hotels worldwide, however, and an even smaller percentage of leisure-oriented hotels. Moreover, in order for a travel web site that links to GDSs or switches to provide rich content and images around available room inventory, it must identify and integrate the content from sources other than the GDSs or switches, which is often costly and inefficient.

      The fragmentation of the leisure hotel market and the limitations of current web-enabled distribution create the opportunity for a business-to-business Internet-based e-commerce solution that seamlessly links thousands of hotels with multiple travel web sites and call centers, allowing them to provide travelers with rich content and process real-time reservations online.

The WorldRes.com Solution

      WorldRes.com provides a leading business-to-business e-commerce solution for online marketing and reservations to the highly fragmented global hotel industry. Our online hotel distribution network and reservation system comprise an integrated e-commerce platform that connects hotels to a broad array of travel web site and other distribution partners, including tourism offices, convention and visitor bureaus, call centers and travel agents. For hotels, our network provides a low-cost distribution channel to market, differentiate and sell their room inventory. For travel web sites and other distribution partners, our network provides information and real-time e-commerce booking capabilities for a wide range of hotels. As of February 29, 2000, our network consisted of approximately 11,500 hotel properties in 142 countries and 1,075 travel web sites and call centers as well as over 1,800 web sites that are part of our affiliate program managed by Be Free. As of that date, we also had contracts in place to add approximately 12,900 properties to our network.

Benefits to Hotels

      We act as a marketing and distribution partner for hotels, making information about their properties and room inventory available to a variety of travel web site and other distribution partners through a single user interface. This enables any hotel, whether independent or affiliated with a chain or representation company, to reach more customers and increase occupancy. Additionally, hotels can use the robust capabilities of our Internet-based reservation system to differentiate themselves with descriptive content and photographs. Hotels can easily and continuously update their descriptive information, available inventory and pricing across multiple web sites simply by accessing and updating our system. Hotels can also create targeted e-mail promotions for us to distribute to generate additional reservations and maximize occupancy.

      Our solution provides a low-cost distribution channel for hotels to market and sell their lodging inventory. A hotel pays us a commission only after a guest checks out. A hotel pays no initial set-up or fixed monthly fees to participate in our network, and needs to make little or no incremental investment in information technology. In addition, our solution often bypasses multiple traditional intermediaries, resulting in lower transaction costs compared with legacy hotel distribution channels. Lastly, a hotel that links to our network can reduce its operating costs by automating and streamlining traditional manual paper-intensive processes.

Benefits to Travel Web Site and Other Distribution Partners

      Our business-to-business e-commerce platform enables our travel web site and other distribution partners that have traditionally processed hotel bookings offline, to generate transaction revenue from real time online bookings at any of our hotel properties. Through our system, all travel web site and other distribution partners are able to provide their users with the ability to search for rooms at any or all of our hotels using a variety of criteria, including, price, availability, amenities, location and room type. Such features and enhanced functionality are critical for enabling our partners, with a minimum investment of time and capital, to convert site visitors into actual purchasers of online hotel room inventory.

Growth Strategy

      Our objective is to provide the leading business-to-business e-commerce online marketing and reservation solution for the global hotel industry. Key elements of our strategy to achieve this objective include:

      Increase the number of hotels and travel web site partners that comprise our network. We plan to increase the number of reservations made on our network by increasing the number of domestic and international hotels that comprise our network through strategic partnership initiatives and substantial sales and marketing efforts. We intend to continue to work with a variety of government tourism authorities as well as hotel and motel associations to help us sign up a broad range of hotels in targeted markets. We also plan to focus on adding travel web site partners in key sectors of the travel market.

      Actively manage hotel and travel web site relationships. We plan to increase the number of reservations made on our network through active account management of hotels and travel web site partners. We will continue to work with hotels to improve their occupancy rates by helping them better match online inventory offerings with online demand through targeted promotions and pricing strategies. We will continue to work with travel web site partners to improve the integration of our Internet-based reservation system into their web sites, thereby improving the conversion rates of browsing consumers. We intend to continue to improve the quality of our two branded web sites, PlacesToStay.com and BedandBreakfast.com, to add value to our co-branded and affiliate partners and to improve conversion.

      Pursue acquisitions. We intend to expand our network and the services we offer through strategic acquisitions with the goal of increasing the number of reservations booked and transaction revenue generated on our network. For example, in August 1999, we acquired BedandBreakfast.com to enhance our relationships with bed and breakfast properties and to accelerate the addition of these types of properties to our network. BedandBreakfast.com historically focused on building the dominant web-based brand in the bed and breakfast industry and on compiling what we believe to be the largest electronic database of bed and breakfast properties in the world. As of February 29, 2000, the BedandBreakfast.com web site database included listings for over 24,000 properties worldwide, including approximately 80% of the bed and breakfast properties and inns located in the United States. In October 1999, we acquired a leading provider of software used by independent lodging properties at their front desks to manage the reservation process and other key operating functions. We provide this software free of charge to any bed and breakfast providing us with bookable room inventory, and we believe this will assist us in adding inventory from these properties to our network.

      Expand our service offerings. We intend to use our system and network to expand into complementary services. These services could include packaging of non-lodging and activity-based travel services. In addition, we plan to enhance our data reporting and analytical tools to enable hotels to better manage inventory and provide hotels with insight into promising marketing opportunities.

      Maintain our technological leadership. We intend to continue to improve our technology to meet the evolving needs of our hotels and travel web site partners. For example, we provide our partners with multilingual booking capabilities. We plan to continue to develop, purchase or license technological advancements to our reservation system that enhance its reliability, functionality, and ease of use. For example, we have partnered with a number of property management software vendors to further automate the collection and updating of rates and availability. In addition, as Internet broadband usage and availability increases, we intend to improve the multimedia capabilities of our system to further allow our suppliers to differentiate their hotel properties.

The WorldRes.com Network

      Our network enables hotels and travel web site partners to provide travelers with the ability to collect travel information and make real-time, confirmed reservations online.

Hotels

      As of February 29, 2000, we offered the ability to make reservations at approximately 11,500 properties, located in 142 countries. In addition, as of February 29, 2000, we had contracts in place to add approximately 12,900 properties to our network. The properties in our network include hotel/motel chains, independent properties, bed and breakfast properties, inns, resorts and condominiums, providing our travel web site and other distribution partners with access to a broad range of global lodging choices.

      The following is a sample list of domestic and international properties that can be accessed through our reservation system:

                                    Bed &
Hotel Chains      Independents      Breakfasts/Inns        Resorts
------------      ------------      ---------------        -------
Accor             Baldwin Hotel     Inn at Pasetiempo      Grand Wailea Resort
Choice Hotels     Bay Park Hotel    Larchwood Inn          Sandestin
Hong Kong Hotel   Beach House Inn   Oxford Hotel           South Seas Resorts
 Association      Inn by the Sea    Roma Bed & Breakfast   St. Moritz
Vagabond Inns     Joie de Vivre     Snow Cap Inn           Vail Resort

      In addition, we have entered into contracts with several major hotel chains, including one of our strategic partners Starwood Hotels & Resorts, to add their properties to our network.

Travel Web Site and Other Distribution Partners

      By accessing our network, travel web sites and other distribution partners are able to offer their users detailed information on a wide range of accommodations, as well as the ability to check availability and reserve a room on a real-time basis. Our robust content capabilities allow travel-related web sites to differentiate their sites and better feature available hotel inventory and our real-time reservation system allows them to generate transaction revenue on their sites. Our travel web site and other distribution partners include:

     . Activity-based sites. These web sites are dedicated to specific activities, such as skiing, which often involve travel and lodging. Web sites such as Resort Sports Network, MountainZone.com and other activity-based web sites traditionally have offered rich content, but have lacked access to lodging and other travel packages. Our solution can provide these web sites with online reservation capability for potentially all of the lodging alternatives around a particular resort, which significantly increase the value of these sites to their end-users.

     . Destination marketing organizations. Destination marketing organizations, or DMOs, promote tourism within specific geographic regions through web sites, call centers and tourist information centers. Our reservation system enables their customers to search for available hotel inventory and book reservations which are features traditionally not offered by DMOs. Some of our DMO partners also use our system to enable their offline sources, such as call centers and tourist information desks, to process real-time reservations.

     . SABRE system. The SABRE system is one of the four major GDSs. We have built a link that enables over 190,000 SABRE-connected travel agents to make reservations at some of the hotels that comprise our network, which are not otherwise available through the SABRE system.

     . Online travel agents and other web sites. These web sites are focused on providing either a broad range of travel services, such as air, car and hotel reservations, or more narrowly focused travel-related content. The broad travel sites, which include Travelocity.com, Infoseek, GO Network, Yahoo! and Lycos, generally use GDSs for access to lodging inventory. Our reservation system supplies these sites with a broader and more unique range of hotels specifically oriented towards leisure travelers then otherwise would be available on these sites for online booking. We provide other content-rich web sites, such as Frommer's and MapBlast!, with inventory from all of the hotels that comprise our network.

     . Hotel web sites. Independent hotels and hotel chains on our network often have their own web sites that are electronic brochures without reservation capabilities. Many of these hotels use our WebConnect service to process real-time room reservations on their web sites.

      We also maintain our PlacesToStay web site through which we process reservations for hotels that comprise our network. In some cases we have co-branded our PlacesToStay.com web site with our travel-related web site partners, such as Lycos. In the year ended September 30, 1999, our PlacesToStay.com web site was responsible for approximately 33,000 reservations, or 20% of our total reservations. For the three months ended December 31, 1999, our PlacesToStay.com web site was responsible for approximately 8,600 reservations or 16% of our total reservations. In addition, we offer our PlacesToStay.com Affiliate Link in partnership with Be Free. As part of this program, we offer smaller, content-rich web sites the opportunity to provide their users with access to our system. This access enables travelers to make online reservations, which is an effective way to strengthen customer relationships and increase revenue. As of February 29, 2000, we had over 1,800 active affiliates capable of processing reservations and had received applications from more than 2,800 additional potential affiliates.

      Our travel web site partners include:

                                                                Destination Marketing
Broad Travel       Activity                WebConnect           Organizations
------------       --------                ----------           ---------------------
Lycos              American Skiing Company Amfac Resorts LLC    Golden State Reservations
MapBlast!          Booth Creek             Grand Wailea Resort  Monterey Marketing Venture
SABRE system       Intrawest               Pink Shell Beach     Ohio Hotel & Lodging Association
Yahoo!             Park City               Suisse Chalet Suites Pocono Mountains Vacation Bureau
Hotel Reservation  Vail                    Vagabond Inns        Chicago Convention and Tourism
 Network                                                         Bureau

International Operations

      As of February 29, 2000, approximately 5,000 properties in 141 countries outside of the United States could be accessed through our network and we had approximately an additional 5,300 international properties under contract. WorldRes.com is targeting international expansion primarily in the European market. We established our first international office in the United Kingdom in 1997, our European headquarters in Germany in August 1999 and opened an office in France in October 1999. We are contemplating selling a minority interest in our European subsidiaries to strategic investors to help grow our business in Europe. We believe that further international expansion represents a significant growth opportunity for us because fewer international properties participate in GDSs or switches, and the international leisure travel market is larger and more fragmented than the domestic market.

Strategic Relationships

      We have entered into strategic relationships to increase the number of reservations made through our network. These strategic relationships include hotels and travel web site and other distribution partners that are willing to commit resources to expand our network and leverage the advantages of our network to increase their revenues. In some instances we have granted strategic partners warrants that vest based on achieving performance based milestones. Additionally, some of our strategic partners, such as Accor, Micros Systems, Sabre Inc., Times Mirror Company and Starwood Hotels & Resorts, have made equity investments in WorldRes.com.

Sales and Marketing

      We sell and market our solution through our sales staff located in offices throughout the United States and in Europe. Our sales and marketing functions are focused on selling to two distinct groups, hotels and travel web site partners.

      Our hotel sales channels include:

     .  direct sales to major hotel groups;

     .  telesales;

     .  agent sales; and

     .  online sales through our web sites.

      We also have dedicated sales personnel focused on adding travel web site and other distribution partners to our network. The primary targeted customers are travel web site and other distribution partners that are broad travel, activity-based or destination-based oriented. We also offer participants the ability to join our network through an affiliate program that can be accessed online.

      We market our solution through a variety of methods, including trade shows, print ads, online advertising, trade associations and promotional events. We often speak at industry conferences and seminars to educate the hotel and Internet industries about the benefits of distributing inventory online.

Customer Support

      Our customer support operations are centered around providing high-quality support to the sales and marketing staffs of our hotel property partners. Customer support is organized around three progressive phases:

     .  property activation;

     .  ongoing proactive support; and

     .  ongoing reactive support.

      After a hotel has signed a definitive contract, been screened for authenticity, enrolled, trained and activated on our network, it may then receive online reservations.

      We attempt to work with each hotel to help it develop its online content, to create special promotions and to use our network to increase reservations. In addition, we offer a hotel the ability to outsource its web design, content or maintenance functions to us. Finally, we provide a global, 24 hours a day, seven days a week help desk which is available to consumers, hotel properties and partners via either phone, fax or e-mail to assist with questions and problems.

Technology

      Our reservation solution consists of an Internet-based reservation system and our network of hotels and travel web site partners. Our Internet-based reservation system resides entirely on our servers, is accessible by standard browsers and requires minimal software installation for hotels. Our reservation system enables travel web sites partners to display detailed lodging information and inventory, and provides real-time hotel search and reservation capabilities.

Systems Architecture

      Our systems architecture provides the foundation for the scalable, high-availability and fault tolerant characteristics of our online distribution network. The system is designed to operate continuously, 24 hours a day, seven days a week through both hardware and software failures and systems upgrades and expansions. Each server is replicated and equipped to regulate the amount of information passing through it, allowing a server to be removed without interrupting service. Our database is also replicated in real time to eliminate data loss. Database connections are pooled and shared to allow the database to be removed for repair or upgrade without impacting the performance of the system. Our data centers are housed at high-availability sites with multiple power and data communication feeds and with diesel generators for emergency power. Each data center is served by a different Internet service provider to protect against service failures.

      We have undertaken substantial measures to protect sensitive information passing through our network. Firewalls are installed to limit the points of interaction between the Internet and our system. Administrative access to the site is controlled by group privileges and user identification and passwords.

Proprietary Software

      The proprietary software components of our reservation system, together with our robust systems architecture, enable us to effectively deliver our reservation solution. The software components include transaction databases, shopping servers, reservation engines, supply managers and a decision support system.

     . Transaction databases. Transaction databases form the core of our online distribution system. These databases contain detailed hotel property and room descriptions, photographs, hotel room inventory availability and rate information. They also contain the reservation rules and record the reservation transactions including form-of-payment.

     . Shopping servers. Shopping servers assist the search for hotel room inventory. These servers are tailored to the needs of a specific travel web site, permitting each to control the hotels and inventory to be displayed. The shopping servers also allow users to assess properties by providing detailed descriptions and photographs.

     . Reservation engines. Reservation engines allow the reservation of hotel rooms and the receipt of reservation confirmations. They also verify hotel inventory availability, validate the reservation request against the reservation rules, confirm the price, and remove hotel inventory from the system. The reservation engines also collect the form of payment data and allow reservations to be modified and cancelled. A direct message interface to the reservation engine is supported to allow reservations to be made directly from other systems such as the airline global distributions systems or a travel agency's system.

     . Supply managers. Supply managers refresh the reservation system with available inventory and current room rates. Additionally, supply managers automatically notify the hotels when inventory has been reserved. These managers provide tools for describing products using text and images, for setting rates, rules and policies, and for controlling inventory. The supply managers provide several means of supplier interaction to meet the needs of hotels from the smallest bed and breakfast to the largest hotel chain. The means of interaction include a supplier administration web site, an email interface, a file transfer interface, and real-time gateways connecting directly to the suppliers' central reservation or property management systems.

     . Decision support system. The decision support system allows the data collected by the online distribution system to be utilized to increase reservation volume and to improve hotel and online hotel distributor operations. This system employs a database, data replication tools and data query tools. Data collected in the transaction databases and in the web servers' log files are used to populate the decision support database. Reports derived from this data include inventory profiles, web traffic analysis, and reservation summaries.

      Our development organization is focused on designing, implementing and supporting our reservations system, developing applications for and supporting our network and maintaining and improving our technology, infrastructure and database. To date, substantially all software development costs related to our reservations system and network have been expensed as incurred.

      We believe that significant investments in technology are required to remain competitive. We are continuing to invest significant resources to further improve our technology and add new services and enhancements. We believe that our future performance will depend in large part on our ability to maintain and enhance our current reservation system and network, develop new offerings that achieve market acceptance, maintain technological competitiveness and meet expanded hotel and travel web site partner requirements.

Competition

      Our primary source of competition comes from existing phone and fax-based methods of booking reservations with the Internet accounting for less than 2% of all hotel bookings in 1999 according to PhoCusWright, Inc. As a greater percentage of lodging reservations move on-line over the next several years, we expect increased competition from an array of sources including:

     .  online lodging e-commerce web sites;

     .  traditional travel agencies, tour operators and wholesalers;

     .  GDSs and other related intermediaries;

     .  hotel chains;

     .  individual leisure properties; and

     .  broad travel, activity and travel web site partners.

      We believe that our system encompasses each of these segments and in many cases we currently partner with companies within these categories in certain circumstances while competing with them in others. While we compete with companies within these categories, we believe there is no other single company currently addressing all of the segments. Online lodging e-commerce web sites include Expedia, Inc. and Travelocity.com. Traditional travel agencies include American Express Travel Services and Carlson Wagonlit Travel. GDSs include the SABRE system, Galileo and Apollo systems, AMADEUS and WORLDSPAN and related intermediaries including switches owned by Pegasus and Cendant. There are numerous hotel chains and individual hotels with web sites against which some portion of our business competes. While there are numerous web sites competing for leisure lodging bookings, there is no dominant player in this market. We could face further competition in the future from any of the competitors listed above or from new companies that enter into business-to-business e-commerce over the Internet either on their own or by partnering with other companies.

      Our current and potential competitors may develop superior Internet-based reservation solutions that achieve greater market acceptance than our solution. We believe that the principal competitive factors affecting our market include a significant base of customers, breadth and depth of solution, critical mass of hotel suppliers and web sites, system performance, customer service and technology and system features. Although we believe that our solutions currently compete favorably with respect to these factors, our market is relatively new and is evolving rapidly. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources.

Intellectual Property

      We protect our proprietary rights by relying on copyright, trade secret, trademark, confidentiality procedures and contractual provisions. Some of our software, documentation and other written materials are protected under the federal copyright law. We also rely on trade secret laws of the State of California and the states in which we do business to protect our software designs and other proprietary information. In addition, non-disclosure agreements contained in our employment contracts protect our proprietary information from disclosure by current and former employees.

      Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around patents issued to us or our other intellectual property.

      There has been a substantial amount of litigation in the software and Internet industries regarding intellectual property rights. It is possible that in the future third parties may claim that we or our current or potential future products infringe their intellectual property. We expect that software product developers and providers of electronic commerce solutions will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grow and the functionality of products in different industry segments overlaps. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business.

Employees

      As of February 29, 2000, we had 176 employees located in the United States and 23 employees located in Europe. Of the employees in the United States, 66 were involved in business development, sales and marketing efforts, 33 in customer services and support, 49 in technical operations and 28 in general and administrative functions. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Legal Proceedings

      We are not currently subject to any material legal proceedings. We may from time to time become a party to various legal proceedings arising in the ordinary course of business.

Facilities

      Our principal executive offices are located in San Mateo, California where we lease approximately 46,000 square feet under a lease that expires in July 2005. Our principal administrative, sales and marketing, customer service, and product development facilities are also at this location. BedandBreakfast.com is located in Denver, Colorado where we lease approximately 11,000 square feet under a lease that expires in April, 2010. Our European headquarters are located in Dusseldorf, Germany where we lease approximately 4,500 square feet. We also lease sales offices and other small facilities in the United States, the United Kingdom and France. We believe that our current domestic facilities are adequate to meet our needs through the end of 2000, at which time we may need to lease additional space. We anticipate opening at least two additional facilities in Europe during calendar year 2000.

                                   MANAGEMENT

Executive Officers and Directors

      The names and ages of WorldRes.com's executive officers and directors as of April 4, 2000 are as follows:

Name                     Age Position(s)
----                     --- ----------
Eric J. Christensen.....  40 Chairman of the Board of Directors
Gregory A. Jones(1).....  39 Chief Executive Officer, President and Director
Gregory S. Curhan.......  38 Chief Financial Officer
Domenic A. Rinaldi......  37 Chief Operating Officer
Paul N. Wyatt...........  53 Chief Technology Officer
Yen Lee.................  32 Executive Vice President of Business Development
Eric L Goldreyer........  34 President of BedandBreakfast.com
Wolfgang Kitza..........  38 Vice President and Managing Director of WorldRes Europe GmbH
Steven L. Eskenazi(2)...  37 Director
Gregory T.
 George(1)(2)...........  51 Director
E. Stanton McKee(1).....  55 Director
Thomas Unterman(2)......  55 Director

--------
(1) Member of compensation committee
(2) Member of audit committee

      Eric J. Christensen co-founded WorldRes.com in October 1995 and has served as Chairman of the Board of Directors of WorldRes.com since then. Mr. Christensen served as President of WorldRes Europe from March 1998 to July 1999. Mr. Christensen served as Chief Executive Officer of WorldRes.com from October 1995 until February 1998. Prior to founding WorldRes.com, Mr. Christensen served as an investment consultant with the investment management firm of Cambridge Associates from 1993 until 1995. From 1987 until 1993, Mr. Christensen served as Manager of Strategic Planning with Euro Disney in Paris, France where he was responsible for hotel strategic planning and reservation systems. From 1982 until 1985, Mr. Christensen served as a hotel consultant with Laventhol & Horwath. Mr. Christensen holds a B.A. degree from Dartmouth College and an M.B.A. degree from Stanford University.

      Gregory A. Jones co-founded WorldRes.com in October 1995 and currently serves as Chief Executive Officer, President and Director of WorldRes.com. Prior to joining WorldRes.com, Mr. Jones served in various capacities at Synopsys, a software company, from October 1991 to October 1995, including Acting Vice President of Marketing and Director of the Advanced Technology Group. Prior to joining Synopsys, Mr. Jones was a management consultant with McKinsey & Co. Mr. Jones holds a B.A. degree from Dartmouth College and an M.B.A. degree from Stanford University.

      Gregory S. Curhan joined WorldRes.com in May 1999 and has served as Chief Financial Officer since that time. Prior to joining WorldRes.com, Mr. Curhan served as Director of Global Technology Research Marketing and Managing Director Specialty Technology Institutional Equity Sales at Merrill Lynch & Co. from May 1998 to May 1999. Prior to joining Merrill Lynch, Mr. Curhan was Director of Equities and a research analyst at the investment banking firm of Volpe Brown Whelan & Co. from May 1993 to May 1998. Mr. Curhan holds a B.A. degree from Dartmouth College.

      Domenic A. Rinaldi joined WorldRes.com in July 1997 and since February 2000 has served as Chief Operating Officer. From July 1997 through February 2000 Mr. Rinaldi served as Senior Vice President of Sales and Operations. Prior to joining WorldRes.com, Mr. Rinaldi served in various management, sales and operations positions at Sprint Corporation from 1984 to 1997, most recently as Vice President of Sales for Sprint's Hospitality Division. Mr. Rinaldi holds an A.A. degree from Skyline College.

      Paul N. Wyatt joined WorldRes.com in March 1998 and since April 2000 has served as Chief Technology Officer. From March 1998 through April 2000 Mr. Wyatt served as Vice President of Systems Development. Prior to joining WorldRes.com, Mr. Wyatt served from December 1997 to March 1998 as Consultant and Interim Vice President of Engineering at WebFlow Corporation, a software company. Prior to WebFlow Corporation, Mr. Wyatt served from January 1997 to November 1997 as Vice President of Engineering at Cygnus Solutions, a software company. Prior to Cygnus Solutions, Mr. Wyatt served from February 1995 to January 1997 as Vice President of Engineering at TravelNet, a software company. Prior to TravelNet, he served from June 1993 to December 1994 as Vice President, Research and Development for the software company the ASK Group. Prior to the ASK Group, he served from November 1989 to June 1993 as Vice President, Engineering and Chief Technology Officer for Covalent Systems, a software company. Mr. Wyatt holds a B.S. degree from University of Cincinnati.

      Yen Lee joined WorldRes.com in August 1997 and since January 2000 has served as Executive Vice President of Business Development. From August 1997 to December 1999 Mr. Lee served as Director of Business Development. Prior to joining WorldRes.com, Mr. Lee served as Director of Operations at Ticketmaster-CitySearch's first market in San Francisco from April 1996 to July 1997. Prior to joining Ticketmaster-CitySearch, Mr. Lee was a consultant at McKinsey & Co. from September 1990 to June 1993. Mr. Lee received his MBA degree in June 1996 from Massachusetts Institute of Technology and an honors degree from the University of Western Ontario.

      Eric L. Goldreyer founded BedandBreakfast.com in July 1995 and has served as President of BedandBreakfast.com since that time. Prior to founding BedandBreakfast.com, Mr. Goldreyer was Senior Account Executive of Southwestern Bell Telephone from June 1990 to June 1995. Mr. Goldreyer holds a B.A degree from Texas A&M University.

      Wolfgang Kitza joined WorldRes.com in May 1999 as Vice President and Managing Director of WorldRes Europe GmbH & Co. KG. Prior to joining WorldRes Europe GmbH & Co. KG, Mr. Kitza was Managing Director of CityWeb Network from January 1998 to October 1998. Prior to joining CityWeb Network, Mr. Kitza was Managing Director of Bertelsmann's Internet technology division from November 1993 to November 1997. Mr. Kitza holds B.S. degrees from the University of Cologne and the University of Bonn.

      Steven L. Eskenazi has been a director of WorldRes.com since December 1997. Mr. Eskenazi has been a General Partner at Walden VC, a venture capital firm, since March 1997. Prior to joining Walden VC, Mr. Eskenazi was Securities Analyst and Managing Director of Alex. Brown, a stock brokerage firm, from February 1990 to March 1997. Mr. Eskenazi is also a director of DigitalThink, Inc. Mr. Eskenazi holds a B.S. degree from Union College and an M.B.A. degree from Dartmouth's Amos Tuck School.

      Gregory T. George has been a director of WorldRes.com since March 1998. Mr. George has been a General Partner at Technology Funding Ltd. and Vice President of Technology Funding Inc. since August 1986. Mr. George is presently an officer or director of several privately held development stage companies. From February 1987 to December 1997, Mr. George was a Director of Viewlogic Systems, Inc. and Wasatch Education Systems Corp. Mr. George holds an A.B. degree from Harvard College.

      E. Stanton McKee has been a director of WorldRes.com since November 1998. Mr. McKee has been Executive Vice President, Chief Financial and Administrative Officer at Electronic Arts since July 1996. From March 1989 to July 1996, Mr. McKee was Senior Vice President, Chief Financial and Administrative Officer of Electronic Arts. Mr. McKee holds a B.A. degree from Stanford University and an M.B.A. degree from Stanford University.

      Thomas Unterman has been a director of WorldRes.com since March 1999. Mr. Unterman is the Managing Partner and CEO of the Rustic Canyon Group, which is the general partner of TMCT Ventures, a venture capital investment fund. Previously, Mr. Unterman was Executive Vice President and Chief Financial Officer at Times Mirror Company from 1998 through January 2000 and served in various senior management positions, most recently as Senior Vice President and Chief Financial Officer, at Times Mirror from 1992 to

1998. He also oversaw the management of Eagle New Media Investments, LLC and Eagle Publishing, LLC, affiliates of Times Mirror. Prior to joining Times Mirror, Mr. Unterman was a partner in the Los Angeles office of Morrison & Foerster where he specialized in corporate and securities law. Mr. Unterman is also a director of Ticketmaster Online-CitySearch, Hollywood, Inc. and several privately-held companies. Mr. Unterman holds a B.A. degree from Princeton University and a J.D. degree from the University of Chicago.

      The Company has entered into a consulting agreement with Mr. Christensen pursuant to which the Company has agreed to nominate him for reelection to the board of directors. See "Certain Transactions--Consulting Agreement."

Board Composition

      We currently have authorized six directors. Each director is elected for a period of one year at our annual meeting of stockholders and serves until the next annual meeting or until his successor is duly elected and qualified. The executive officers serve at the discretion of the board of directors. There are no family relationships among any of our directors or executive officers.

      Our amended and restated certificate of incorporation and bylaws that become effective upon completion of this offering provide for a board of directors consisting of seven members. When we are no longer subject to the provisions of Section 2115 of the California Corporations Code, the board of directors will be divided into three classes, each class serving staggered three-year terms. At the first annual meeting of stockholders after we establish a classified board, the terms of the directors that are classified as Class I directors will expire, and the stockholders will elect two Class I directors for three year terms. At the second annual meeting of stockholders after we establish a classified board, the terms of the directors that are classified as Class II directors will expire, and the stockholders will elect two Class II directors for three year terms. At the third annual meeting of stockholders after we establish a classified board, the terms of the directors that are classified as Class III directors will expire, and the stockholders will elect two Class III directors for three year terms. As a result, at each of the three annual meetings of stockholders that follow the date of the establishment of a classified board of directors, only one class of directors will be elected with the other classes continuing for the remainder of their respective terms.

Board Compensation

      Except for reimbursement for reasonable travel expenses relating to attendance at Board meetings and the grant of stock options, directors are not compensated for their services as directors. Directors who are employees of WorldRes.com are eligible to participate in our 1995 Stock Plan and 1999 Executive Stock Plan. We have in the past granted to our employee directors options to purchase common stock pursuant to our 1995 Stock Plan. Directors who are not employees of WorldRes.com are eligible to participate in our 2000 Directors' Stock Option Plan. Under this plan, each person who is a non-employee director on the completion of this offering will receive an automatic initial grant of an option to purchase 10,000 shares of common stock and each person who becomes a non-employee director after the completion of this offering will receive an automatic initial grant of an option to purchase 20,000 shares of common stock upon appointment or election. The plan also provides for annual grants, on the date of each annual meeting of our stockholders, to each non-employee director who has served on our board of directors for at least six months. The annual grant to non-employee directors is an option to purchase 5,000 shares of common stock. See "Stock Plans."

Board Committees

      In March 1998, the board established the audit committee. The audit committee reviews our annual audit and meets with our independent auditors to review our internal controls and financial management practices. The board's audit committee currently consists of Thomas Unterman, Steven L. Eskenazi and Gregory T. George. In February 1997, the board established the compensation committee. The compensation committee recommends compensation for certain of our personnel to the board and administers our stock plans. The compensation committee currently consists of Gregory T. George, Gregory A. Jones and E. Stanton McKee.

Compensation Committee Interlocks and Insider Participation

      The members of the compensation committee of our board of directors are currently Gregory T. George, Gregory A. Jones and E. Stanton McKee. No member of the compensation committee of WorldRes.com serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. See "Executive Compensation" and "Related Party Transactions" for a description of transactions between us and members of the compensation committee and entities affiliated with them.

Executive Compensation

      The following table provides summary information concerning the compensation paid during the fiscal year ended September 30, 1999 to the Chief Executive Officer and each of the other four most highly compensated executive officers (the "Named Officers"), each of whose aggregate compensation during our last fiscal year exceeded $100,000.

                          Summary Compensation Table

                                                                 Long-Term
                                   Annual Compensation      Compensation Awards
                              ----------------------------- -------------------
                                                                Securities
                                               Other Annual     Underlying
Name and Principal Position    Salary   Bonus  Compensation     Options(#)
---------------------------   -------- ------- ------------ -------------------
Gregory A. Jones
 Chief Executive Officer,
 President and Director...... $156,250 $22,442                    385,000
Paul N. Wyatt
 Vice President..............  149,875  19,900                    170,000
Eric J. Christensen
 Chairman and Director.......  146,875  22,114  $60,900(1)        160,000
Scott Potter(2)
 Former Executive Vice
 President...................  137,500  20,909                    242,500
Domenic A. Rinaldi
 Senior Vice President.......  137,500  20,909                    170,000

--------
(1) Mr. Christensen received $56,000 per year in foreign housing and cost of living allowance for his relocation to the United Kingdom. He also received $4,900 to offset lost rental income on his U.S. property, which resulted from his relocation.
(2) Mr. Potter terminated his employment with us in December 1999.

Option Grants

      The following table provides summary information regarding stock options granted to the Named Officers during the fiscal year ended September 30, 1999. In the fiscal year ended September 30, 1999, we granted options to purchase up to an aggregate of 1,956,207 shares to employees, directors and consultants. All of these options were granted under our 1995 Stock Plan and 1999 Executive Stock Plan at exercise prices equal to the fair market value of our common stock on the date of grant, as determined in good faith by the board of directors. All options have a term of ten years. Generally option shares vest over four years, with 25% of the option shares vesting one year after the option grant date, and the remaining option shares vesting ratably each month for the next 36 months.

      The potential realizable values are based on an assumption that the price of our common stock will appreciate at the compounded annual rate shown from the date of grant until the end of the option term. These values do not take into account amounts required to be paid as income taxes under the Internal Revenue Code and any applicable state laws or option provisions providing for termination of an option following termination of employment, non-transferability or vesting. These amounts are calculated based on the requirements promulgated by the Securities and Exchange Commission and do not reflect our estimate of future stock price growth of the shares of our common stock.

                       Option Grants in Last Fiscal Year

                                        Individual Grants                Potential Realizable
                         -----------------------------------------------   Value at Assumed
                         Number of   Percent of                          Annual Rates of Stock
                         Securities Total Options                         Price Appreciation
                         Underlying  Granted to   Exercise or               for Option Term
                           Options  Employees in  Base Price  Expiration ---------------------
Name                     Granted(#)  Fiscal Year   ($/Share)     Date       5%         10%
----                     ---------- ------------- ----------- ---------- ---------------------
Gregory A. Jones........  200,000       10.2%        $3.00     5/21/09   $ 377,337 $   956,246
                          110,000        5.6          6.00     8/31/09     415,071   1,051,871

Paul N. Wyatt...........   45,000        2.3          3.00     5/21/09      84,903     215,156
                           35,000        1.8          6.00     8/31/09     132,068     334,753

Eric J. Christensen.....   95,000        4.9          3.00     5/21/09     179,235     445,220

Scott Potter............   60,000        3.0          3.00     5/21/09     113,203     286,874
                           82,500        4.2          6.00     8/31/09     311,303     790,904

Domenic A. Rinaldi......   55,000        2.8          3.00     5/21/09     103,768     262,968
                           35,000        1.7          6.00     8/31/09     132,068     344,753

      Mr. Potter terminated his employment with us in December 1999. Of the 142,500 securities underlying options shown above 83,139 vested and were exercised by Mr. Potter.

Option Exercises and Holdings

      The following table provides summary information concerning the shares of common stock acquired in the fiscal year ended September 30, 1999, the value realized upon exercise of stock options in the fiscal year ended September 30, 1999, and the year-end number and value of unexercised options with respect to each of the Named Officers as of September 30, 1999. The value of unexercised options was calculated by determining the difference between the fair market value of underlying securities of $6.00 for our common stock on September 30, 1999, as determined by our board of directors, and the exercise price. Options may be exercised immediately pursuant to early exercise provisions contained in the 1999 Executive Stock Plan. Any shares issued pursuant to such early exercise provisions are subject to repurchase at the original exercise price paid per share upon termination of employment. Such repurchase option terminates at the rate of 25% after one year from the vesting commencement date and thereafter at a rate of 1/48th of the original grant amount per month over the remaining three years.

                         Fiscal Year-End Option Values

                                                     Number of Securities               Value of Unexercised
                                                    Underlying Unexercised             In-the-Money Options at
                           Shares                Options at September 30, 1999           September 30, 1999
                         Acquired on    Value    -----------------------------        -------------------------
Name                      Exercise   Realized(1)  Exercisable       Unexercisable     Exercisable Unexercisable
----                     ----------- ----------   -----------       -------------     ----------- -------------
Gregory A. Jones........   234,375    $785,625             111,562            39,063   $  8,435     $210,940
Paul N. Wyatt...........    15,000      78,000              98,749            56,251    232,495      292,505
Eric J. Christensen.....   124,792     445,877              35,209               --     190,129          --
Scott Potter............    69,562     309,953             172,940               --     412,309          --
Domenic A. Rinaldi......    45,900     203,985              80,327            43,773    160,443      238,822

--------
(1) Equal to the fair market value of the purchased shares on the option exercise date, less the exercise price paid for such shares.

Employment Agreements

      We have entered into the following arrangements with our executive officers:

     . In March 1998, we entered into an offer letter with Mr. Paul N. Wyatt. The agreement entitles Mr. Wyatt to a salary of $145,000 per year. The offer letter provides for an initial stock option grant to purchase 90,000 shares of common stock at an exercise price equal to the fair market value of the common stock at the date of grant. The option vests at the rate of 1/4th of the shares one year after commencement of employment and 1/48th of the shares each month thereafter of completed employment.

     .  In January 2000, we entered into an offer letter with Mr. Domenic
        A. Rinaldi. The agreement entitles Mr. Rinaldi to a salary of $175,000 per year. Mr. Rinaldi was also entitled to receive bonuses of up to $150,000. The offer letter provides for acceleration of previous grants of stock options of 6,875 and 3,394 so that on September 30, 2000 such shares are vested.

Consulting Agreement

      In December 1999, the Company entered into a Consulting Agreement with Eric Christensen. Pursuant to this agreement, Mr. Christensen's employment with the Company terminated on December 31, 1999, although he remained Chairman of the Board of Directors of the Company. Mr. Christensen serves as a consultant on a month-to-month basis and has been paid a total of $22,580 for consulting services pursuant to this agreement through March 31, 2000. In addition, in connection with the termination of his employment, Mr. Christensen will receive monthly severance payments through October 2000 totaling $180,000.
Mr. Christensen has agreed to serve as a member of the Board of Directors through this offering, and the Company has agreed to nominate Mr. Christensen for re-election to the board of directors for no less than two annual meetings, or, if the board of directors has staggered terms, to a term of no less than two years.

Stock Plans

      1995 Stock Plan. The 1995 Stock Plan was adopted by our board of directors in November 1995. The 1995 Stock Plan was amended in April 2000 and we will have submitted the amendment for approval by our stockholders prior to completion of this offering. A total of 3,269,275 shares of common stock have been reserved for issuance under the 1995 Stock Plan, as amended, of which 1,489,486 have been issued and are outstanding as of February 29, 2000. The number of shares reserved for issuance under the 1995 Stock Plan, as amended, will be increased on the first day of each of our fiscal years from 2001 through 2005 by the lesser of:

     .  600,000 shares;

     . 3% of the common stock outstanding on the last day of the immediately preceding fiscal year; or

     .  a lesser number of shares as determined by our board of directors.

      The 1995 Stock Plan, as amended, provides for the grant of incentive stock options, as defined in Section 422 of the Internal Revenue Code, to employees and the grant of nonstatutory stock options and stock purchase rights to employees, non-employee directors and consultants. The plan may be administered by our board or a committee appointed by the board. The administrator of the 1995 Stock Plan, as amended, will determine number, vesting schedule, and exercise price for options, or conditions for stock purchase rights, granted under the 1995 Stock Plan, as amended, provided, however, that an individual employee may not receive option grants and stock purchase rights for more than 2,000,000 shares in any fiscal year. To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value in excess of $100,000 as of the date the options were granted, the excess options will be treated as nonstatutory stock options.

      Incentive stock options granted under the 1995 Stock Plan, as amended, must have an exercise price equal to at least 100% of the fair market value of the common stock on the date of the grant, and at least 110% of the fair market value in the case of incentive stock options granted to an employee who holds more than 10% of the total voting power of all classes of our stock or the stock of any parent or subsidiary. Nonstatutory stock options granted under the 1995 Stock Plan, as amended, will have an exercise price as determined by the administrator of the 1995 Stock Plan, as amended; provided, however, that the exercise price of a nonstatutory stock option granted to certain of our executive officers must equal at least 100% of the fair market value of the common stock on the date of grant in order for that grant to qualify as performance-based compensation under applicable tax law. Payment of the exercise price may be made in cash or other forms of consideration approved by the administrator.

      The administrator determines the term of options, which may not exceed 10 years, or 5 years in the case of an incentive stock option granted to an employee who holds more than 10% of the total voting power of all classes of our stock or the stock of any parent or subsidiary. Generally an option may not be transferred by the optionee other than by will or the laws of descent or distribution and each option may be exercised during the lifetime of the optionee only by such optionee. The administrator of the 1995 Stock Plan, as amended, may grant nonstatutory stock options with limited transferability rights under circumstances set forth in the plan.

      Options granted under the 1995 Stock Plan, as amended, will generally vest at the rate of 1/4th of the total number of shares subject to the options twelve months after the date of grant and 1/48th of the total number of shares subject to the options each month thereafter.

      In addition to stock options, the administrator may issue stock purchase rights under the 1995 Stock Plan, as amended, to employees, non-employee directors and consultants. The administrator determines the number of shares, price, terms, conditions and restrictions related to a grant of stock purchase rights. The purchase price of a stock purchase right granted under the 1995 Stock Plan, as amended, will be as determined by the administrator. The period during which the stock purchase right is held open is determined by the administrator, but in no case shall this period exceed 30 days. Unless the administrator determines otherwise, the recipient of a stock purchase right must execute a restricted stock purchase agreement granting us an option to repurchase unvested shares at cost upon termination of the recipient's relationship with us.

      In the event we sell all or substantially all of our assets or merge with or into another corporation, then each option may be assumed or an equivalent option substituted by the successor corporation. However, if the successor corporation does not agree to this assumption or substitution, the option or stock purchase right will terminate. Upon the closing of the transaction, outstanding repurchase rights will terminate unless assigned to the successor corporation. The board of directors may amend, modify or terminate the 1995 Stock Plan, as amended, at any time as long as any amendment, modification or termination does not impair vesting rights of plan participants and provided that stockholder approval shall be required for an amendment to the extent required by applicable law. The 1995 Stock Plan, as amended, will terminate in November 2005 unless the board of directors terminates it earlier.

      1999 Executive Stock Plan. The 1999 Executive Stock Plan was adopted by our board of directors in May 1999. A total of 1,099,725 shares of common stock have been reserved for issuance under the 1999 Executive Stock Plan. As of February 29, 2000, 409,167 options were issued and outstanding or committed for issuance with a weighted average exercise price of $4.67 per share and 117,276 shares remained available for future option or stock purchase right grants. We do not intend to grant any additional options or stock purchase rights under the 1999 Executive Stock Plan after the date of this offering. Unless terminated earlier, the 1999 Executive Stock Plan will terminate in May 2009.

      The terms of options and stock purchase rights under the 1999 Executive Stock Plan are generally the same as those that may be issued under the 1995 Stock Plan, as amended, except with respect to the following features. The 1999 Executive Stock Plan does not impose a limitation on the number of shares subject to options and stock purchase rights that may be issued to any individual employee. Nonstatutory stock options and stock purchase rights granted under the 1999 Executive Stock Plan are nontransferable in all cases and must generally be granted with an exercise price or purchase price equal to at least 85% of the fair market value of our common stock on the date of grant.

      In the event we sell all or substantially all of our assets or merge with or into another corporation, then each option may be assumed or an equivalent option substituted by the successor corporation. However, if the successor corporation does not agree to this assumption or substitution, the option or stock purchase right will terminate. Upon the closing of the transaction, outstanding repurchase rights will terminate unless assigned to the successor corporation. In addition, the stock option agreements issued to optionees under the 1999 Executive Stock Plan provide for accelerated vesting of specified percentages of outstanding unvested options in the event that the optionee is involuntarily terminated by us or our successor corporation within 12 months following an asset sale or merger in which over 50% of our securities are exchanged. The board of directors may amend, modify or terminate the 1999 Executive Stock Plan at any time as long as any amendment, modification or termination does not impair vesting rights of plan participants and provided that stockholder approval shall be required for an amendment to the extent required by applicable law.

      2000 Directors' Stock Option Plan. The 2000 Directors' Stock Option Plan was adopted by our board of directors in April 2000. We will have submitted it for approval by our stockholders prior to completion of this offering. A total of 300,000 shares of common stock have been reserved for issuance under the 2000 Directors' Stock Option Plan, none of which have been issued as of the date of this offering.

      Under the 2000 Directors' Stock Option Plan, each person who is a non-employee director on the completion of this offering will receive an automatic initial grant of an option to purchase 10,000 shares of common stock and each person who becomes a non-employee director after the completion of this offering will receive an automatic initial grant of an option to purchase 20,000 shares of common stock upon appointment or election. The plan also provides for annual grants, on the date of each annual meeting of our stockholders, to each non-employee director who has served on our board of directors for at least six months. The annual grant to non-employee directors is an option to purchase 5,000 shares of common stock. The initial options granted under the plan will vest at the rate of 50% of the total number of shares subject to the options on each of the first two anniversaries of the date of grant of the initial options. The annual options granted under the plan will vest at the rate of 100% of the number of shares subject to the options on the first anniversary of the date of grant of the annual options. The exercise price of all stock options granted under the 2000 Directors' Stock Option Plan shall be equal to the fair market value of a share of our common stock on the date of grant of the option. Options granted under this plan have a term of ten years. However, options will terminate if they are not exercised within 12 months after the director's death or disability or within 90 days after the director ceases to serve as a director for any other reason.

      In the event of a sale of all or substantially all of our assets or our merger with or into another corporation, all outstanding options shall be assumed or an equivalent option substituted by the successor corporation. However, if the successor corporation does not agree to this assumption or substitution, the option will terminate. In the event that an asset sale or merger transaction results in a change in the ownership of more than 50% of the total combined voting power of our outstanding securities, all outstanding options shall become immediately exercisable prior to the closing of such transaction.

      The 2000 Directors' Stock Option Plan is designed to work automatically without administration. However, to the extent administration is necessary, it will be performed by the board of directors other than the director or directors who have a personal interest at stake. Although the board of directors may amend or terminate the 2000 Directors' Stock Option Plan, it may not take any action that may adversely affect any outstanding option without the consent of the optionee. The 2000 Directors' Stock Option Plan will have a term of ten years unless terminated earlier. We have not issued any options under the 2000 Directors' Stock Option Plan to date.

                           RELATED PARTY TRANSACTIONS

      Since October 1, 1996, there has not been any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $60,000 and in which any of our directors or executive officers, any holder of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than:

     . compensation arrangements, which are described where required under "Management," and

     .  the transactions described below.

Agreements with Management

      We have entered into indemnification agreements with our officers and directors containing provisions that may require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Stock and Warrant Purchases

Common Stock

     . In August 1999, we acquired all the outstanding stock of Goldreyer Incorporated doing business as BedandBreakfast.com in exchange for 1,462,106 shares of our common stock. Of this amount, 523,987 shares of our common stock were transferred to Eric L. Goldreyer, an executive officer, in exchange for his interest in Goldreyer Incorporated.

     . In September 1999, certain of our executive officers executed promissory notes in connection with the exercise of options to purchase our common stock held by them. The shares of common stock acquired by these executive officers that had not vested are subject to a repurchase option in our favor. Our repurchase option lapses at the same rate the underlying options would have vested. The interest rate on the notes is 5.89% per annum. The term of the notes is four years. The notes are full recourse and secured by pledges of common stock under a Pledge and Security Agreement. The notes are for the following executive officers and amounts:

        Name                                                             Amount
        ----                                                            --------
        Gregory A. Jones............................................... $600,000
        Wolfgang Kitza.................................................  405,000
        Eric L. Goldreyer..............................................  328,350
        Eric J. Christensen............................................  283,110
        Gregory S. Curhan..............................................   99,999
        Domenic A. Rinaldi.............................................   60,000
        Scott Potter...................................................   85,560

Series B Preferred Stock

     . In October 1996, we entered into a Note and Warrant Purchase Agreement and Subordinated Promissory Note with Gregory A. Jones, a director and executive officer, in the principal amount of $200,000. We paid this note in full in January 1997. Pursuant to this agreement we issued Mr. Jones a warrant to purchase 11,834 shares of Series B preferred stock at an exercise price of $3.38 per share.

     . In January 1997, we sold 1,422,481 shares of Series B preferred stock for $3.38 per share to various investors, including 295,858 shares to Technology Funding Partners III, L.P. and its affiliates, which are affiliated with Gregory T. George, one of our directors.

Series C Preferred Stock

     . In October 1997, we issued warrants to purchase 60,724 shares of Series C preferred stock at an exercise price of $3.70 per share to various investors, including a warrant to purchase 10,134 shares to Technology Funding Partners III, L.P. and its affiliates, which are affiliated with Gregory T. George, one of our directors.

     . In December 1997, we sold 1,764,479 shares of Series C preferred stock for $3.70 per share to various investors, including the following sales to entities affiliated with our directors:

            - 253,377 shares to Technology Funding Partners III, L.P. and its affiliates, which are affiliated with Gregory T. George, one of our directors; and

            - 810,809 shares to Walden Media and Information and Technology Fund, L.P. and its affiliates, which are affiliated with Steven
               L. Eskenazi, one of our directors.

     . In March and April 1998, we sold 1,409,160 shares of Series C preferred stock for $3.70 per share and issued warrants to purchase 380,409 shares of Series C preferred stock at an exercise price of $4.63 per share to various investors, including:

            - warrants to purchase 30,371 shares to Technology Funding Partners III, L.P. and its affiliates, which are affiliated with Gregory T. George, one of our directors;

            - 270,270 shares and a warrant to purchase 32,397 shares to Times Mirror Company, an affiliate of Eagle New Media Investments, LLC, both of which were affiliated with Thomas Unterman, one of our directors; and

            - warrants to purchase 97,189 shares to Walden Media and Information and Technology Fund, L.P. and its affiliates, which are affiliated with Steven L. Eskenazi, one of our directors.

     . In March 1999, we sold 35,135 shares of Series C preferred stock for $3.70 per share to E. Stanton McKee, one of our directors.

Series D Preferred Stock

     . In March 1999, we sold 1,983,468 shares of Series D preferred stock for $6.05 per share to various investors, including the following sales to entities affiliated with our directors:

            - 826,446 shares to Eagle New Media Investments, LLC, which was affiliated with Thomas Unterman, one of our directors;

            - 123,967 shares to Technology Funding Partners III, L.P. and its affiliates, which are affiliated with Gregory T. George, one of our directors; and

            - 165,290 shares to Walden Media and Information and Technology Fund, L.P. and its affiliates, which are affiliated with Steven
               L. Eskenazi, one of our directors.

     . In August 1999, we sold 25,000 shares of Series D preferred stock to a family trust of Gregory S. Curhan, an executive officer and trustee of the trust, for $6.05 per share.

     . In September 1999, we sold 70,871 shares of Series D preferred stock for $6.05 per share to various investors, including:

            -  23,000 shares to Thomas Unterman, one of our directors;

            -  30,871 shares to E. Stanton McKee, one of our directors; and

            - 17,000 shares to Michael Song, who is affiliated with Eagle New Media Investments, LLC.

Series E Preferred Stock

     . In November and December 1999, we sold 2,518,259 shares of Series E preferred stock for $11.62 per share to various investors, including the following sales to our directors or entities affiliated with our directors:

            - 143,626 shares to Eagle New Media Investments, LLC, which was affiliated with Thomas Unterman, one of our directors;

            - 45,932 shares to Technology Funding Partners V, L.P., which is affiliated with Gregory T. George, one of our directors;

            - 64,544 shares to Walden Media and Information and Technology Fund, L.P. and its affiliates, which are affiliated with Steven
               L. Eskenazi, one of our directors; and

            -  8,605 shares to E. Stanton McKee, one of our directors.

      The following table summarizes the shares of preferred stock purchased by 5% stockholders affiliated with directors, other 5% shareholders of WorldRes.com and persons and entities associated with them in private placement transactions. Each share of each series of preferred stock converts automatically upon closing of the offering into one share of common stock. See "Principal Stockholders."

                                      Series B  Series C    Series D  Series E
Entities Affiliated with Directors    Preferred Preferred   Preferred Preferred
----------------------------------    --------- ---------   --------- ---------
Walden Media and Information and
 Technology Fund, L.P.(1)...........        --   907,998(2)  165,290    64,544
Technology Funding Partners III,
 L.P.(3)............................   295,858   293,882(4)  123,967    45,392
Other 5% Stockholders
---------------------
Eagle New Media Investments,
 LLC(5).............................        --   302,667(6)  826,446   143,626
Sandler Capital IV Partners, L.P....        --   635,601(7)  148,760    86,058
Fayez Sarofim Investment Partnership
 No. 5, L.P.........................   295,858   369,001(8)   82,644   172,117
Scripps Ventures, LLC...............   591,716   133,769(9)       --        --

--------
(1) Includes shares held by Walden EDB Partners, L.P., Walden Japan Partners, L.P., Walden-SBIC, L.P. and Walden Technology Ventures II, L.P.

(2) Includes 97,189 shares of Series C preferred stock issuable upon the exercise of warrants.

(3) Includes shares held by Technology Funding Venture Partners IV, an Aggressive Growth Fund, L.P., Technology Funding Venture Partners V, an Aggressive Growth Fund, L.P. and Technology Funding Partners III, L.P.

(4) Includes 40,505 shares of Series C preferred stock issuable upon the exercise of warrants.

(5) Includes shares held by the Times Mirror Company, which is an affiliate of Eagle New Media Investments, LLC.

(6) Includes 32,397 shares of Series C preferred stock issuable upon the exercise of warrants.

(7) Includes 68,034 shares of Series C preferred stock issuable upon the exercise of warrants.

(8) Includes 48,547 shares of Series C preferred stock issuable upon the exercise of warrants.

(9) Includes 32,418 shares of Series C preferred stock issuable upon the exercise of warrants.

      For descriptions of other transactions between management and us, see executive compensation.

                             PRINCIPAL STOCKHOLDERS

      The following table sets forth information regarding the beneficial ownership of our common stock as of February 29, 2000 and as adjusted to reflect the sale of the common stock offered by WorldRes.com under this prospectus by:

     .  each of our directors and Named Officers;

     .  all directors and executive officers as a group; and

     . each person who is known to us to own beneficially more than 5% of our common stock.

      Except as otherwise noted, the address of each person listed in the table is c/o WorldRes.com, 1510 Fashion Island Boulevard, Suite 100, San Mateo, CA 94404. The table includes all shares of common stock issuable within 60 days of February 29, 2000 upon the exercise of options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. The applicable percentage of ownership for each stockholder is based on 14,107,229 shares of common stock outstanding as of February 29, 2000, together with applicable options for that stockholder. Shares of common stock issuable upon exercise of options and other rights beneficially owned are deemed outstanding for the purpose of computing the percentage ownership of the person holding these options and other rights, but are not deemed outstanding for computing the percentage ownership of any other person.

                                                Shares            Shares
                                             Beneficially      Beneficially
                                            Owned Prior to      Owned After
                                              Offering(1)       Offering(1)
                                           ----------------- -----------------
                                            Number   Percent  Number   Percent
                                           --------- ------- --------- -------
Gregory A. Jones(2).......................   591,390   4.2%    591,390       %
Paul N. Wyatt(3)..........................   170,000   1.2     170,000
Scott Potter..............................    83,139   0.6      83,139
Domenic A. Rinaldi(4).....................   170,000   1.2     170,000
Eric J. Christensen(5)....................   534,667   3.8     534,667
Steven L. Eskenazi(6)..................... 1,137,832   8.1   1,137,832
Gregory T. George(7)...................... 1,043,507   7.4   1,043,507
E. Stanton McKee(8).......................   100,378   0.7     100,378
Thomas Unterman...........................    23,000   0.2      23,000
Walden Media and Information and
 Technology Fund, L.P.(9)
 750 Battery Street, 7th Floor
 San Francisco, CA 94111.................. 1,137,832   8.1   1,137,832
Technology Funding Partners III, L.P.(10)
 2000 Alameda de las Pulgas
 San Mateo, CA 94403...................... 1,043,507   7.4   1,043,507
Eagle New Media Investments, LLC(11)
 220 W. 1st Street, 2nd Floor
 Los Angeles, CA 90053.................... 1,272,739   9.0   1,272,739
Sandler Capital IV Partners, L.P.(12)
 767 5th Avenue
 New York, NY 10153.......................   870,419   6.2     870,419
Fayez Sarofim Investment Partnership No.
 5, L.P. (13)
 Two Houston Center, Suite 2907
 Houston, TX 77010........................   919,620   6.5     919,620
Scripps Ventures, LLC (14)
 200 Madison Avenue
 New York, NY 10016.......................   725,485   5.1     725,485
All directors and executive officers as a
 group (12 persons) (15).................. 4,530,741  32.1   4,530,741

--------
(1) Assumes no exercise of the underwriters' over-allotment option.

(2) Includes options to purchase 347,500 shares and warrants to purchase 14,052 shares. Excludes 100,000 shares held by the Jones Family Revocable Trust of which Mr. Jones is not the trustee.

(3) Includes options to purchase 115,625 shares exercisable within 60 days of February 29, 2000.

(4) Includes options to purchase 127,946 shares exercisable within 60 days of February 29, 2000.

(5) Includes options to purchase 127,500 shares exercisable within 60 days of February 29, 2000.

(6) All shares are held by entities related to Walden Media and Information and Technology Fund, L.P. Mr. Eskenazi is a manager and limited partner of Walden Media and Information and Technology Fund, L.P. and disclaims ownership of such shares in which he has no pecuniary interest. See Note
    (9).

(7) All shares are held by entities related to Technology Funding Partners III, L.P. Mr. George is managing general partner of Technology Funding Partners III, L.P. and disclaims ownership of such shares in which he has no pecuniary interest. See Note (10).

(8) Includes options to purchase 25,767 shares.

(9) Includes 702,374 shares and warrants to purchase 64,794 shares held by Walden Media and Information and Technology Fund, L.P. ("Walden Media"), 34,680 shares and warrants to purchase 3,239 shares held by Walden EDB Partners, L.P., 34,680 shares and warrant to purchase 3,239 shares held by Walden Japan Partners, L.P., 216,856 shares and warrants to purchase 20,734 shares held by Walden-SBIC, L.P. and 52,053 shares and warrants to purchase 5,183 shares held by Walden Technology Ventures II, L.P., which are related to Walden Media. Mr. Eskenazi, a director of WorldRes.com, is a manager and limited partner of the general partnership of Walden Media and disclaims ownership of such shares in which he has no pecuniary interest. See Note
    (6).

(10) Includes 434,392 shares and warrants to purchase 24,305 shares held by Technology Funding Partners III, L.P. ("Technology Funding III"), 268,210 shares and warrants to purchase 16,198 shares held by Technology Fund II Pte Ltd, Singapore, 155,918 shares and warrants to purchase 9,721 shares held by Technology Funding Venture Partners IV, an Aggressive Growth Fund, L.P., 117,127 shares and warrants to purchase 6,479 shares held Technology Funding Venture Partners V, an Aggressive Growth Fund, L.P. and 11,157 shares held by Technology Funding Venture Partners VI, L.L.C., which are related to Technology Funding III. Mr. George, a director of WorldRes.com, is a managing general partner of Technology Funding III, and disclaims ownership of such shares in which he has no pecuniary interest. See Note
     (7).

(11) Includes 970,072 shares held by Eagle New Media Investments, LLC and 302,667 shares held by The Times Mirror Company.

(12) Includes warrants to purchase 68,034 shares.

(13) Includes warrants to purchase 48,547 shares.

(14) Includes warrants to purchase 32,418 shares.

(15) Includes 3,251,513 shares and warrants to purchase shares held by entities affiliated with certain directors as described in Notes (6) and (7) above and 1,279,228 shares issuable pursuant to the exercise of outstanding options and warrants.

                          DESCRIPTION OF CAPITAL STOCK

      Upon the completion of this offering, WorldRes.com will be authorized to issue 50,000,000 shares of common stock, $0.001 par value per share, and 2,000,000 shares of undesignated preferred stock, $0.001 par value per share. All currently outstanding shares of preferred stock will be converted into common stock upon the closing of this offering.

Common Stock

      As of February 29, 2000 there were 14,239,932 shares of common stock outstanding, as adjusted to reflect the conversion of all outstanding shares of Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock, and Series E preferred stock, and the conversion of such shares into common stock held of record by 186 stockholders. Options to purchase 1,898,653 shares of common stock were also outstanding. There will be shares of common stock outstanding (assuming no exercise of the underwriter's over-allotment option or exercise of outstanding options under our stock plans after February 29, 2000) after giving effect to the sale of the shares in this offering.

      The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available for that purpose. See "Dividend Policy." In the event of liquidation, dissolution or winding up of WorldRes.com, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. The outstanding shares of common stock are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

Preferred Stock

      Upon the closing of this offering, all outstanding shares of preferred stock will be converted into shares of common stock and automatically retired. Thereafter, the Board of Directors will have the authority, without further action by the stockholders, to issue up to 2,000,000 shares of preferred stock, $0.001 par value, in one or more series. The Board of Directors will also have the authority to designate the rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series.

      The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of WorldRes.com without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock. As of the closing of the offering, no shares of preferred stock will be outstanding. We currently have no plans to issue any shares of preferred stock.

Warrants

      At February 29, 2000 there were warrants outstanding to purchase an aggregate of 637,840 shares of capital stock. Generally, each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant under certain circumstances, including stock dividends, stock splits, reorganizations, reclassifications, consolidations and certain dilutive issuances of securities at prices below the then existing warrant exercise price.

Registration Rights

      The holders of 9,676,817 shares of common stock (assuming the conversion of all outstanding preferred stock upon completion of this offering) and options and warrants to purchase 520,658 shares of common stock or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between WorldRes.com and the holders of these securities. Subject to limitations in the agreement, the holders of at least 40% of these securities then outstanding may require, on two occasions beginning 180 days after the date of this prospectus, that WorldRes.com use its best efforts to register these securities for public resale if Form S-3 is not available. If WorldRes.com registers any of its common stock either for its own account or for the account of other security holders, the holders of these securities are entitled to include their shares of common stock in that registration, subject to the ability of the underwriters to limit the number of shares included in the offering. The holders of these securities may also require WorldRes.com, not more than twice in any twelve-month period, to register all or a portion of these securities on Form S-3 when the use of that form becomes available to WorldRes.com, provided, among other limitations, that the proposed aggregate selling price, net of any underwriters' discounts or commissions, is at least $1,000,000. WorldRes.com will be responsible for paying all registration expenses, and the holders selling their shares will be responsible for paying all selling expenses.

Delaware Anti-Takeover Law and Charter and Bylaw Provisions

      Provisions of Delaware law and our charter documents could make the acquisition of us and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of WorldRes.com to negotiate with us first. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

      We are subject to the provisions of Section 203 of the Delaware law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless, subject to exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of WorldRes.com without further action by the stockholders.

      Our charter and bylaws, that become effective upon the completion of this offering, provide that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. Our bylaws provide that special meetings of stockholders can be called only by the Board of Directors, the Chairman of the Board, if any, the President and holders of 50% of the votes entitled to be cast at a meeting. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the Board of Directors, the Chairman of the Board, if any, the President or any such 50% holder. Our Bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to business to be brought before a meeting of stockholders. In addition, our charter provides that when we are no longer subject to the provisions of Section 2115 of the California Corporations Code, the board of directors will be divided into three classes, each serving staggered three-year terms. The classification of our board could have the effect of making it more difficult for a third party to acquire control of us, because it would typically take more than a year for our stockholders to elect a majority of our board.

Transfer Agent and Registrar

      The Transfer Agent and Registrar for the common stock is Chase Mellon Shareholder Services, LLC. The Transfer Agent's address and telephone number is 450 West 33rd Street, 10th Floor, New York, NY 10001, (212) 273-8040.

                        SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no market for WorldRes.com common stock. We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will depress the market price for our common stock or our ability to raise capital by offering equity securities. Sales of substantial amounts of common stock, or the perception that these sales could occur, may depress prevailing market prices for the common stock.

      After this offering, approximately         shares of common stock will be
outstanding. All of the shares sold in this offering will be freely tradable, except for any shares purchased by affiliates of WorldRes.com. The remaining shares of common stock outstanding after this offering are "restricted securities" within the meaning of Rule 144 under the Securities Act or are subject to lockup agreements. These remaining shares will be available for sale in the public market as follows:

   Number of Shares Date of Availability
   ---------------- --------------------
                    As of the date of this prospectus
                    180 days after the date of this prospectus, if the sales
                    meet certain restrictions under the federal securities laws
                    At various times thereafter, if the sales meet certain
                    restrictions under the federal securities laws

      FleetBoston Robertson Stephens Inc. may release all or a portion of the shares subject to these lockup agreements at any time without notice. See "Underwriting."

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     .  one percent of the number of shares of common stock then
        outstanding, which will equal approximately         shares
        immediately after this offering; or

     . the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

      Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period for any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

      Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirements, of Rule 144. Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lockup agreements and will only become eligible for sale at the earlier of the expiration of the 180-day lockup agreements or no sooner than 90 days after the offering upon obtaining the prior written consent of FleetBoston Robertson Stephens Inc.

      In addition, we intend to file registration statements on Form S-8 under the Securities Act as promptly as possible after the effective date registering shares of common stock subject to outstanding options or reserved for issuance under our stock plans. As of February 29, 2000, options to purchase a total of 1,898,653 shares were outstanding under our stock plans. The S-8 registration statement will become effective immediately upon filing, at which time subject to the satisfaction of applicable exercisability periods, Rule 144 volume limitations applicable to affiliates and, in certain cases, the agreements with the underwriters referred to above, shares of Common Stock to be issued upon exercise of outstanding options granted pursuant to our stock plans will be available for immediate resale in the open market.

                                  UNDERWRITING

      FleetBoston Robertson Stephens Inc., J.P. Morgan Securities Inc. and Prudential Securities Incorporated are acting as representatives (the "Representatives") of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us, the number of shares of common stock set forth opposite its name below.

                                                                        Number
                               Underwriters                            of Shares
                               ------------                            ---------
     FleetBoston Robertson Stephens Inc...............................
     J.P. Morgan Securities Inc. .....................................
     Prudential Securities Incorporated...............................
                                                                        ------
            Total.....................................................
                                                                        ======

      In the Purchase Agreement, the several underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of common stock being sold pursuant to each such agreement if any of the shares of common stock being sold pursuant to such agreement are purchased. In the event of a default by an underwriter, the Purchase Agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the Purchase Agreement may be terminated.

      The Representatives have advised us that the underwriters propose initially to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to certain dealers at such price less a concession not in excess of $
per share of common stock. The underwriters may allow, and such dealers may re-
allow, a discount not in excess of $            per share of common stock to
certain other dealers. After the initial public offering, the public offering price, concession and discount may change.

      At our request, the underwriters have reserved for sale at the initial
public offering price up to         shares of Common Stock offered hereby for
certain individuals who have expressed an interest in purchasing such shares of Common Stock in this offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

      We have granted options to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise these options solely to cover over-allotments, if any, made on the sale of the common stock offered hereby. To the extent that the underwriters exercise these options, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of common stock proportionate to such underwriters initial amount reflected in the foregoing table.

      The following table shows the per share and total public offering price, underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment options.

                                           Per Share Without Option With Option
                                           --------- -------------- -----------
     Public Offering Price................ $           $             $
     Underwriting Discount................ $           $             $
     Proceeds, before expenses, to us..... $           $             $

      The expenses of the offerings (exclusive of the underwriting discount and
commissions) are estimated at $            and are payable by us.

      Prudential Securities Incorporated facilitates the marketing of new issues online through its PrudentialSecurities.com division. Clients of Prudential AdvisorSM, a full service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors.

      The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

      We and our executive officers, directors and certain stockholders
beneficially owning in the aggregate [           ] shares of common stock have
agreed, subject to certain exceptions, not to directly or indirectly (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of common stock or securities convertible into or exchangeable or exercisable for or repayable with common stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing; (2) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the common stock whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise; or (3) make any demand for, or exercise any right with respect to, the registration of any share of common stock or any securities convertible into or exchangeable for common stock, without the prior written consent of FleetBoston Robertson Stevens Inc. on behalf of the underwriters for a period of 180 days after the date of this prospectus. FleetBoston Robertson Stevens Inc. may give its consent to do any of these things, and may release all or a portion of the shares subject to these lockup agreements, at any time without notice.

      Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the Representatives. The factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, are expected to be price-revenue and discounted price-earnings ratios of publicly traded companies that the Representatives believe to be comparable to us, certain of our financial information, the history of, and the prospects for, us and the industry in which we compete, and an assessment of our management, our past and present operations, the prospects for, and timing of, our future revenues, and the present state of our development. There can be no assurance that an active trading market will develop for the common stock or that the common stock will trade in the public market subsequent to this offering at or above the initial public offering price.

      The underwriters do not expect sales of the common stock to be made to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares being offered hereby.

      The underwriters do not intend to confirm sales of the common stock offered hereby to any accounts over which they exercise discretionary authority.

      We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of this offering.

      Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase the common stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

      If the underwriters create a short position in the common stock in connection with the offering contemplated hereby, i.e., if they sell more shares of common stock than are set forth on the cover page of this prospectus, the Representatives may reduce that short position by purchasing common stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment options described above.

      The Representatives may also impose a penalty bid on certain underwriters and selling group members. This means that if the Representatives purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the common stock to the extent that it discourages resales of the common stock.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued.

      Entities affiliated with FleetBoston Robertson Stephens Inc. purchased an aggregate of 99,751 shares and warrants to purchase 7,043 shares preferred stock of WorldRes.com, on the same terms as other investors in private placements by WorldRes.com. In addition, FleetBoston Robertson Stephens Inc. received from us a fee of approximately $600,000 for acting as placement agent in connection with the private placement of our Series E preferred stock.

                                 LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon for WorldRes.com by Orrick, Herrington & Sutcliffe LLP, San Francisco, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher and Flom LLP, Palo Alto, California.

                                    EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at September 30, 1998 and 1999, and for each of the three years ended September 30, 1999, as detailed in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

      The financial statements of Goldreyer Incorporated included in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said report, which includes an explanatory paragraph with respect to the uncertainty regarding Goldreyer Incorporated's ability to continue as a going concern as discussed in Note 1 to the financial statements.

                    ADDITIONAL INFORMATION AVAILABLE TO YOU

      WorldRes.com has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules. For further information with respect to WorldRes.com and the common stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules. Statements made in this prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement and the exhibits and schedules may be inspected without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the Registration Statement may be obtained from the SEC's offices upon payment of fees prescribed by the SEC. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                  WORLDRES.COM

                       Consolidated Financial Information

                                                                           Page
                                                                           ----
Report of Ernst & Young LLP, Independent Auditors........................   F-2

Consolidated Balance Sheets at September 30, 1998 and 1999, and December
 31, 1999................................................................   F-3

Consolidated Statements of Operations for the years ended September 30,
 1997, 1998, 1999, and three months ended December 31, 1998 and 1999.....   F-4

Consolidated Statement of Shareholders' Equity for the years ended
 September 30, 1996, 1997, 1998, 1999, and three months ended December
 31, 1999................................................................   F-5

Consolidated Statements of Cash Flows for the years ended September 30,
 1997, 1998, 1999, and three months ended December 31, 1998 and 1999.....   F-6

Notes to Consolidated Financial Statements...............................   F-7


   Unaudited Pro Forma Condensed Combined Consolidated Financial Information

Unaudited Pro Forma Condensed Combined Consolidated Statement of
 Operations for the year ended September 30, 1999........................  F-21


                             GOLDREYER INCORPORATED
                          (d.b.a. BedandBreakfast.com)

                         Audited Financial Information

Report of Independent Public Accountants.................................  F-23

Balance Sheets at December 31, 1997 and 1998.............................  F-24

Statements of Operations for the years ended December 31, 1996, 1997, and
 1998....................................................................  F-25

Statement of Stockholders' Equity (Net Capital Deficiency) for the years ended December 31, 1996, 1997, and 1998.................................  F-26

Statements of Cash Flows for the years ended December 31, 1996, 1997, and
 1998....................................................................  F-27

Notes to Financial Statements............................................  F-28


                    Unaudited Interim Financial Information

Unaudited Condensed Statements of Operations for the periods from January
 1 to August 10, 1998 and 1999...........................................  F-34

Unaudited Statements of Cash Flows for the periods from January 1 to
 August 10, 1998 and 1999................................................  F-35

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
WorldRes.com

We have audited the accompanying consolidated balance sheets of WorldRes.com as of September 30, 1998 and 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WorldRes.com at September 30, 1998 and 1999, and the results of its operations and its cash flows for each of the three years ended September 30, 1999, in conformity with accounting principles generally accepted in the United States.

                                                           /s/ Ernst & Young LLP

Palo Alto, California
October 15, 1999,
except for the paragraphs under the caption "Convertible Preferred Stock" in
Note 6, as to which the date is
December 17, 1999

                                  WORLDRES.COM

                          CONSOLIDATED BALANCE SHEETS
                (In thousands, except share and per share data)

                                                                    Pro Forma
                                                                  Shareholders'
                                   September 30,     December 31,   Equity at
                                 ------------------  ------------ December 31,
                                   1998      1999        1999         1999
                                 --------  --------  ------------ -------------
                                                      (Unaudited)  (Unaudited)
                                   ASSETS
Current assets:
  Cash and cash equivalents..... $  4,873  $  4,510    $ 24,242
  Accounts receivable, net of
   allowance for doubtful
   accounts of $17 and $58 at
   September 30, 1998 and 1999,
   and $64 at December 31,
   1999.........................      142       562         548
  Prepaid expenses and other
   current assets...............      205       700       1,863
                                 --------  --------    --------
    Total current assets........    5,220     5,772      26,653
Property and equipment, net.....      954     2,335       3,871
Intangible assets...............      --      5,283       5,041
Other assets....................       43       876         807
                                 --------  --------    --------
                                 $  6,217  $ 14,266    $ 36,372
                                 ========  ========    ========

                    LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.............. $    227  $    470    $  1,851
  Accrued liabilities...........      252     2,060       2,168
  Deferred revenue..............      --        175         227
  Current portion of capital
   lease obligations............      324       460         468
                                 --------  --------    --------
    Total current liabilities...      803     3,165       4,714
Capital lease obligations and
 other long term liabilities....      505       690         642
Commitments
Shareholders' equity:
  Preferred stock: $0.001 par
   value; none authorized at
   September 30, 1998 and 1999,
   and December 31, 1999
   (2,000,000 shares pro forma);
   none issued and outstanding
   at September 30, 1998 and
   1999, December 31, 1999 and
   pro forma....................       --        --          --           --
  Convertible preferred stock:
   $0.001 par value, issuable in
   series, 10,882,024,
   12,852,624 and 16,011,922
   shares authorized at
   September 30, 1998, 1999 and
   December 31, 1999 (none pro
   forma); 5,033,319, 7,157,839
   and 9,676,098 shares issued
   and outstanding at September
   30, 1998, 1999 and December
   31, 1999 (none pro forma);
   aggregate liquidation
   preference of $17,206,
   $29,953 and $59,215 at
   September 30, 1998, 1999 and
   December 31, 1999 (none pro
   forma).......................        5         7          10           --
  Common stock: $0.001 par
   value; 24,000,000, 25,000,000
   and 25,000,000 shares
   authorized at September 30,
   1998, 1999 and December 31,
   1999 (50,000,000 pro forma);
   775,567, 3,131,301 and
   3,162,956 shares issued and
   outstanding at September 30,
   1998, 1999 and December 31,
   1999 (14,214,193 pro forma)..        1         3           3           14
  Additional paid-in capital....   17,196    42,121      71,459       71,458
  Notes receivable from
   officers.....................       --    (1,862)     (1,862)      (1,862)
  Deferred stock compensation...       --    (4,111)     (3,677)      (3,677)
  Accumulated deficit...........  (12,293)  (25,747)    (34,917)     (34,917)
                                 --------  --------    --------     --------
    Total shareholders' equity..    4,909    10,411      31,016       31,016
                                 --------  --------    --------     --------
                                 $  6,217  $ 14,266    $ 36,372     $ 36,372
                                 ========  ========    ========     ========

                            See accompanying notes.

                                  WORLDRES.COM

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                                 Fiscal Years Ended       Three Months Ended
                                   September 30,             December 31,
                              --------------------------  --------------------
                               1997     1998      1999      1998       1999
                              -------  -------  --------  ---------  ---------
                                                              (Unaudited)
Net revenue:
  Reservation................ $    71  $   294  $  1,322  $     151  $     479
  Other......................      --      162       406        105        179
                              -------  -------  --------  ---------  ---------
    Total net revenue........      71      456     1,728        256        658
                              -------  -------  --------  ---------  ---------
Cost of revenue:
  Reservation................       4       30       191         15         65
  Other......................      --       28        41         15         27
                              -------  -------  --------  ---------  ---------
    Total cost of revenue....       4       58       232         30         92
                              -------  -------  --------  ---------  ---------
Gross profit.................      67      398     1,496        226        566
Operating expenses:
  Technology and
   development...............   1,123    1,531     3,178        667      2,005
  Sales and marketing........   2,461    3,948     8,588      1,322      5,511
  General and
   administrative............     766    1,150     2,204        317        876
  Deferred stock compensation
   and warrant expense.......      --       --       742         15        762
  Amortization of intangible
   assets....................      --       --       386         --        694
                              -------  -------  --------  ---------  ---------
Total operating expenses.....   4,350    6,629    15,098      2,321      9,848
                              -------  -------  --------  ---------  ---------
Loss from operations.........  (4,283)  (6,231)  (13,602)    (2,095)    (9,282)
Interest and other income,
 net.........................      28      236       268         50        152
Interest expense.............     (95)    (152)     (155)       (30)       (40)
                              -------  -------  --------  ---------  ---------
Net loss..................... $(4,350) $(6,147) $(13,489)    (2,075) $  (9,170)
                              =======  =======  ========  =========  =========
Basic and diluted net loss
 per share................... $(10.77) $(10.80) $ (18.03) $   (3.12) $   (4.31)
                              =======  =======  ========  =========  =========
Shares used in computing
 basic and diluted net loss
 per share...................     404      569       748        666      2,128
                              =======  =======  ========  =========  =========
Pro forma basic and diluted
 net loss per share
 (unaudited).................                   $  (1.96)            $   (0.80)
                                                ========             =========
Shares used in computing pro
 forma basic and diluted net
 loss per share (unaudited)..                      6,865                11,427
                                                ========             =========

      Technology and development expenses exclude $155,000 in the year ended September 30, 1999, and $103,000 in the three months ended December 31, 1999, relating to and therefore included in deferred stock compensation and warrant expense.

      Sales and marketing expenses exclude $292,000 in the year ended September 30, 1999, and $228,000 in the three months ended December 31, 1999, relating to and therefore included in deferred stock compensation and warrant expense.

      General and administrative expenses exclude $295,000 in the year ended September 30, 1999, and $15,000 and $431,000 in the three months ended December 31, 1998 and 1999, relating to and therefore included in deferred stock compensation and warrant expense.

                            See accompanying notes.

                                  WORLDRES.COM

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                       (In thousands, except share data)

                            Convertible                                  Notes
                          Preferred Stock    Common Stock   Additional Receivable   Deferred                   Total
                          ---------------- ----------------  Paid-In      from       Stock     Accumulated Shareholders'
                           Shares   Amount  Shares   Amount  Capital    Officers  Compensation   Deficit      Equity
                          --------- ------ --------- ------ ---------- ---------- ------------ ----------- -------------
Balance at September 30,
 1996...................    437,199  $ 1     704,000  $ 1    $   696         --          --     $ (1,796)     $(1,098)
Issuance of common stock
 to employees upon
 exercise of stock
 options................         --   --      58,144   --         18         --          --           --           18
Issuance of Series B
 convertible preferred
 stock, net of issuance
 costs..................  1,422,481    1          --   --      4,759         --          --           --        4,760
Net loss................         --   --          --   --         --         --          --       (4,350)      (4,350)
                          ---------  ---   ---------  ---    -------    -------     -------     --------      -------
Balance at September 30,
 1997...................  1,859,680    2     762,144    1      5,473         --          --       (6,146)        (670)
Issuance of common stock
 to employees upon
 exercise of stock
 options................         --   --      13,423   --          2         --          --           --            2
Issuance of Series C
 convertible preferred
 stock, net of issuance
 costs..................  3,173,639    3          --   --     11,718         --          --           --       11,721
Issuance of warrants....         --   --          --   --          3         --                       --            3
Net loss................         --   --          --   --         --         --          --       (6,147)      (6,147)
                          ---------  ---   ---------  ---    -------    -------     -------     --------      -------
Balance at September 30,
 1998...................  5,033,319    5     775,567    1     17,196         --          --      (12,293)       4,909
Issuance of common stock
 to employees upon
 exercise of stock
 options................         --   --     893,628    1      2,006    $(1,862)         --           --          145
Issuance of Series C
 convertible preferred
 stock, net of issuance
 costs..................     35,726   --          --   --        132         --          --           --          132
Issuance of Series C
 convertible preferred
 stock upon exercise of
 warrants...............      9,455   --          --   --         39         --          --           --           39
Issuance of Series D
 convertible preferred
 stock, net of issuance
 costs..................  2,079,339    2          --   --     12,553         --          --           --       12,555
Issuance of common stock
 in exchange for
 BedandBreakfast.com's
 common stock...........         --   --   1,462,106    1      7,821         --     $(2,479)          --        5,343
Deferred stock
 compensation related to
 grant of stock
 options................         --   --          --   --      2,374         --      (2,374)          --           --
Amortization of deferred
 stock compensation.....         --   --          --   --         --         --         742           --          742
Currency translation
 adjustment.............         --   --          --   --         --         --          --           35           35
Net loss................         --   --          --   --         --         --          --      (13,489)     (13,489)
                          ---------  ---   ---------  ---    -------    -------     -------     --------      -------
Balance at September 30,
 1999...................  7,157,839    7   3,131,301    3     42,121     (1,862)     (4,111)     (25,747)      10,411
Issuance of common stock
 to employees upon
 exercise of stock
 options (unaudited)....         --   --      16,295   --         31         --          --           --           31
Issuance of Series E
 convertible preferred
 stock, net of issuance
 costs..................  2,518,259    3          --   --     28,717         --          --           --       28,720
Issuance of common stock
 in exchange for
 Munsenware common stock
 (unaudited)............         --   --      15,000   --        114         --          --           --          114
Deferred stock
 compensation related to
 grant of stock options
 (unaudited)............         --   --          --   --        309         --        (309)          --           --
Issuance of warrants for
 services (unaudited)...         --   --          --   --        167         --          --           --          167
Amortization of deferred
 stock compensation
 (unaudited)............         --   --          --   --         --         --         743           --          743
Net loss (unaudited)....                                                                          (9,170)      (9,170)
                          ---------  ---   ---------  ---    -------    -------     -------     --------      -------
Balance at December 31,
 1999 (unaudited) ......  9,676,098  $10   3,162,596  $ 3    $71,459    $(1,862)    $(3,677)    $(34,917)     $31,016
                          =========  ===   =========  ===    =======    =======     =======     ========      =======

                            See accompanying notes.

                                  WORLDRES.COM

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                  Fiscal Years Ended       Three Months Ended
                                    September 30,             December 31,
                               --------------------------  --------------------
                                1997     1998      1999      1998       1999
                               -------  -------  --------  ---------  ---------
                                                               (Unaudited)
Operating activities
Net loss.....................  $(4,350) $(6,147) $(13,489)   $(2,075) $  (9,170)
Adjustments to reconcile net
 loss to net cash used in
 operating activities:
  Depreciation and
   amortization..............      129      259       636        117        357
  Deferred stock compensation
   and warrant expense.......       --       --       742         15        762
  Amortization of intangible
   assets....................       --       --       386         --        694
  Changes in operating assets
   and liabilities:
    Accounts receivable......       (7)    (132)     (388)      (104)        14
    Prepaid expenses and
     other current assets....       (2)    (163)     (463)        81     (1,015)
    Other assets.............       --      (17)     (833)        (1)        69
    Accounts payable.........      151      (63)       40        (18)     1,381
    Accrued liabilities......       76       33     1,719        249        108
    Deferred revenue.........       --       --       (32)        --         52
                               -------  -------  --------  ---------  ---------
Net cash used in operating
 activities..................   (4,003)  (6,230)  (11,682)    (1,736)    (6,748)
                               -------  -------  --------  ---------  ---------
Investing activities
Purchases of property and
 equipment...................      (14)    (225)   (1,466)       (35)    (1,893)
Payment for purchase of
 Munsenware..................       --       --        --         --       (300)
                               -------  -------  --------  ---------  ---------
Net cash used in investing
 activities..................      (14)    (225)   (1,466)       (35)    (2,193)
                               -------  -------  --------  ---------  ---------
Financing activities
Proceeds from issuance of
 convertible preferred stock,
 net.........................    3,952   10,598    12,725         --     28,720
Proceeds from issuance of
 common stock................       18        2       146          2         31
Proceeds from issuance of
 note payable to bank, net...      300       --        --         --         --
Repayment of note payable to
 bank........................       --     (500)       --         --         --
Proceeds from issuance of
 note payable to officer.....      200       --        --         --         --
Repayment of note payable to
 officer.....................     (275)      --        --         --         --
Proceeds from issuance of
 convertible debt............      100    1,123        --         --         --
Proceeds from issuance of
 warrants....................       --        3        --         --         --
Principal payments under
 capital lease obligations...      (62)    (202)      (86)       (90)       (78)
                               -------  -------  --------  ---------  ---------
Cash provided by financing
 activities..................    4,233   11,024    12,785        (88)    28,673
                               -------  -------  --------  ---------  ---------
Net increase (decrease) in
 cash and cash equivalents...      216    4,569      (363)    (1,859)    19,732
Cash and cash equivalents at
 beginning of period.........       88      304     4,873      4,873      4,510
                               -------  -------  --------  ---------  ---------
Cash and cash equivalents at
 end of period...............  $   304  $ 4,873  $  4,510  $   3,014  $  24,242
                               =======  =======  ========  =========  =========
Supplemental disclosure of
 cash flow information
Cash paid for interest.......  $   110  $   152  $    153  $      27  $      39
                               =======  =======  ========  =========  =========
Supplemental disclosure of
 noncash transactions
Conversion of debt to
 convertible preferred
 stock.......................  $   808  $ 1,123  $     --  $      --  $      --
                               =======  =======  ========  =========  =========
Equipment acquired under
 capital lease arrangements..  $   263  $   590  $    408  $      --  $      --
                               =======  =======  ========  =========  =========
Deferred stock compensation..  $    --  $    --  $  2,374  $      --  $     309
                               =======  =======  ========  =========  =========
Issuance of common stock in
 exchange for
 BedandBreakfast.com's common
 stock.......................  $    --  $    --  $  5,343  $      --  $      --
                               =======  =======  ========  =========  =========

                            See accompanying notes.

                                  WORLDRES.COM

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (Information as of December 31, 1999 and for the three months ended December
                        31, 1999 and 1998 are unaudited)

1. Organization and Summary of Significant Accounting Policies

Description of Business

      WorldRes.com ("WorldRes" or the "Company"), formerly WorldRes, Inc., was incorporated in California in July 1995. WorldRes provides a leading business-to-business e-commerce solution for online marketing and reservations to the highly fragmented global hotel industry. WorldRes' Internet-based reservation system connects hotels to travel web sites creating an e-commerce network. This network enables these web sites to provide travelers with the ability to collect information and make real-time, confirmed hotel reservations online.

      WorldRes has incurred operating losses from inception to date. WorldRes had an accumulated deficit of $25.7 million at September 30, 1999, and $34.9 million at December 31, 1999. WorldRes' activities have been primarily financed with the net proceeds from private placements of equity securities, such as a $28.7 million Series E preferred stock issuance discussed in Note 6, as well as capital equipment lease financing. WorldRes anticipates the need to raise additional capital through the issuance of debt or equity securities. Such financing may not be available on terms satisfactory to WorldRes, if at all.

Interim Financial Information

      The financial information as of December 31, 1999 and for the three months ended December 31, 1998 and 1999 are unaudited but include all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results for the three months ended December 31, 1999 are not necessarily indicative of results to be expected for the entire year.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Principles of Consolidation

      The consolidated financial statements include the accounts of WorldRes and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Foreign Currency Translation

      WorldRes translates the assets and liabilities of its foreign subsidiaries stated in local functional currencies to U.S. dollars at the rates of exchange in effect at the end of the period. Revenues and expenses are translated using rates of exchange in effect during the period. Gains and losses from currency translation are included in shareholders' equity. Currency transaction gains or losses are recognized in current operations and have not been significant to its operating results in any period.

Cash and Cash Equivalents

      WorldRes considers all highly liquid investment securities with maturities from date of purchase of three months or less to be cash equivalents.

                                  WORLDRES.COM

  (Information as of December 31, 1999 and for the three months ended December
                        31, 1999 and 1998 are unaudited)


Concentrations

      Financial instruments that potentially subject WorldRes to concentrations of credit risk consist principally of investments in debt securities and accounts receivable. WorldRes is exposed to credit risks in the event of default by the financial institutions or issuers of investments to the extent recorded on the balance sheet. WorldRes generally does not require collateral from its customers. WorldRes maintains an allowance for potential credit losses and such losses have been within management's expectations. No allowance for doubtful debts was deemed necessary during fiscal 1997. There were no write-offs of uncollectible accounts during fiscal 1997. During fiscal 1998, 1999, and the quarter ended December 31, 1999, WorldRes increased its allowance for doubtful accounts by $31,000, $177,000 and $8,000, respectively and write-offs of uncollectible accounts totaled $14,000, $136,000 and $1,000, respectively.

      No individual customer accounted for greater than 10% of the total revenues during fiscal 1997, 1998, 1999, or during the three months ended December 31, 1998 or 1999.

Fair Value of Financial Instruments

      The fair value of short-term and long-term capital lease obligations is estimated based on current interest rates available to WorldRes for debt instruments with similar terms, degrees of risk, and remaining maturities. The carrying values of these obligations approximate their respective fair values.

Property and Equipment

      Property and equipment, including equipment leased under capital leases, are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the lesser of the estimated useful life, generally three years, or the lease term of respective assets.

Development Costs

      Since October 1, 1999, WorldRes has accounted for internal use software costs, including web site development costs, in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). In accordance with SOP 98-1, WorldRes capitalizes its costs to develop software for its web site and other internal uses when preliminary development efforts are successfully completed and management has authorized and committed project funding and it is probable that the project will be completed and the software will be used as intended. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed. Costs incurred for upgrades and enhancements that are probable to result in additional functionality are capitalized. All capitalized costs are amortized to expense over their expected useful lives. Costs required to be capitalized under SOP 98-1 have been insignificant to date and were expensed. Prior to the adoption of SOP 98-1, costs incurred by WorldRes to develop, enhance, manage, monitor and operate its web site were expensed as incurred.

Goodwill and Purchased Intangible Assets

      Goodwill represents the excess of the purchase price over the estimated fair market value of tangible and intangible net assets acquired in a business combination. Goodwill and other purchased intangible assets related to the acquisition of Goldreyer Incorporated (doing business as BedandBreakfast.com) are amortized on a straight-line basis over their estimated useful lives of 24 to 30 months.

                                  WORLDRES.COM

  (Information as of December 31, 1999 and for the three months ended December
                        31, 1999 and 1998 are unaudited)


Long-Lived Assets

      WorldRes reviews for the impairment of long-lived assets and certain identifiable intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from use of the asset and its eventual disposition is less than its carrying amount. No such impairment losses have been identified by WorldRes to date.

Revenue Recognition

      Reservation revenue consists of commissions WorldRes charges hotels for reservations made at their properties using WorldRes' network. Reservation revenue is recognized at the scheduled check-out date of a hotel guest's stay, net of a provision for estimated cancellations. Such provisions were not material during all the periods presented. Cost of reservation revenue consists of commissions that WorldRes pays to certain travel web site partners, and certain payroll, software and hardware costs associated with processing reservations.

      Prior to June 30, 1999 other revenue primarily consisted of implementation fees for designing and developing seamless Internet-based links into our reservation network for the hotels and travel web sites. These fees are recognized ratably over the period during which a hotel or travel web site partner agrees to use the reservation network. For the quarter ended December 31, 1999, other revenue primarily consisted of membership dues paid by hotels for listing on the BedandBreakfast.com web site. Membership revenue is recognized ratably over the membership term, generally one year. Other revenue also includes advertising revenue on the BedandBreakfast.com's web site, which is recognized as earned on the basis of impressions delivered to advertisers. In the future WorldRes expects other revenue to include other types of fees derived from new service offerings.

Advertising Expenses

      Advertising expenses are expensed as incurred and are included in marketing and sales expenses. Advertising expenses for fiscal 1997, 1998 and 1999, were approximately $133,000, $388,000, and $1,193,000.

Technology and Development

      Technology and development expenses consist principally of payroll and related expenses for designing and implementing the reservation system, developing applications and improving the technology infrastructure and database. To date, all such costs have been expensed as incurred.

Stock-Based Compensation

      WorldRes accounts for its stock options and equity awards in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and has elected to follow the "disclosure only" alternative prescribed by the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123").

Net Loss Per Share

      Basic and diluted net loss per share are presented in conformity with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"). Pursuant to SEC Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued for nominal consideration, prior to the anticipated effective date of the initial public offering, are included in the

                                  WORLDRES.COM

  (Information as of December 31, 1999 and for the three months ended December
                        31, 1999 and 1998 are unaudited)

calculation of basic and diluted net loss per share as if they had been outstanding for all periods presented. To date, WorldRes has not had any issuances or grants for nominal consideration.

      In accordance with FAS 128, basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period less shares subject to repurchase. Pro forma basic and diluted net loss per share as presented in the statement of operations has been computed as described above and also gives effect, under Securities and Exchange Commission guidance, to the conversion of the convertible preferred stock that will automatically convert upon completion of WorldRes' proposed initial public offering (using the if-converted method) from the later of the beginning of the period presented or original date of issuance.

      The following table presents the calculation of basic and diluted and pro forma basic and diluted net loss per share (in thousands, except per share data):

                                                               Three Months
                                                              Ended December
                         Fiscal Years Ended September 30,           31,
                         -----------------------------------  ----------------
                            1997        1998        1999       1998     1999
                         ----------  ----------  -----------  -------  -------
Net loss................ $   (4,350) $   (6,147) $   (13,489) $(2,075) $(9,170)
                         ==========  ==========  ===========  =======  =======
Basic and diluted:
  Weighted-average
   shares of common
   stock outstanding....        728         766        1,059      783    3,158
  Less weighted-average
   shares subject to
   repurchase...........       (324)       (197)        (311)    (117)  (1,030)
                         ----------  ----------  -----------  -------  -------
  Weighted-average
   shares used in
   computing basic and
   diluted net loss per
   share................        404         569          748      666    2,128
                         ==========  ==========  ===========  =======  =======
  Basic and diluted net
   loss per share....... $   (10.77) $   (10.80) $    (18.03) $ (3.12) $ (4.31)
                         ==========  ==========  ===========  =======  =======
Pro forma:
  Net loss..............                         $   (13,489)          $(9,170)
  Shares used above.....                                 748             2,128
  Pro forma adjustment
   to reflect weighted
   effect of assumed
   conversion of
   convertible preferred
   stock (unaudited)....                               6,117             9,299
                                                 -----------           -------
  Shares used in
   computing pro forma
   basic and diluted net
   loss per share
   (unaudited)..........                               6,865            11,427
                                                 ===========           =======
  Pro forma basic and
   diluted net loss per
   share (unaudited)....                         $     (1.96)          $ (0.80)
                                                 ===========           =======

      WorldRes has excluded all convertible preferred stock, warrants for convertible preferred stock, outstanding stock options, and shares subject to repurchase from the calculation of diluted loss per common share because all such securities are antidilutive for all periods presented. The total numbers of securities excluded from the calculations of diluted net loss per share were 2,554,359 for fiscal 1997, 6,642,187 for fiscal 1998, 10,564,608 for fiscal
1999, 6,905,515 for the three months ended December 31, 1998 and 14,657,766 for the three months ended December 31, 1999. Such securities, had they been dilutive, would have been included in the computations of diluted net loss per share using the treasury stock method.

                                  WORLDRES.COM

  (Information as of December 31, 1999 and for the three months ended December
                        31, 1999 and 1998 are unaudited)


Unaudited Pro Forma Shareholders' Equity

      If the offering contemplated by this prospectus is consummated under the current terms, all of the convertible preferred stock outstanding will automatically be converted into 11,051,237 shares of common stock. Unaudited pro forma shareholders' equity at December 31, 1999, as adjusted for the assumed conversion of convertible preferred shares based on the shares of convertible preferred stock outstanding at December 31, 1999, is disclosed on the balance sheet.

Comprehensive Income

      Effective October 1, 1998, WorldRes adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). WorldRes has no material components of other comprehensive income and accordingly the comprehensive loss is materially the same as net loss for all periods presented.

Segment Information

      Effective October 1, 1998, WorldRes adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("FAS 131"). FAS 131 changes the way companies report financial and descriptive information about reportable operating segments in annual financial statements and interim financial reports issued to shareholders. WorldRes has been organized solely in one segment of providing an online marketing and reservation solution for the global hotel industry. Therefore, there was no impact to WorldRes' financial statements upon adoption of FAS 131. The overseas revenues, operations, and assets of WorldRes were immaterial in all periods presented.

Recently Issued Accounting Standards

      In March 2000, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-2, Accounting for Website Development Costs, (the "Issue") which addresses how an entity should account for costs incurred to develop a web site. The EITF developed a model that would account for specific web site development costs based on the nature of each cost. The Issue is effective prospectively for all costs incurred for quarters beginning after June 30, 2000, although early adoption is encouraged. Companies also have the option of adopting by cumulative catch-up adjustment. When adopted the Issue is not expected to have a significant impact on the results of operations or financial condition.

      In December 1999, the staff of the Securities and Exchange Commission released Staff Accounting Bulletin (SAB) 101, "Revenue Recognition" to provide guidance on the recognition, presentation and disclosure of revenues in financial statements. WorldRes' believes its revenue recognition practices are in conformity with SAB No. 101.

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Financial Instruments and for Hedging Activities" ("FAS 133") which provides comprehensive and consistent standards for the recognition and measurement of derivatives and hedging activities. In June 1999, Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Financial Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133" ("FAS 137") was issued. As a result, WorldRes is required to adopt FAS 133 in fiscal 2001. When adopted, FAS 133 is not anticipated to have an impact on the results of operations or financial condition because WorldRes currently does not hold any derivative financial instruments and does not expect to engage in hedging activities in the near future.

                                  WORLDRES.COM

  (Information as of December 31, 1999 and for the three months ended December
                        31, 1999 and 1998 are unaudited)


2. Property and Equipment, Net

      Property and equipment consist of the following:

                                                   September 30,
                                                   ---------------  December 31,
                                                    1998    1999        1999
                                                   ------  -------  ------------
                                                         (In thousands)
     Computer equipment and software.............  $1,327  $ 3,065    $ 4,574
     Furniture and fixtures......................      55      300        684
                                                   ------  -------    -------
                                                    1,382    3,365      5,258
     Accumulated depreciation and amortization...    (428)  (1,030)    (1,387)
                                                   ------  -------    -------
     Property and equipment, net.................  $  954  $ 2,335    $ 3,871
                                                   ======  =======    =======

      Equipment with an aggregate cost of approximately $1.1 million $1.9 million and $1.9 million and accumulated amortization of approximately $387,000, $807,000 and $940,000 on hand at September 30, 1998, 1999 and
December 31, 1999, respectively, is subject to capital lease arrangements. WorldRes has the option to purchase the assets under these leases at the conclusion of the lease term at a specified price.

3. Acquisition of BedandBreakfast.com

      Effective August 10, 1999, WorldRes acquired BedandBreakfast.com, which designs, develops, and markets online databases of bed-and-breakfast inns, primarily in the United States and Canada. The acquisition was accounted for as a purchase and, accordingly, the results of operations of BedandBreakfast.com have been included in the consolidated financial statements since the date of acquisition.

      WorldRes issued 1,462,106 shares of common stock with an estimated fair value, based on independent appraisal, of $7.8 million. WorldRes also assumed net liabilities of approximately $400,000 and incurred other acquisition related expenses of approximately $100,000 million, consisting primarily of legal and other professional fees. Of these amounts, $5.7 million was accounted for as a purchase and allocated to intangible assets, which will be amortized over their estimated useful lives of 24 to 30 months. The remaining $2.6 million was allocated to deferred stock compensation as this consideration is contingent upon continued employment of certain shareholders of BedandBreakfast.com with WorldRes for four years. This deferred stock compensation is being amortized over four years using a graded vesting method.

      Intangible assets arising from the acquisition at September 30, 1999 are summarized as follows (in thousands):

     Goodwill........................................................... $1,664
     Customer base......................................................  3,336
     Other..............................................................    669
                                                                         ------
                                                                          5,669
     Less accumulated amortization......................................   (386)
                                                                         ------
                                                                         $5,283
                                                                         ======

                                  WORLDRES.COM

  (Information as of December 31, 1999 and for the three months ended December
                        31, 1999 and 1998 are unaudited)


      The following table presents unaudited pro forma results assuming WorldRes had merged with BedandBreakfast.com at the beginning of fiscal 1998. These unaudited pro forma results have been prepared for illustrative purposes only and are not necessarily indicative of the operating results that would have resulted had the combination occurred on October 1, 1997, or of future results of operations of the consolidated entities (in thousands, except per share data):

                                                              Fiscal Years
                                                             Ended September
                                                                   30,
                                                            ------------------
                                                              1998      1999
                                                            --------  --------
     Revenue............................................... $    594  $  2,042
     Net loss.............................................. $(12,369) $(18,251)
     Basic and diluted net loss per share.................. $  (5.55) $  (7.88)

4. Notes Receivable from Officers

      As of September 30, 1999 and December 31, 1999 WorldRes had outstanding notes receivable under full recourse terms from certain officers in the amount of $1.9 million, for the issuance of 566,578 shares of common stock upon exercise of the officer's stock options. These shares are subject to repurchase. The right to repurchase the shares generally lapses over a period of four years. As of September 30, 1999 503,280 shares were subject to repurchase. Interest on notes receivable accrues at the rate of 5.89% per annum. The entire principal balance, together with all accrued interest, becomes due and payable during September 2003.

5. Commitments

      WorldRes leases its facilities under an operating lease agreement. Total rent expense was approximately $200,000, $466,000, $489,000 and $370,000 in fiscal 1997, 1998, 1999, and the three months ended December 31, 1999, respectively.

      Future minimum lease payments under operating and noncancelable capital leases at September 30, 1999 are as follows:

                                                              Operating Capital
                                                               Leases   Leases
                                                              --------- -------
                                                               (In thousands)
     Year ending September 30,
       2000..................................................  $ 1,841  $  635
       2001..................................................    1,832     516
       2002..................................................    1,887     239
       2003..................................................    1,943     --
       2004..................................................    1,998     --
       Thereafter............................................    1,703     --
                                                               -------  ------
         Total minimum payments required.....................  $11,204   1,390
                                                               =======  ------
     Less: amount representing interest......................             (240)
                                                                        ------
     Present value of future minimum lease payments..........            1,150
     Less current portion....................................             (460)
                                                                        ------
     Long-term portion.......................................           $  690
                                                                        ======

                                  WORLDRES.COM

  (Information as of December 31, 1999 and for the three months ended December
                        31, 1999 and 1998 are unaudited)

      The total minimum rentals to be received in the future under non-cancelable subleases as of September 30, 1999 was $397,000.

6. Shareholders' Equity

Convertible Preferred Stock

      From October 1, 1999, through December 17, 1999, WorldRes issued 2,518,259 shares of Series E preferred stock for net proceeds of $28.7 million.

      As of December 17, 1999, WorldRes' Articles of Incorporation provide for the issuance of up to 16,011,922 shares of preferred stock, 463,865 of which have been designated as Series A, 1,474,695 as Series B, 1,474,695 as Series B-1, 3,658,011 as Series C, 3,658,011 as Series C-1, 2,082,645 as Series D, and
3,200,000 as Series E. Each share of preferred stock votes with WorldRes' common stock on an as-converted basis.

      Under the restated and amended investor's rights agreement, each share Series A, B, B-1 C, C-1 D, and E preferred stock is automatically converted into shares of common stock, at specified conversion price, upon the earlier of:

  . The closing of an underwritten public offering of common stock with gross proceeds to WorldRes in excess of $20,000,000; or

  . The consent of holders of not less than 60% of the then outstanding shares of preferred stock, voting as single class, including consent of the holders of at least a majority of Series E preferred stock.

      For all classes of shares of preferred stock, the conversion price per share is the original issue price adjusted for subsequent dilutive issuances and stock splits. In addition, if WorldRes files a registration statement on Form S-1 with the Securities and Exchange Commission in connection with its initial public offering of common stock with a low end of the proposed range of price to the public less than $23 per share, then the conversion price for the Series E preferred stock is required to be adjusted to 50% of the low end of that range. However, the conversion price can not be lower than $7.50 per share. In accordance with Emerging Issues Task Force Abstract No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, the proceeds from the Series E financing will be allocated between this contingent conversion feature and preferred stock upon resolution of the contingency. WorldRes has estimated the value of this contingent feature at approximately $2.6 million.

      In the event of liquidation, dissolution, acquisition, or sale of all or substantially all assets of WorldRes, the investors rights agreement provides for the following rights:

  . The holders of Series E preferred stock are entitled to receive $11.62 per share plus declared but unpaid dividends, prior to any distribution of assets of WorldRes to the holders of Series A, B, B-1, C, C-1 and D preferred stock and common stock;

  . Thereafter, the holders of Series A, B, B-1, C, C-1 and D preferred stock are entitled to receive $1.50, $3.38, $3.38, $3.70, $3.70, and
     $6.05 per share, respectively, plus declared but unpaid dividends with equal priority on a pro rata basis; and

  . After completion of distributions stated above, any remaining assets are required to be distributed to the holders of Series A, B, B-1, C, C-1, D, and E preferred stock (assuming conversion to common stock) and holders of common stock, with equal priority and pro rata basis. However, after holders of

                                 WORLDRES.COM

 (Information as of December 31, 1999 and for the three months ended December
                       31, 1999 and 1998 are unaudited)

     Series A, B, B-1, C, C-1, D, and E preferred stock have received in aggregate $4.50, $10.14, $10.14, $11.10, $11.10, $18.15 and $34.86 per
     share, they are not entitled to participate in any further distribution of assets.

      Series A, B, B-1, C, C-1, D and E preferred shareholders are entitled to receive noncumulative annual dividends at a rate of 10% per annum. Dividends will only be paid if, when, and as declared by the board of directors out of legally available funds. No dividends have been declared as of December 31, 1999. WorldRes has reserved 9,676,098 shares of common stock for issuance upon conversion of its Series A, B, B-1, C, C-1, D, and E preferred stock.

Stock Warrants

      The following is a summary of warrants outstanding as of September 30, 1999:

                         Fiscal Year Number    Number      Number    Exercise  Fiscal Year
                          Of Grant   Issued  Outstanding Exercisable  Price   Of Expiration
                         ----------- ------- ----------- ----------- -------- -------------
Series A preferred
 stock warrants.........    1996      26,666    26,666      26,666     $1.50        2001
Series B preferred
 stock warrants.........    1996      51,623    51,623      51,623     $3.38        2000
                             and                                                 through
                            1997                                                    2005
Series C preferred
 stock warrants.........    1998     449,237   439,063     439,063     $3.70        2001
                             and                                     through     through
                            1999                                       $4.63        2002
Series D preferred
 stock warrants.........    1999       3,306     3,306       3,306     $6.05        2000

      The above stated warrants were issued in connection with certain equipment and bridge loans and issuances of preferred stock. No amounts reflecting the value of these warrants, using the Black-Scholes option pricing model, have been recorded as these amounts were not significant.

      As of September 30, 1999, WorldRes has reserved 26,666 shares of Series A preferred stock, 51,623 shares of Series B preferred stock, 439,063 shares of Series C preferred stock, and 3,306 shares of Series D preferred stock for issuance upon exercise of stock warrants.

      In December 1999, WorldRes entered into a distribution agreement with Sabre Inc. This agreement provides for development by Sabre of an electronic interface which will enable distribution of airline tickets sales and car rental bookings through our network. In connection with this agreement, WorldRes issued warrants to Sabre to purchase an aggregate of 80,000 shares of its common stock at an exercise price of $1 per share. These warrants automatically vest and become exercisable to purchase 13,333 shares on July 1, 2000, 13,333 on January 1, 2001 and 13,334 on July 1, 2001, provided that the distribution agreement is not terminated. The remaining 40,000 warrants vest and become exercisable if Sabre meets stated volume targets for reservations processed using our network. The term of these warrants generally expire after 45 days following the date when they vest and become exercisable, or within 20 days of the termination of the agreement, whichever is earlier.

                                  WORLDRES.COM

  (Information as of December 31, 1999 and for the three months ended December
                        31, 1999 and 1998 are unaudited)


      It is probable that warrants on 13,333 shares that automatically vest in July 2000, and warrants on 6,667 shares that vest based on the initial reservation target in July 2000 will be earned. Using the Black-Scholes option pricing model, and assuming a term of 6 months, volatility of 75%, and an interest rate of 6%, the value of these warrants was estimated at $166,800. These warrants will be revalued up to the date of their vesting. The value of these warrants is being expensed ratably over their six month vesting period.

      The remaining shares under the warrants will be valued and a charge will be taken in a similar manner when it becomes probable that the warrants will be earned.

Stock Plans

      Under the 1995 Stock Plan, which was adopted in November 1995, and 1999 Executive Stock Plan, which was adopted in May 1999, options may be granted for common stock pursuant to actions by the board of directors or a committee appointed by the board, to employees, including officers and directors, and consultants. Options granted are either incentive stock options or nonstatutory stock options and become exercisable ratably generally over four years or a term specified in each option agreement. Incentive stock options and nonstatutory options granted under the plans are at prices not less than 100% and 85%, respectively, of the fair value on the date of the grant, as determined by the board of directors, and become exercisable upon vesting. Options granted under the plans expire over periods specified for each grant, not to exceed 10 years. Common stock reserved for future issuance under the plans at September 30, 1999 was 2,653,805.

      A summary of activity under the option plans is as follows:

                                                                   Weighted-
                                                       Options      Average
                                                     Outstanding Exercise Price
                                                     ----------- --------------
     Balance at September 30, 1996..................    292,900      $0.14
       Options granted..............................    207,693      $0.35
       Options exercised............................    (58,144)     $0.19
       Options forfeited............................   (123,649)     $0.14
                                                      ---------
     Balance at September 30, 1997..................    318,800      $0.27
       Options granted..............................    653,300      $0.72
       Options exercised............................    (13,423)     $0.28
       Options forfeited............................    (39,134)     $0.38
                                                      ---------
     Balance at September 30, 1998..................    919,543      $0.59
       Options granted..............................  1,956,207      $4.40
       Options exercised............................   (893,628)     $2.29
       Options forfeited............................    (81,335)     $0.98
                                                      ---------
     Balance at September 30, 1999..................  1,900,787      $3.69
       Options granted (unaudited)..................    177,983      $6.08
       Options exercised (unaudited)................    (16,295)     $0.46
       Options forfeited (unaudited )...............    (12,169)     $5.02
                                                      ---------
     Balance at December 31, 1999 (unaudited) ......  2,050,306      $3.91
                                                      =========

                                  WORLDRES.COM

  (Information as of December 31, 1999 and for the three months ended December
                        31, 1999 and 1998 are unaudited)


      The following table summarizes information about stocks options outstanding as of December 31, 1999:

                           Options Outstanding                 Options Exercisable
                ----------------------------------------- -----------------------------
                                Weighted-
                   Options       Average                     Options
     Exercise   Outstanding at  Remaining    Weighted-    Exercisable at   Weighted-
      Price      December 31,  Contractual    Average      December 31,     Average
      Range          1999         Life     Exercise Price      1999      Exercise Price
     --------   -------------- ----------- -------------- -------------- --------------
     $0.15-
     $1.00          522,002        7.1         $ 0.61        237,364         $ 0.54
     $1.00-
     $4.00          517,320        8.7         $ 3.14         95,361         $ 2.63
     $4.01-
     $6.00        1,007,584        8.5         $ 6.00         91,728         $ 6.00
     $6.01-
     $10.00           3,400        9.8         $10.00          3,400         $10.00
                  ---------                                  -------
                  2,050,306        8.2         $ 3.91        427,853         $ 2.25
                  =========                                  =======

      At September 30, 1999, 744,476 and 8,542 common stock options were available for grant under the 1995 Stock Plan and 1999 Executive Stock Plan.

Stock Compensation

      WorldRes recorded deferred compensation of approximately $4.9 million during fiscal 1999. These amounts represent the difference between the exercise price and the deemed fair value of WorldRes' common stock during the period in which such stock options were granted. WorldRes recorded amortization of deferred compensation expense of approximately $742,000 during this period. At September 30, 1999, WorldRes had a total of approximately $4.1 million remaining to be amortized over the corresponding vesting period of each respective option, generally four years.

Pro Forma Information--Disclosures of the effect of stock based compensation

      Pro forma information regarding net loss and net loss per share is required by FAS 123, and has been determined as if WorldRes had accounted for its employee stock options under the fair value method as specified by that statement. The fair value for these options was estimated at the date of grant using the Black-Scholes pricing method with the following weighted-average assumptions: no dividends and volatility, an expected life of four years, and a risk-free interest rate of approximately 6% for fiscal years 1997, 1998 and 1999.

      The option valuation models were developed for use in the estimation of the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                                  WORLDRES.COM

  (Information as of December 31, 1999 and for the three months ended December
                        31, 1999 and 1998 are unaudited)


      For purposes of pro forma disclosures, the estimated fair value of options is amortized to pro forma expense over the options' vesting periods. Pro forma information follows:

                                                       Fiscal Years Ended
                                                         September 30,
                                                    --------------------------
                                                     1997     1998      1999
                                                    -------  -------  --------
                                                     (In thousands, except
                                                       per share amounts)
                                                    --------------------------
Pro forma net loss................................. $(4,356) $(6,165) $(13,603)
Pro forma basic and diluted net loss per share..... $(10.78) $(10.83) $ (19.46)

      The weighted-average grant date fair value of options granted, which is the value assigned to the options under FAS 123, was $0.07, $0.15, and $0.94 for options granted in fiscal 1997, 1998, and 1999, respectively.

      The pro forma impact of options on the net loss for the years ended September 30, 1997, 1998, and 1999 is not representative of the effects on net income (loss) for future years, as future years will include the effects of additional years of stock option grants.

7. Employee Benefit Plan

      During 1997, WorldRes established a 401(k) tax-deferred savings plan, whereby eligible employees may contribute a percentage of their eligible compensation but not greater than 15% of their earnings. Company contributions are discretionary; no such Company contributions have been made since inception of the plan.

8. Income Taxes

      Due to operating losses and the inability to recognize the benefits therefrom, there is no provision for income taxes for the years ended September 30, 1999, 1998 and 1997.

      As of September 30, 1999, WorldRes had a federal net operating loss carryforward of approximately $24,500,000. WorldRes also had federal research and development credit carryforwards of approximately $400,000. The net operating loss and credit carryforwards will expire at various dates beginning in 2011 through 2019, if not utilized.

      Utilization of the net operating losses and credits may be subject to a substantial limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

                                 WORLDRES.COM

 (Information as of December 31, 1999 and for the three months ended December
                       31, 1999 and 1998 are unaudited)


      Deferred tax assets and liabilities reflect the net tax effects of net operating loss and credit carryforwards and of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of the deferred tax assets and liabilities for federal and state income taxes were as follows (in thousands):

                                                                September 30,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
     Deferred tax assets:
     Net operating loss carryforwards......................... $ 4,700  $ 9,000
     Research credits.........................................     200      400
     Capitalized research and development.....................     100      200
     Other....................................................      --      100
                                                               -------  -------
     Total deferred tax assets................................   5,000    9,700
     Valuation allowance for deferred tax assets..............  (5,000)  (8,300)
                                                               -------  -------
     Net deferred tax assets..................................      --    1,400

     Deferred tax liabilities:
     Other intangibles........................................      --   (1,400)
                                                               -------  -------
                                                               $    --  $    --
                                                               =======  =======

      Statement of Financial Accounting Standards No. 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. WorldRes has considered its historical operating performance and cumulative net losses to date, and has provided a full valuation allowance against its net deferred tax assets.

      The net valuation allowance increased by $3,300,000 during the year ended September 30, 1999.

9. Events Subsequent to December 31, 1999 (unaudited)

Equipment Loans

      In February and March 2000, WorldRes obtained equipment loan facilities totaling $3.5 million from two financial institutions. By March 31, 2000, $2.4 million of these facilities had been utilized. These equipment loans bear interest at the U.S. Treasury note rate plus 2.5% per annum and are due and payable in 36 equal monthly principal and interest payments through March 2003.

      In connection with these equipment loans, WorldRes issued fully vested, non-forfeitable and immediately exercisable warrants to purchase 14,682 shares of common stock at $7.40 per share. These warrants expire in March 2010. WorldRes has valued these warrants using the Black-Scholes pricing method and the following assumptions: volatility of 75%, interest rate of 6%, dividend yield of 0% and a life equal to the term of the warrants (10 years) at approximately $130,000, which will be recorded as a debt discount and will be amortized to interest expense over the 36 month term of the loans.

Reincorporation and Amendment to the Articles of Incorporation

      In March 2000, WorldRes' board of directors authorized the reincorporation of WorldRes in the state of Delaware. This reincorporation is to be effective upon shareholder approval which is anticipated to occur prior to WorldRes' initial public offering. Upon reincorporation, WorldRes will be authorized to issue

                                  WORLDRES.COM

Information as of December 31, 1999 and for the three months ended December 31,
                          1999 and 1998 are unaudited)

50,000,000 shares of common stock, $0.001 par value and 2,000,000 shares of preferred stock, $0.001 par value. The Board of Directors will also have the authority to designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of WorldRes without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock. As of the closing of the offering, no shares of preferred stock will be outstanding. WorldRes currently has no plans to issue any shares of preferred stock.

Directors' Stock Option Plan

      The 2000 Directors' Stock Option Plan (the Directors' Plan) was adopted by the board of directors in April 2000. We will have it submitted for approval to our stockholders prior to completion of this offering. A total of 300,000 shares of common stock have been reserved for issuance under the Directors' Plan.

      The Directors' Plan provides that each person who is a non-employee director on the completion of this offering will receive an automatic initial grant of an option to purchase 10,000 shares of common stock and each person who becomes a non-employee director after the completion of this offering will receive an automatic initial grant of an option to purchase 20,000 shares of common stock upon appointment or election. The Directors' Plan also provides for annual grants, on the date of each annual meeting of our stockholders, to each non-employee director who has served on our board of directors for at least six months. The annual grant to non-employee directors is an option to purchase 5,000 shares of common stock. The initial options granted under the plan will vest at the rate of 50% of the total number of shares subject to the options on each of the first two anniversaries of the date of grant of the initial options. The annual options granted under the plan will vest at the rate of 100% of the number of shares subject to the options on the first anniversary of the date of grant of the annual options.

      In the event that an asset sale or merger transaction results in a change in the ownership of more than 50% of the total combined voting power of WorldRes outstanding securities, all outstanding options shall become immediately exercisable prior to the closing of that transaction.

      We have not issued any options under the Directors' Plan to date.

Issuance of Series E Preferred Stock

      In April 2000, WorldRes completed an additional closing of its Series E convertible preferred stock financing, raising approximately $5 million by issuing 430,293 shares in connection with this closing. The rights, preferences and privileges of the holder of these shares are identical to those of the holders of Series E convertible preferred stock issued in 1999.

                                  WORLDRES.COM

              UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
                             FINANCIAL INFORMATION

                                    OVERVIEW

      Effective August 10, 1999, WorldRes acquired all of the outstanding capital stock of Goldreyer Incorporated (a Texas corporation d.b.a BedandBreakfast.com) ("BedandBreakfast.com"), which designs, develops, markets, and operates complete online databases of bed-and-breakfast inns, primarily across the United States and Canada. The acquisition has been accounted for using the purchase method of accounting and accordingly, the purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values on the acquisition date. The fair value of intangible assets was determined using a combination of methods, including market approach for the relationships with bed-and-breakfast inns, cost estimates for acquired workforce, and a variation of income approach for tradename and covenants not to compete. WorldRes issued 1,462,106 shares of its common stock with an estimated fair value of approximately $7.8 million. WorldRes also assumed net liabilities of approximately $400,000 and incurred other acquisition-related expenses of approximately $100,000 consisting primarily of legal and other professional fees. Of these amounts $5.7 million was accounted for as purchase and allocated to intangible assets, which will be amortized over their estimated useful lives of 24 to 30 months. The remaining $2.6 million was allocated to defined stock compensation as this consideration is contingent upon continued employment of certain shareholders of BedandBreakfast.com with WorldRes for four years. This deferred stock compensation will be amortized over four years using a graded vesting method.

      Prior to the acquisition, the fiscal years of WorldRes and BedandBreakfast.com ended on September 30 and December 31, respectively. The following unaudited pro forma condensed combined statements of operation gives effect to this acquisition as if it had occurred on October 1, 1998. The statement of operations has been prepared by combining the results of operations of BedandBreakfast.com for the period from October 1, 1998 to August 10, 1999 (date of acquisition) with the results of operations of WorldRes for the year ended September 30, 1999.

      The unaudited pro forma condensed combined consolidated financial information is not necessarily indicative of the operating results that would have been achieved had the transaction been in effect as of the beginning of the period presented and should not be construed as being representative of future operating results. The historical financial statements of the WorldRes and BedandBreakfast.com are included elsewhere in this prospectus and the unaudited pro forma financial information presented herein should be read in conjunction with those financial statements and related notes.

                                  WORLDRES.COM

              UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
                            STATEMENT OF OPERATIONS

                                FISCAL YEAR 1999
                     (In thousands, except per share data)

                                           BedandBreakfast
                           WorldRes.com         .com
                         Fiscal Year Ended October 1, 1998
                           September 30,    to August 10,  Pro Forma
                               1999             1999       Adjustment  Total
                         ----------------- --------------- ---------- --------
Net revenue:
  Reservation...........     $  1,322          $   --       $   --    $  1,322
  Other.................          406              314          --         720
                             --------          -------      -------   --------
    Total net revenue...        1,728              314      --           2,042
                             --------          -------      -------   --------
Cost of revenue:
  Reservation...........          191              --           --         191
  Other.................           41              --           --          41
                             --------          -------      -------   --------
    Total cost of
     revenue............          232              --           --         232
                             --------          -------      -------   --------
Gross profit............        1,496              314          --       1,810

Operating expenses:
  Technology and
   development..........        3,178              563          --       3,741
  Sales and marketing...        8,588            1,086          --       9,674
  General and
   administrative.......        2,204              733          --       2,937
  Deferred stock
   compensation and
   warrant expense......          742              --         1,257      1,999
  Amortization of
   goodwill and other
   intangibles..........          386              --         2,390      2,776
                             --------          -------      -------   --------
Total operating
 expenses...............       15,098            2,382        3,647     21,127
                             --------          -------      -------   --------
Loss from operations....      (13,602)          (2,068)      (3,647)   (19,317)
Interest and other
 income, net............          268              --           --         268
Interest expense........         (155)              (6)         --        (161)
                             --------          -------      -------   --------
Net loss................     $(13,489)         $(2,074)     $(3,647)  $(19,210)
                             ========          =======      =======   ========
Basic and diluted net
 loss per share, actual
 and pro forma..........     $(18.03)                                 $  (9.58)
                             ========                                 ========
Shares used in
 calculating basic and
 diluted net loss per
 share, actual and pro
 forma..................          748                                    2,005
                             ========                                 ========

      The pro forma adjustments in the unaudited pro forma condensed combined consolidated financial statement of operations reflect amortization of goodwill and other intangibles associated with the purchase of BedandBreakfast.com over the estimated useful lives of the assets acquired, and amortization of deferred stock compensation over a four year vesting period using a graded vesting method.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Goldreyer Incorporated:

      We have audited the accompanying balance sheets of GOLDREYER INCORPORATED (a Texas corporation d.b.a. BedandBreakfast.com) as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity (net capital deficiency) and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goldreyer Incorporated (d.b.a. BedandBreakfast.com) as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern. On June 18, 1999, the Company entered into an agreement whereby it would be acquired by WorldRes, Inc. as discussed in Note 1.

                                          /s/ Arthur Andersen LLP

Denver, Colorado,
July 9, 1999.

                             GOLDREYER INCORPORATED
                          (d.b.a. BedandBreakfast.com)

                                 BALANCE SHEETS

                                                           December 31,
                                                      ------------------------
                                                         1997         1998
                                                      -----------  -----------
                       Assets
Current assets:
  Cash and cash equivalents.......................... $   357,741  $    25,145
  Accounts receivable................................       1,060           50
  Other current assets...............................       4,722       27,764
                                                      -----------  -----------
    Total current assets.............................     363,523       52,959
Property and equipment, net..........................     115,749      105,190
                                                      -----------  -----------
    Total assets..................................... $   479,272  $   158,149
                                                      ===========  ===========

  Liabilities and stockholders' equity (net capital
                     deficiency)
Current liabilities:
  Line of credit..................................... $        --  $   300,000
  Accounts payable...................................      22,756       63,947
  Other current liabilities..........................      37,602       52,042
  Executive compensation payable.....................     232,221      454,723
  Deferred revenue...................................      68,897       68,087
  Related-party notes payable........................     105,626      105,626
                                                      -----------  -----------
    Total liabilities................................     467,102    1,044,425
                                                      -----------  -----------
Commitments and contingencies
Stockholders' equity (net capital deficiency):
  Common stock, $0.01 par value; 2,000,000 shares
   authorized;
   751,058 and 824,634 shares, respectively, issued
   and outstanding...................................       7,510        8,246
  Additional paid-in capital.........................   2,099,250    2,853,349
  Deferred compensation..............................    (458,383)    (125,190)
  Accumulated deficit................................  (1,636,207)  (3,622,681)
                                                      -----------  -----------
    Total stockholders' equity (net capital
     deficiency).....................................      12,170     (886,276)
                                                      -----------  -----------
Total liabilities and stockholders' equity (net
 capital deficiency) ................................ $   479,272  $   158,149
                                                      ===========  ===========


  The accompanying notes to financial statements are an integral part of these statements.

                             GOLDREYER INCORPORATED
                          (d.b.a. BedandBreakfast.com)

                            STATEMENT OF OPERATIONS

                                               Years Ended December 31,
                                           -----------------------------------
                                             1996        1997         1998
                                           ---------  -----------  -----------
Revenue:
  Membership dues......................... $      --  $    16,462  $   129,788
  Advertising.............................        --        8,940        8,044
  Other...................................     5,415        6,446           --
                                           ---------  -----------  -----------
    Total revenue.........................     5,415       31,848      137,832
Operating expenses:
  General and administrative..............    98,256      762,313    1,528,081
  Technology and development..............   134,493      190,758      405,899
  Sales and marketing.....................    92,730      221,928      186,240
                                           ---------  -----------  -----------
    Total operating expenses..............   325,479    1,174,999    2,120,220
                                           ---------  -----------  -----------
Loss from operations......................  (320,064)  (1,143,151)  (1,982,388)
Other income (expense):
  Interest and other income...............     1,357           --        8,561
  Interest expense........................    (4,839)     (15,730)     (12,647)
                                           ---------  -----------  -----------
Net loss.................................. $(323,546) $(1,158,881) $(1,986,474)
                                           =========  ===========  ===========




  The accompanying notes to financial statements are an integral part of these statements.

                             GOLDREYER INCORPORATED
                          (d.b.a. BedandBreakfast.com)

           STATEMENT OF STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
              For The Years Ended December 31, 1996, 1997 and 1998

                                                                                                                Total
                                                                                                            Stockholders'
                       Common Stock  Additional     Stock      Treasury Stock                                  Equity
                      --------------  Paid-In    Subscription ------------------    Deferred   Accumulated  (Net Capital
                      Shares  Amount  Capital     Receivable  Shares    Amount    Compensation   Deficit     Deficiency)
                      ------- ------ ----------  ------------ -------  ---------  ------------ -----------  -------------
Balance at December
 31, 1995............ 300,000 $3,000 $  288,415    $(50,000)       --  $      --   $      --   $  (153,780)  $    87,635
 Payment of
  subscription
  receivable.........      --     --         --      50,000        --         --          --            --        50,000
 Receipt of shares
  for treasury.......      --     --     50,000          --    (6,250)   (50,000)         --            --            --
 Issuance of shares
  from treasury in
  November 1996 for
  cash and
  subscription
  receivable.........      --     --         --     (25,000)    6,250     50,000          --            --        25,000
 Net loss............      --     --         --          --        --         --          --      (323,546)     (323,546)
                      ------- ------ ----------    --------   -------  ---------   ---------   -----------   -----------
Balance at December
 31, 1996............ 300,000  3,000    338,415     (25,000)       --         --          --      (477,326)     (160,911)
 Payment of
  subscription
  receivable.........      --     --         --      25,000        --         --          --            --        25,000
 Issuance of common
  stock in May 1997
  for cash $8.00 to
  $10.00 per share...  10,550    105     92,895          --        --         --          --            --        93,000
 Issuance of common
  stock in July 1997
  for cash of $4.17
  per share.......... 120,044  1,200    498,800          --        --         --          --            --       500,000
 Issuance of common
  stock in July 1997
  for compensation at
  $4.17 per share.... 161,234  1,612    670,733          --        --         --    (672,345)           --            --
 Issuance of common
  stock in September
  1997 for cash of
  $5.11 per share....  97,764    978    499,022          --        --         --          --            --       500,000
 Stock splits
  effected through
  the form of a
  dividend...........  61,466    615       (615)         --        --         --          --            --            --
 Amortization of
  deferred
  compensation.......      --     --         --          --        --         --     213,962            --       213,962
 Net loss............      --     --         --          --        --         --          --    (1,158,881)   (1,158,881)
                      ------- ------ ----------    --------   -------  ---------   ---------   -----------   -----------
Balance at December
 31, 1997............ 751,058  7,510  2,099,250          --        --         --    (458,383)   (1,636,207)       12,170
 Issuance of common
  stock in January
  1998 for employee
  compensation at
  $9.95 per share....   3,261     33     32,414          --        --         --     (32,447)           --            --
 Issuance of common
  stock in March 1998
  for cash of $7.42
  to $12.37 per
  share..............  54,562    546    534,017          --        --         --          --            --       534,563
 Issuance of common
  stock in July 1998
  for compensation at
  $9.59 per share....   4,343     43     41,626          --        --         --     (41,669)           --            --
 Issuance of common
  stock in October
  1998 for
  compensation at
  $7.51 per share....     600      6      4,502          --        --         --      (4,508)           --            --
 Forfeiture of
  unvested shares in
  December 1998......      --     --         --          --   (38,586)  (160,903)    160,903            --            --
 Issuance of common
  stock in December
  1998 for
  compensation at
  $6.13 per share....   6,550     65    115,490          --    38,586    160,903      (2,756)           --       273,702
 Issuance of common
  stock in December
  1998 for services
  provided...........   4,260     43     26,050          --        --         --          --            --        26,093
 Amortization of
  deferred
  compensation.......      --     --         --          --        --         --     253,670            --       253,670
 Net loss............      --     --         --          --        --         --          --    (1,986,474)   (1,986,474)
                      ------- ------ ----------    --------   -------  ---------   ---------   -----------   -----------
Balance at December
 31, 1998............ 824,634 $8,246 $2,853,349    $     --        --  $      --   $(125,190)  $(3,622,681)  $  (886,276)
                      ======= ====== ==========    ========   =======  =========   =========   ===========   ===========

  The accompanying notes to financial statements are an integral part of these statements.

                             GOLDREYER INCORPORATED
                          (d.b.a. BedandBreakfast.com)

                            STATEMENTS OF CASH FLOWS

                                              Years Ended December 31,
                                          -----------------------------------
                                            1996        1997         1998
                                          ---------  -----------  -----------
Operating activities
Net loss................................. $(323,546) $(1,158,881) $(1,986,474)
Adjustments to reconcile net loss to net
 cash used in operating activities:
  Depreciation...........................     6,476       23,603       53,154
  Deferred compensation..................        --      213,962      253,670
  Issuance of common stock for
   compensation..........................        --           --      273,702
  Issuance of common stock for services..        --           --       26,093
  Changes in assets and liabilities:
    (Increase) decrease in accounts
     receivable..........................        --       (1,060)       1,010
    Increase in other current assets.....        --       (4,722)     (23,042)
    Increase in accounts payable.........    22,645          111       41,191
    Increase in executive compensation
     payable.............................        --      232,221      222,502
    Increase in other current
     liabilities.........................    11,274       26,328       14,440
    Increase (decrease) in deferred
     revenue.............................        --       68,897         (810)
                                          ---------  -----------  -----------
Net cash used in operating activities....  (283,151)    (599,541)  (1,124,564)
                                          ---------  -----------  -----------
Investing activities
Purchases of property and equipment......   (26,943)    (115,172)     (42,595)
                                          ---------  -----------  -----------
Net cash used in investing activities....   (26,943)    (115,172)     (42,595)
                                          ---------  -----------  -----------
Financing activities
Proceeds from borrowings under line of
 credit..................................   100,000           --      300,000
Repayments of borrowings under line of
 credit..................................        --     (100,000)          --
Proceeds from notes payable to related
 parties.................................    58,537       47,089           --
Proceeds from issuance of common stock...    25,000    1,093,000      534,563
Proceeds from payment of stock
 subscriptions receivable................    50,000       25,000           --
                                          ---------  -----------  -----------
Net cash provided by financing
 activities..............................   233,537    1,065,089      834,563
                                          ---------  -----------  -----------
Net increase (decrease) in cash..........   (76,557)     350,376     (332,596)
Cash at beginning of year................    83,922        7,365      357,741
                                          ---------  -----------  -----------
Cash at end of year...................... $   7,365  $   357,741  $    25,145
                                          =========  ===========  ===========

Supplemental disclosure of cash flow information

      The Company paid approximately $3,651, $13,881 and $12,647 for interest for the year ended December 31, 1996, 1997 and 1998, respectively.

                            See accompanying notes.

                             GOLDREYER INCORPORATED
                          (d.b.a. BedandBreakfast.com)

                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1998

1. Business and Organization

      Goldreyer Incorporated (the "Company") was organized and incorporated as an S Corporation in the state of Texas on April 15, 1994, and does business as BedandBreakfast.com, an online community for innkeepers. The Company designs, develops, markets and operates complete online databases of bed-and-breakfast inns, primarily across the United States and Canada over the Internet's World Wide Web.

      The Company is subject to various risks and uncertainties frequently encountered by companies in the early stages of development, particularly companies in the new and rapidly evolving market for Internet-based products and services. Such risks and uncertainties include, but are not limited to, its limited operating history, an evolving technology and the management of rapid growth. To address these risks, the Company must, among other things, raise sufficient capital, maintain and increase its customer base, implement and successfully execute its business and marketing strategy, continue to develop and upgrade its technology, provide superior customer service and attract, retain and motivate qualified personnel. There can be no guarantee that the Company will be successful in addressing such risks.

      To date, the Company has not generated net income or cash flow from operations. Therefore, the Company has been primarily dependent upon private equity and borrowings from a financial institution to fund its operations.

      On June 18, 1999, the Company entered into an agreement for the merger of the Company with WorldRes, Inc., an on-line provider of travel services. Shares of the Company's common stock will be exchanged for shares of WorldRes, Inc. common stock. As a result of the merger, stockholders of the Company's common stock will own approximately 13% of the combined entity ("Newco"). The merger had not closed as of July 9, 1999.

      The Company has not been profitable since its inception, and its plans call for significant growth, which will require additional capital. As such, the Company will be dependent, even as a component of Newco should the merger with Newco be consummated, on external financing to continue its business plan execution. There is no guarantee that such external financing will be forthcoming, which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

      After the merger, Newco, including the operations of the Company, plans to continue significantly increasing its operating expenses in order to increase its market presence and service capacity, and to expand into new markets, products and industries. Newco expects that this growth of its business and capacity will require significant external financing within the next year. While the Company's management believes that Newco will be able to obtain such external financing from third parties or from existing shareholders, there can be no guarantee that it can do so at acceptable terms. The failure to raise such financing could have a material adverse effect on Newco.

2. Summary of Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

      The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions may affect the

                             GOLDREYER INCORPORATED
                          (d.b.a. BedandBreakfast.com)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

      The Company generates revenue primarily from membership fees from innkeepers.

      Membership revenue is generated from contracts, typically for a one-year period, for the inclusion of the innkeeper's bed-and-breakfast in the Company's online database. The Company typically receives a membership fee at the inception of the contract, which it defers and recognizes ratably over the life of the contract. Amounts received but not yet earned are shown as deferred revenue in the accompanying balance sheets.

Cash and Cash Equivalents

      The Company considers investments in highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents.

Concentration of Credit Risk

      Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company has no significant off-balance sheet concentrations of credit risk, such as foreign exchange contracts, option contracts or other foreign currency hedging arrangements. The Company maintains its cash balances in the form of bank demand deposits with financial institutions that management believes are creditworthy. Accounts receivable are typically unsecured and are derived from transactions with and from innkeepers primarily located in the United States and Canada. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses.

Fair Value of Financial Instruments

      The Company's financial instruments consist of cash equivalents, short-term trade receivables and payables, and a note payable. The carrying values of the cash equivalents and short-term receivables and payables approximate their fair values. Based on borrowing rates currently used by the Company for financing, the carrying value of the notes payable approximates estimated fair value.

Property and Equipment

      Property and equipment are stated at cost and depreciation is provided using the straight-line method, generally over estimated useful lives of three to five years.

      The components of property and equipment are as follows:

                                                               December 31,
                                                             ------------------
                                                               1997      1998
                                                             --------  --------
     Computer equipment..................................... $129,397  $168,393
     Office furniture and equipment.........................   18,966    22,565
                                                             --------  --------
     Subtotal...............................................  148,363   190,958
     Less--accumulated depreciation.........................  (32,614)  (85,768)
                                                             --------  --------
     Net property and equipment............................. $115,749  $105,190
                                                             ========  ========

                             GOLDREYER INCORPORATED
                          (d.b.a. BedandBreakfast.com)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


Technology and Development

      Costs incurred in the development of new technology and enhancements to existing technology and services are charged to expense as incurred.

Advertising Costs

      Advertising costs are expensed as incurred and are included in sales and marketing expense in the accompanying statements of operations.

Income Taxes

      The financial statements do not include a provision or benefit for income taxes because as an S Corporation, the Company is treated as a pass-through entity for tax purposes and therefore does not incur federal or state income taxes. Instead, its taxable income or losses are included in the stockholders' individual income tax returns.

Comprehensive Income

      Effective January 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. From its inception through December 31, 1998, the Company's comprehensive loss is the same as its net loss.

Segment Information

      In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. In accordance with the provisions of SFAS No. 131, the Company has determined that it has one reportable operating segment at December 31, 1998.

Start-up Activities

      Effective January 1, 1998, the Company adopted Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities." In general, SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred, which the Company has done since its inception. As a result, the adoption of SOP 98-5 did not have an impact on the Company's financial position or results of its operations.

Recent Accounting Pronouncements

      In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which provides guidance on accounting for the cost of such software. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company believes that the adoption of SOP 98-1 will not have a material impact on the Company's financial statements.

                             GOLDREYER INCORPORATED
                          (d.b.a. BedandBreakfast.com)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


      In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. To date, the Company has not entered into any derivative financial instruments or hedging activities. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133." As a result, the Company is required to adopt SFAS 133 in the year ended December 31, 2001.

3. Stockholders' Equity

      In November 1996, the president of the Company contributed 6,250 shares back to the Company for no consideration. These shares were immediately reissued to a third party for $50,000.

      Consideration received for the reissuance of these shares consisted of $25,000 in cash and a $25,000 subscription receivable which was repaid in 1997.

      In May 1997, the Company issued 10,550 shares of common stock at prices ranging from $8.00 to $10.00 per share. Per share prices were determined based on the level of investment. Proceeds totaled $93,000. In July 1997, the Company sold 120,044 shares of common stock for $500,000, or $4.17 per share. In September 1997, the Company sold an additional 97,764 shares of common stock for $500,000, or $5.11 per share. In March 1998, the Company issued approximately 27,060 shares of common stock for $334,565, or $12.36 per share. At the same time, the Company issued 26,963 shares of common stock to two individuals for $199,998, or $7.42 per share. These shares were issued at a discount in exchange for equity fundraising services. The Company also issued 539 shares of common stock to a separate individual in exchange for equity fundraising services in March 1998.

      In 1997, the Company effected several stock splits in the form of stock dividends to the stockholders of the Company. As a result, the Company issued a total of 61,466 shares of common stock to the Company's shareholders, excluding certain executives of the Company. The Company did not change the par value of its common stock in connection with the stock splits. Therefore, $615 has been re-allocated from additional paid-in capital to the par value of common stock.

      The Company has from time to time granted shares of common stock to executive officers and employees of the Company as compensation. In July 1997, the Company granted approximately 130,000 shares of restricted stock to an executive. The shares vest over a 34-month period, retroactive to January 1997. Based on the fair value of the Company's common stock at the time, the Company recorded deferred compensation of approximately $547,000 that is being amortized into compensation expense over the vesting period. In December 1998, the officer's relationship with the Company was terminated and approximately 39,000 unvested shares were returned to the Treasury of the Company. At that time, the Company granted these shares out of Treasury to the president of the Company. The shares vested immediately. The Company recognized approximately $236,000 of compensation expense in 1998 in connection with this grant.

      The Company granted approximately 30,000 shares of common stock to an officer of the Company in July 1997. The shares vest over a three-year period from the date of grant. As a result, the Company recorded approximately $125,000 of deferred compensation. In 1998, the Company granted approximately 50,000 shares of common stock to various employees of the Company. Approximately $81,000 of deferred compensation has been recognized in connection with these shares, and approximately $37,000 of compensation expense was recognized in 1998. All shares issued in connection with these grants of common stock to the officer and to

                            GOLDREYER INCORPORATED
                         (d.b.a. BedandBreakfast.com)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

employees vest over a three-year period from the date of grant. Deferred compensation is being amortized into compensation expense over the related vesting period.

     Amortization of deferred compensation totaled $0, $213,962 and $253,670 for the years ended December 31, 1996, 1997 and 1998, respectively.

     In December 1998, the Company issued approximately 4,000 shares of common stock in exchange for services valued at approximately $26,000.

4. Line Of Credit

     The Company has entered into a revolving line of credit agreement with a bank (the "Agreement") to provide the Company with up to $300,000 in borrowings at any time during the term of the Agreement. The line of credit accrues interest at the bank's prime rate (7.75% at December 31, 1998). The Agreement is personally guaranteed by the father-in-law of the Company's president. All outstanding amounts, including accrued but unpaid interest, are due upon maturity of the Agreement. Subsequent to yearend, the Agreement was amended to provide up to $900,000 in borrowings, and the maturity was extended from December 1, 1999 to March 25, 2000.

5. Notes Payable to Related Parties

     As of December 31, 1996, 1997 and 1998, notes payable to related parties consisted of the following:

                                                        1996     1997     1998
                                                       ------- -------- --------
     Unsecured note payable to related party,
      interest payable on a monthly basis at 8.5% per
      annum, principal payments due December 31,
      1999...........................................  $58,537 $105,626 $105,626
                                                       ======= ======== ========

     Interest expense for the years ended December 31, 1996, 1997 and 1998 was $3,651, $8,442 and $8,978, respectively.

6. Commitments and Contingencies

Operating Lease Obligations

     The Company leases certain space and equipment under long-term operating leases. Aggregate future minimum annual rental commitments under noncancellable operating leases as of December 31, 1998 are as follow:

     Fiscal year ending:
       1999............................................................ $102,236
       2000............................................................   88,349
       2001............................................................   44,377
       2002............................................................   11,007
       2003............................................................    2,890
       Thereafter......................................................       --
                                                                        --------
                                                                        $248,859
                                                                        ========

                             GOLDREYER INCORPORATED
                          (d.b.a. BedandBreakfast.com)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

Legal Matters

      The Company is exposed to asserted and unasserted claims incurred in the normal course of business. The Company believes that the ultimate resolution of any such claims will not have a material impact on the Company's financial position, results of operations or cash flows.

7. Subsequent Events

      On June 18, 1999, the Company entered into an agreement for the merger of the Company with WorldRes, Inc., an on-line provider of travel services. Shares of the Company's common stock will be exchanged for shares of WorldRes, Inc. common stock. As a result of the merger, stockholders of the Company's common stock will own approximately 13% of the combined entity.

      As discussed in Note 4, the Company's line-of-credit is personally guaranteed by the father-in-law of the Company's President. Subsequent to December 31, 1998, the line-of-credit was amended to allow for borrowings up to $900,000. As consideration for his continued and extended personal guarantee, the Company agreed to award him approximately 0.24% of the Company per $100,000 guaranteed.

      Subsequent to December 31, 1998, the father of the Chief Financial Officer loaned the Company $50,000. In return, the Company agreed to award him approximately 0.24% of the Company per $100,000 loaned.

                             GOLDREYER INCORPORATED
                          (d.b.a. BedandBreakfast.com)

                    UNAUDITED INTERIM FINANCIAL INFORMATION

      The financial information for the periods from January 1 to August 10, 1998 and 1999 is unaudited but includes all adjustments (consisting only of normal recurring adjustments) BedandBreakfast.com considers necessary for fair presentation of financial position at such date and the operating results and cash flows for those periods. Results for the periods from January 1 to August 10, 1998 and 1999 are not necessarily indicative of results to be expected for future periods. This financial information has been prepared solely for the purpose of preparing pro forma combined interim financial information and should be read in conjunction with audited financial statements of BedandBreakfast.com, both included elsewhere in this prospectus.

                  UNAUDITED CONDENSED STATEMENTS OF OPERATIONS
                                 (In thousands)

                                                                January 1 to
                                                                 August 10,
                                                                --------------
                                                                1998    1999
                                                                -----  -------
Revenue:
  Membership dues.............................................. $  63  $   193
  Advertising..................................................   --        62
  Other........................................................   --         7
                                                                -----  -------
    Total revenue..............................................    63      262
Operating expenses:
  General and administrative...................................   848      841
  Technology and development...................................   176      497
  Sales and marketing..........................................     5      226
                                                                -----  -------
    Total operating expenses................................... 1,029    1,564
                                                                -----  -------
Loss from operations...........................................  (966)  (1,302)
Other income (expense):
  Interest and other income....................................     7      --
                                                                -----  -------
Net loss....................................................... $(959) $(1,302)
                                                                =====  =======

                             GOLDREYER INCORPORATED
                          (d.b.a. BedandBreakfast.com)

                       UNAUDITED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                               January 1 to
                                                                August 10,
                                                               --------------
                                                               1998    1999
                                                               -----  -------
Operating activities
Net loss...................................................... $(959) $(1,302)
Adjustments to reconcile net loss to net cash used in
 operating activities:
  Depreciation................................................    31       36
  Deferred compensation.......................................    72      125
  Issuance of common stock for compensation...................    74      303
  Changes in assets and liabilities:
    (Increase) decrease in accounts receivable................     1      (30)
    Increase in other current assets..........................    (3)      (2)
    Increase in accounts payable..............................    38       39
    Increase (decrease) in executive compensation payable.....   148     (455)
    Increase in other current liabilities.....................    18       41
    Increase in deferred revenue..............................     6      138
                                                               -----  -------
Net cash used in operating activities.........................  (574)  (1,107)
                                                               -----  -------
Investing activities
Purchases of property and equipment...........................   (37)     (39)
                                                               -----  -------
Net cash used in investing activities.........................   (37)     (39)
                                                               -----  -------
Financing activities
Repayment of borrowings under line of credit..................   --      (300)
Repayment of notes payable to related parties.................   --      (105)
Proceeds from issuance of common stock........................   535      --
Proceeds from notes payable...................................   --     1,535
                                                               -----  -------
Net cash provided by financing activities.....................   535    1,130
                                                               -----  -------
Net decrease in cash..........................................   (76)     (16)
Cash at beginning of year.....................................   357       25
                                                               -----  -------
Cash at end of year........................................... $ 281  $     9
                                                               =====  =======

                              [Inside Back Cover]

                                [Color Artwork]

  Description of graphics and text on inside back cover: WorldRes.com logo with lines going up to logos representing various travel web sites that are available on our network.


[Description graphics series of screen shots of web pages on our Places to Stay web site]

                              [WORLDRES.COM LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by WorldRes.com in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee and the Nasdaq National Market listing fee.

                                                                        Amount
                                                                      to be Paid
                                                                      ----------
SEC registration fee.................................................  $18,216
NASD filing fee......................................................    7,400
Nasdaq National Market listing fee...................................
Printing and engraving expenses......................................
Legal fees and expenses..............................................  550,000
Accounting fees and expenses.........................................
Blue Sky qualification fees and expenses.............................   10,000
Transfer Agent and Registrar fees....................................
Miscellaneous fees and expenses......................................
                                                                       -------
  Total..............................................................       *
                                                                       =======

--------
* to be filed by amendment

Item 14. Indemnification of Directors and Officers

      The Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). WorldRes.com's Bylaws provide that WorldRes.com shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including circumstances in which indemnification is otherwise discretionary under Delaware law. WorldRes.com has entered into indemnification agreements with its officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require WorldRes.com, among other things, to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as officers and directors (other than liabilities arising from willful misconduct of culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain officers' and directors' insurance if available on reasonable terms. Article XIV of the Registrant's Amended and Restated Articles of Incorporation (Exhibit 3.2 hereto) provides for indemnification of its directors and officers to the maximum extent permitted by the Delaware General Corporation Law and
Section, 6.1 & 6.2 of Article VI of WorldRes.com's Bylaws (Exhibit 3.4 hereto) provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, WorldRes.com has entered into Indemnification Agreements (Exhibit
10.   hereto) with its directors and officers. Reference is also made to
Section      of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of WorldRes.com against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

      Since October 1, 1996, WorldRes.com has sold and issued the following securities:

      1. In late 1996 early 1997 we issued warrants to purchase a total of 51,623 shares of Series B preferred stock in connection with several Note and Warrant Purchase Agreements.

      2. In January 1997, we issued 1,422,481 shares of Series B preferred stock to the Series B investors for an aggregate cash consideration of $4,807,985.78.

      3. In October 1997, in connection with a 1997 bridge financing, we issued warrants to purchase 60,720 shares of Series C preferred stock at an exercise price of $3.70 per share for an aggregate cash consideration of $224.69.

      4. In December 1997, we issued 1,764,479 shares of Series C preferred stock to an initial round of Series C investors for an aggregate consideration of $6,528,572.30, comprised of converting $1,010,404.70 outstanding principal amounts payable under convertible promissory notes in connection with the 1997 bridge financing and $5,518,167.60 in cash.

      5. In March 1998, in connection with the December 1997 Series C financing, we issued warrants to purchase 211,499 shares of Series C preferred stock at an exercise price of $4.63 per share for an aggregate consideration of $2,114.99.

      6. In March 1998, we issued 519,171 shares of Series C preferred stock and warrants to purchase 62,229 shares of Series C preferred stock at an exercise price of $4.63 per share to a second round of Series C investors for an aggregate consideration of $1,921,554.99, comprised of converting $112,998.00 outstanding principal amounts payable under convertible promissory notes in connection with the 1997 bridge financing and $1,808,556.99 in cash.

      7. In April 1998, we issued 889,989 shares of Series C preferred stock and warrants to purchase 106,681 shares of Series C preferred stock at an exercise price of $4.63 per share to a third round of Series C investors for an aggregate cash consideration of $3,294,026.11.

      8. In September 1998, we issued warrants to purchase a total of 8,108 shares of Series C preferred stock in connection with entering into Master Equipment Lease No. 300091.

      9. In March 1999, we issued 1,983,468 shares of Series D preferred stock to the Series D investors for an aggregate cash consideration of $11,999,981.40.

      10. In March 1999 we issued warrants to purchase a total of 3,306 shares of Series D preferred stock to Pentech Financial Services, Inc.

      11. In November and December 1999, we issued 2,518,259 shares of Series E preferred stock to the Series E investors for an aggregate consideration of $29,262,169.58.

      12. In December 2000 we issued warrants to purchase a total of 80,000 shares of common stock to Sabre, Inc.

      13. In February 2000 we issued warrants to purchase a total of 37,182 shares of common stock to certain vendors and strategic partners.

      14. As of February 29, 2000, we have issued 998,986 shares of common stock and options to purchase 1,898,653 shares of common stock to a number of our employees, directors and consultants.

      15. In April 2000, we issued 430,293 shares of Series E preferred stock to Accor for cash consideration of $5,000,004.66

The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) or Regulation D of such Securities Act as transactions by an issuer not involving any public offering. In addition, certain issuances described in Item 14 were deemed exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules

      (a)Exhibits.

 Number  Description
 ------  -----------
 1.1*    Form of Underwriting Agreement.
 2.1*    Form of Agreement and Plan of Merger between the Registrant and
         WorldRes.com, a California corporation.
 3.1*    Amended and Restated Articles of Incorporation of WorldRes.com, a
         California corporation.
 3.2*    Certificate of Incorporation of the Registrant.
 3.3*    Amended and Restated Certificate of Incorporation of the Registrant,
         to be filed prior to the completion of the offering.
 3.4*    Form of Amended and Restated Certificate of Incorporation of the
         Registrant, to be filed and effective upon completion of the offering.
 3.5     Bylaws of WorldRes.com, a California corporation.
 3.6*    Form of Bylaws of the Registrant, to be effective upon completion of the offering.
 4.1*    Specimen Common Stock Certificate
 5.1*    Opinion of Orrick, Herrington & Sutcliffe LLP regarding the legality of the common stock being registered.
 10.1*   Form of Indemnification Agreement between the Registrant and each of its officers and directors.
 10.2*   Amended and Restated 1995 Stock Plan.
 10.3*   1999 Executive Stock Plan
 10.4*   2000 Directors' Stock Option Plan
 10.5    Lease Agreement between the Registrant and Mariners Center Limited
         Partnership, dated May 21, 1999.
 10.6*   Fifth Amended and Restated Investor Rights Agreement, dated November
         10, 1999, by and among the Registrant and certain holders of the
         Registrant's capital stock.
 10.7    Warrant to Purchase Shares of Series B Preferred Stock of the
         Registrant, dated June 4, 1996, issued to Gregory Jones.
 10.8    Warrant to Purchase Shares of Series B Preferred Stock, dated October
         30, 1996, issued to Gregory Jones.
 10.9    Note and Warrant Purchase Agreement, dated October 10, 1997, between the Registrant and certain lenders mentioned therein.
 10.10   Amended and Restated Series C Preferred Stock and Warrant Purchase
         Agreement, dated March 16, 1998, by and between the Registrant and certain holders of the Registrant's capital stock.
 10.11   Series C Preferred Stock Purchase Agreement, dated March 5, 1999, between the Registrant and E. Stanton McKee, Jr.
 10.12   Series D Preferred Stock Purchase Agreement, dated March 18, 1999 by and among the Registrant and certain holders of the Registrant's capital stock.
 10.13   Series D Preferred Stock Purchase Agreement, dated August 11, 1999, by and among the Registrant and The Gregory S. Curhan and Randi E. Curhan
         Revocable Trust.
 10.14*  Series D. Preferred Stock Purchase Agreement, dated September 13,
         1999, by and among the Registrant and certain holders of the
         Registrant's capital stock.
 10.15*  Series E Preferred Stock Purchase Agreement, dated December 7, 1999, by and among the Registrant and certain holders of the Registrant's capital stock.
 10.16   Amendment to Series E Preferred Stock Purchase Agreement, dated April
         5, 2000 by and among the Registrant and certain holders of the
         Registrant's capital stock.
 10.17** Multi-Property Participant Agreement, dated April 14, 1998 between the
         Registrant and Choice Hotels International.

 10.18 Agreement and Plan of Merger, dated as of June 18, 1999 among the Registrant, B&B Acquisition Corporation and Goldreyer Incorporated.
 10.19*  Offer Letter dated January 31, 2000 with Domenic A. Rinaldi.
 10.20   Offer Letter dated March 9, 1998 with Paul N. Wyatt
 10.21*  Offer Letter dated May 1999 with Gregory S. Curhan
 10.22*  Offer Letter dated June 1999 with Wolfgang Kitza
 10.23*  Offer Letter dated August 1999 with Eric Goldreyer
 10.24*  Offer Letter dated December 31, 1999 with Yen Lee.
 10.25** Wizcom Host Distribution Agreement between the Registrant and Wizcom
         International, Ltd., dated June 6, 1997.
 21.1    Subsidiaries of the Registrant.
 23.1    Consent of Ernst & Young LLP, Independent Auditors.
 23.2    Consent of Arthur Andersen LLP, Independent Public Accountants.
 23.3    Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit
         5.1).
 24.1    Power of Attorney (see page II-5).
 27.1    Financial Data Schedule.

--------
*  To be supplied by amendment.
** Confidential treatment requested as to certain portions of this Exhibit.

      (b) Financial Statement Schedules.

      Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

      (1)For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2)For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Mateo, State of California on April 7, 2000.

                                          WORLDRES.COM

                                          By:      /s/ Gregory A. Jones
                                            -----------------------------------
                                                    Gregory A. Jones
                                              President and Chief Executive
                                                         Officer

                               POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Gregory
A. Jones and Gregory S. Curhan, and each of them, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and any and all Registration Statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this Registration Statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

             Signature                           Title                    Date
             ---------                           -----                    ----
       /s/ Gregory A. Jones          President, Chief Executive      April 7, 2000
____________________________________ Officer and Director
          Gregory A. Jones           (Principal Executive
                                     Officer)
      /s/ Gregory S. Chrhan          Chief Financial Officer         April 7, 2000
____________________________________ (Principal Financial and
          Gregory S. Curhan          Accounting Officer)
     /s/ Eric J. Christensen         Chairman of the Board of        April 7, 2000
____________________________________ Directors
        Eric J. Christensen
      /s/ Steven L. Eskenazi         Director                        April 7, 2000
____________________________________
         Steven L. Eskenazi
      /s/ Gregory T. George          Director                        April 7, 2000
____________________________________
         Gregory T. George

             Signature                           Title                    Date
             ---------                           -----                    ----
       /s/ E. Stanton McKee          Director                        April 7, 2000
____________________________________
          E. Stanton McKee
       /s/ Thomas Unterman           Director                        April 7, 2000
____________________________________
          Thomas Unterman